     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 2000


                                                      REGISTRATION NO. 333-34316
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________


                                AMENDMENT NO. 4


                                  TO FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ________________________

                           BLAXXUN INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            04-3284474
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                         1550 BRYANT STREET, SUITE 770
                            SAN FRANCISCO, CA 94103
                                  415-437-6160
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ________________________

                               FRANZ BUCHENBERGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           BLAXXUN INTERACTIVE, INC.
                         1550 BRYANT STREET, SUITE 770
                            SAN FRANCISCO, CA 94103
                                 (415) 437-6160
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ________________________

                                   COPIES TO:

        DR. ANDREAS RODIN               STEVEN M. PECK, ESQUIRE               TOBIAS MULLER-DEKU
        POLLATH & PARTNER             HUTCHINS, WHEELER & DITTMAR      BRUCKHAUS WESTRICK HELLER LOBER
       FRIEDRICHSTRASSE 200            A PROFESSIONAL CORPORATION              TAUNUSANLAGE 11
        10117 BERLIN-MITTE                 101 FEDERAL STREET              60329 FRANKFURT AM MAIN
             GERMANY                  BOSTON, MASSACHUSETTS 02110                  GERMANY
       011-49-30-223-322-15                   617-951-6600                    011-49-69-273-08-0

                            ________________________

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the earlier registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one prospectus will be used in connection with the registration of the offering with the United States Securities and Exchange Commission and the other prospectus will be used in connection with the offering in Germany. The German prospectus will be produced in English and in German. The U.S. prospectus and the German prospectus are identical in all respects except for the front cover page and the back cover page of the German prospectus, which are different. The German versions of the front cover page and the back cover page are attached to this prospectus as pages A-1, A-2, A-3 and A-4 and are labeled "Alternate Pages for the German Prospectus." Final forms of each prospectus will be filed with the U.S. Securities and Exchange Commission under Rule 424(b).

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED AUGUST 3, 2000.


                         [                  ] Shares of
                                  Common Stock

                           blaxxun interactive, Inc.

                        [BLAXXUN INTERACTIVE, INC. LOGO]

     This is an initial public offering of shares of common stock of blaxxun interactive, Inc. A total of 5,750,000 shares of common stock are being offered by blaxxun. The shares of common stock will be offered to the public in the Federal Republic of Germany. Additionally, shares of common stock will be offered to a limited number of our directors, officers, employees or other persons who have business relationships with us, and to persons or entities related to them, who are not located in the United States.



     It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share (between E 8.42 and E 10.53 per share at an assumed exchange rate of $.95 per euro). For factors considered in determining the initial public offering price, see "Underwriting."


     We intend to apply to list our common stock on the Neuer Markt of the Frankfurt Stock Exchange. We expect that this listing will become effective and that trading of the shares of common stock will begin promptly after the initial public offering price is determined through negotiations between blaxxun and the underwriters. Our trading symbol on the Neuer Markt will be BXX.
                            ________________________

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.   SEE "RISK FACTORS"
BEGINNING ON PAGE 8 TO READ ABOUT FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC                COMMISSIONS                BLAXXUN
-------------------------------------------------------------------------------------------------------------
Per Share.........................          E[  ]                    E[  ]                    E[  ]
-------------------------------------------------------------------------------------------------------------
Total.............................          E[  ]                    E[  ]                    E[  ]
=============================================================================================================


     Selling stockholders listed on page 58 of this prospectus have granted to the Underwriters a 45-day option to purchase 750,000 additional shares of Common Stock, solely to cover over-allotments, if any. In addition, certain existing shareholders have agreed to lend the underwriters up to 750,000 shares of common stock for 45 days following this offering. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to the Public shown above. The Company will not receive any proceeds from the sale of Common Stock by the selling stockholders. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, proceeds to Company and proceeds to selling stockholders will be approximately $58,500,000, $2,632,500, $51,750,000, and $6,750,000, respectively based on an estimated $9.00 per share. See "Principal and Selling Stockholders" and "Underwriting."


     NEITHER THE SECURITIES EXCHANGE COMMISSION, THE NEUER MARKT OF THE FRANKFURT STOCK EXCHANGE, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the shares of common stock to investors
on             , 2000 in Frankfurt am Main, Germany.
DG BANK DEUTSCHE GENOSSENSCHAFTSBANK AG
                     Prospectus dated               , 2000

                                     [LOGO]

                           THE VIRTUAL WORLDS COMPANY

    [PICTURE OF SIMULATED REAL-WORLD; PEOPLE STANDING IN LOBBY OF AN OFFICE
                                   BUILDING]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
The Offering................................................    3
Summary Consolidated Financial Data.........................    4
Risk Factors................................................    6
Special Note Regarding Forward Looking Statements...........   16
How We Intend to Use the Proceeds from this Offering........   17
Dividend Policy.............................................   17
Exchange Rate Information...................................   17
Capitalization..............................................   19
Dilution....................................................   20
Selected Consolidated Financial Data........................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   39
Statutory Information.......................................   50
Management..................................................   52
Principal and Selling Stockholders..........................   58
Relationships with blaxxun and Related Transactions.........   61
Description of Capital Stock................................   63
Shares Eligible for Future Sale.............................   66
The German Equity Market....................................   67
German Tax Matters..........................................   70
Certain United States Tax Considerations for Non-United
  States Holders............................................   72
Underwriting................................................   75
Legal Matters...............................................   77
Experts.....................................................   77
Where You Can Find Additional Information...................   77
Index to Consolidated Financial Statements..................  F-1

                            ------------------------

     Through and including        , 2000 (the 25th day after the date of this
Prospectus), all dealers effecting transactions in these securities in the United States, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to a dealer's obligation to deliver a Prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding blaxxun and the financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. Unless otherwise noted, information in this prospectus assumes that the underwriters will not exercise their over-allotment option. Also, unless otherwise noted, information in this prospectus takes into account a 2:1 stock split which will occur simultaneously with the closing of this offering. Information in this prospectus, unless otherwise noted, assumes the conversion of all outstanding shares of preferred stock into shares of common stock simultaneously with the closing of this offer. Our fiscal year ends July 31 and references to a particular fiscal year are references to the fiscal year ending July 31 of the relevant year.

The Company:            blaxxun is a provider of innovative software and
                        services that allow organizations to develop and operate
                        Virtual Worlds for commerce, community and collaboration over the Internet. Virtual Worlds are feature rich online environments where people can come together and, by navigating through the website:

                        - engage in commerce by going shopping and accessing
                          customer service;

                        - engage in community by interacting with others,
                          attending events and being entertained; and

                        - engage in collaboration by participating in
                          cooperation scenarios.

                        To address the needs of advanced Virtual Worlds applications, we have developed a set of products and technologies that we license to our customers directly and through third party resellers. We believe that our focus on innovative technology, open technology standards, scalability and extensibility (ability to easily add features and accommodate additional volume), support of multiple hardware and software platforms and business relationships has established us as a leader in the technology behind the Internet Virtual Worlds market.

                        During fiscal 1999, our revenues were approximately $1,846,000 and our net loss was approximately $6,831,000. Our accumulated deficit as of July 31, 1999 was approximately $18,475,000. At April 30, 2000 our accumulated deficit had increased to approximately $25,638,000. As of July 31, 1999, goodwill and other intangible assets amounted to approximately $7,455,000, or 62%, of our total assets. Expected amortization expense of this goodwill and other intangible assets of the fiscal years 2000, 2001 and 2003 is approximately $3,660,000, $3,658,000 and $173,000, respectively.

                        Our business consists of selling Virtual Worlds technology products, like the blaxxun Community Platform, providing professional services based on our Virtual Worlds technology, as well as operating selected Internet communities, like Cybertown.com, learnetix.de and soccercity.de, that use our technology to create leading Virtual Worlds. The blaxxun Community Platform is our most feature rich product intended for use by organizations which require the most sophisticated Virtual Worlds technology. Our other products have been derived from the technology behind the blaxxun Community Platform and are designed for users, including businesses, other organizations and individuals, who do not require the full range of features or volume capacity available with the blaxxun Community Platform.

                        A number of global companies already use our technology for a variety of applications. Our strategy is to aggressively expand this customer base and to deepen and extend relationships with existing customers, third party resellers and technology collaborators. We also intend to leverage our technology leadership position by targeting smaller business customers and individuals with new products incorporating our technology, such as blaxxun3D, the blaxxun Avatar Studio and the blaxxun Instant Community.

Other Information:      blaxxun was incorporated under the laws of the State of
                        Delaware in July of 1995. Our principal executive office and the offices of our wholly owned subsidiary, Cybertown, Inc., are located at 1550 Bryant Street,
                        Suite 770, San Francisco, California 94103. U.S.A. The principal executive office of our wholly owned subsidiary blaxxun interactive AG is located at Elsenheimerstrasse 61, Munich, Germany. Our web site is located at http://www.blaxxun.com. Information contained on our web site does not constitute part of this prospectus.

                        blaxxun(TM), Cybertown(TM), blaxxun Instant
                        Community(TM), blaxxun3D(TM), blaxxunContact(TM), the blaxxun logo and The Virtual Worlds Company(TM) are registered and unregistered trademarks, service marks and trade names of blaxxun. This prospectus also contains brand names, trademarks or service marks of companies other than blaxxun interactive, Inc., and these brand names, trademarks and service marks are the property of their respective holders.

                                  THE OFFERING

     References to "we," "us" or "blaxxun" refer to blaxxun interactive, Inc., together with its wholly owned subsidiaries, blaxxun interactive AG and Cybertown, Inc. In addition, references to "$" or "dollars" are to United States dollars and "E" is to euros.

COMMON STOCK OFFERED

     Shares of our company offered pursuant to this prospectus include:


     - 5,750,000 shares of our common stock which will be newly issued from our authorized capital stock pursuant to a resolution passed by our board of directors on July 31, 2000 for the purposes of this offering; and



     - up to an additional 750,000 shares of our common stock, which will be available for sale by the selling stockholders pursuant to a 45-day over-allotment option granted to the underwriters to the extent that option is exercised. For further details, see "Underwriting."


FRIENDS & FAMILY PROGRAM

     We have also reserved up to 350,000 shares of the shares of common stock offered, excluding the shares of common stock included in the over-allotment option, for sale at the initial public offering price to our employees, and persons or entities who have business relationships with us, and persons or entities related to them. The number of shares available for sale to other investors will be reduced to the extent these persons or entities purchase the reserved shares. None of the reserved shares will be sold to persons located in the United States. For further details, see "Underwriting."

UNDERWRITERS

     The shares to be offered pursuant to this prospectus will initially be purchased by DG BANK Deutsche Genossenschaftsbank AG and the members of the underwriting consortium. For further details, see "Underwriting."

STOCK EXCHANGE LISTING


     In connection with this offering, we have applied for the admission of the entirety of our issued and outstanding shares of common stock to the regulated market with trading on the Neuer Markt of the Frankfurt Stock Exchange. We currently expect that the admission will take place on August 11, 2000. The first day on which the offered shares will be quoted on Neuer Markt is currently anticipated to be August 15, 2000.


TRADING SYMBOL FOR THE NEUER MARKT

     The trading symbol for our shares on the Neuer Markt is expected to be BXX.

DESIGNATED SPONSORS FOR NEUER MARKT

     We have retained DG BANK Deutsche Genossenschaftsbank AG and Merck Finck & Co. to act as designated sponsors for the shares on Neuer Markt. For additional information concerning the Neuer Markt and the delivery and payment for and clearing transferability of the shares, see "The German Securities Market."

                            ------------------------

     Neither we, the selling stockholders nor the underwriters have taken, or will take any action in any jurisdiction that would not permit a public offering of the shares or in which possession or distribution of a prospectus is prohibited. No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized.

--------------------------------------------------------------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of blaxxun included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended July 31, 1997, 1998, and 1999 have been derived from the audited consolidated financial statements of blaxxun included elsewhere in this prospectus, which have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, independent auditors. The consolidated statement of operations data for the nine-month periods ended April 30, 1999 and 2000, and the consolidated balance sheet data as of April 30, 2000, are derived from unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of such information. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We commenced operations in August 1995 and therefore fiscal 1996 was the first year we had consolidated financial statements.


                                                                             NINE MONTHS ENDED
                                           YEAR ENDED JULY 31,                   APRIL 30,
                                -----------------------------------------   --------------------
                                1996(3)     1997      1998      1999(4)      1999        2000
                                -------   --------   -------   ----------   -------   ----------
                                                                                 UNAUDITED
                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues......................  $    --   $    595   $ 1,193   $    1,846   $ 1,333   $    4,112
Amortization of goodwill and
  other intangible assets.....       --         --        --       (3,521)   (2,698)      (2,494)
Operating loss................   (3,243)    (5,525)   (1,699)      (6,752)   (4,742)      (6,610)
Net loss......................   (3,216)    (5,352)   (3,076)      (6,831)   (5,077)      (7,163)
Basic and diluted net loss per
  share(1)....................            $(669.04)   (25.75)      (23.96)   (20.00)      (18.73)
Basic and diluted weighted
  average common shares
  outstanding(1)..............               8,000   119,473      285,093   253,828      382,345
Pro forma basic and diluted
  net loss per share(2).......                                 $    (0.43)                 (0.41)
Pro forma basic and diluted
  weighted average common
  shares outstanding(2).......                                 15,863,328             17,397,384


                                                          JULY 31,                     APRIL 30,
                                           ---------------------------------------    -----------
                                            1996      1997       1998      1999(5)       2000
                                           ------    -------    -------    -------    -----------
                                                                                       UNAUDITED
BALANCE SHEET DATA:
Cash and cash equivalents................  $3,097    $    28    $ 3,111    $ 3,215      $ 5,300
Working capital..........................   2,454       (927)     2,115      2,414        4,369
Goodwill and other intangible assets.....      --         --         --      7,455        4,088
Total assets.............................   3,614        367      3,592     12,085       13,479
Long-term obligations, less current
  portion................................      --      2,041      3,892      3,776        2,186
Stockholders' equity (deficit)...........  $2,783    $(2,706)   $(1,605)   $ 6,352      $ 8,142

---------------
(1) Historic per share and share information does not reflect the 2:1 stock split which will occur simultaneously with the closing of this offering.

(2) Because of the significance of the conversion of all outstanding shares of the Company's convertible preferred stock upon the completion of a qualified public offering of the Company's common stock, the

--------------------------------------------------------------------------------

    Company has presented pro forma basic and diluted net loss per share and the pro forma weighted average number of basic and diluted shares outstanding as if the preferred stock had been converted on August 1, 1998 or on their date of issuance, if later. The pro forma share and per share amounts also reflect the impact of the 2:1 stock split which will occur simultaneously with the closing of the offering.

(3) As of and for the year ended July 31, 1996, the Company had no common shares outstanding.

(4) During 1999, the Company acquired the remaining interest in blaxxun interactive AG through the issuance of 1,976,000 shares, on a pre-split basis, of Series D convertible preferred stock.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the following before you decide to buy our common stock. You should also refer to the other information set forth in this prospectus, including the discussions in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our consolidated financial statements and the related notes.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE NEVER ACHIEVED PROFITABILITY AND WE EXPECT TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We have a history of losses since we commenced operations in 1995. Our net loss for fiscal 1999 was approximately $6,831,000 and our accumulated deficit was approximately $18,475,000 as of July 31, 1999. At April 30, 2000 our accumulated deficit had increased to approximately $25,638,000. We have not achieved profitability and we expect to incur net losses for the foreseeable future. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. Based on our projections of future revenue growth, we estimate that our software development and maintenance costs will increase from approximately $1.8 million in fiscal 1999 to approximately $28.2 million in fiscal 2002. We estimate that our sales and marketing costs will increase from approximately $2.0 million in fiscal 1999 to approximately $30.7 million in fiscal 2002. We estimate that our general and administrative costs will increase from approximately $1.2 million in fiscal 1999 to approximately $11.3 million in fiscal 2002. Accordingly, we will need to significantly increase revenues to achieve and maintain profitability. Our ability to increase revenues and achieve profitability will be affected by the other risks and uncertainties described in this section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR LIMITED OPERATING HISTORY AND ONGOING DEVELOPMENT OF SUBSTANTIAL PRODUCTS MAKES FORECASTING DIFFICULT.

     Forecasting our revenues is difficult due to our limited operating history and newly developed product offerings. If we do not achieve our expected revenues, our operating results will be below our expectations and the expectations of our investors and market analysts, which could cause the price of our common stock to decline. We anticipate that a substantial portion of our future revenue growth will come from products recently released or still under development. During the second quarter of fiscal 2000, we released blaxxun3D and blaxxun Avatar Studio. During March 2000, we released another product, blaxxun Instant Community. Those products generated $139,000 in revenue as of April 30, 2000. The timing and extent of revenues to be achieved from sales of these new and developing products are not subject to accurate projection due to our lack of sales history, unknown market acceptance and the uncertainty of development completion. As a result, we have limited meaningful historical financial data upon which to plan revenues and operating expenses. Our ability to forecast accurately our quarterly revenues is further limited because our Community Platform products have relatively long sales cycles that make it difficult to predict the quarters in which sales will occur. We plan our expenses in part based on our future revenue projections. Most of our expenses are fixed, making it difficult to quickly reduce spending if revenues are lower than projected. We currently expect that our expenses will increase significantly for the foreseeable future. See "Business -- Products."

OUR VIRTUAL WORLDS PRODUCTS MAY NOT BE ACCEPTED.

     The Virtual Worlds market is in an early stage of development and our products, which are Virtual Worlds products, may therefore not achieve market acceptance. Other multimedia technologies, such as streaming video technology, have to date obtained more market acceptance than the Virtual Worlds technology upon which our products are based. See "Business -- Competition." Our blaxxun Community Platform products are complex and generally involve capital expenditures by our customers in excess of $100,000. In addition, many of our prospective customers have made significant investments in internally-developed or custom systems and would incur significant costs in switching to third-party products such as our blaxxun Community Platform. These factors may cause our Virtual Worlds technology not to be accepted by the market or to be accepted at a slower rate than other technologies. If Virtual Worlds do not receive market acceptance or achieve market acceptance at a slower rate than we anticipate, our expected revenues could decrease significantly and cause substantial harm to our business.

     Our products are based on the so-called "open" ISO standards VRML, HTML, HTTP and XML. Open standards are publicly known interface and technology standards which allow the compatibility of products from different manufacturers and developers. VRML standard is a relatively new open standard, and no assurance can be given that other forms of technology will not supersede the VRML or other standards upon which our products are based. Failure of our products to conform to the dominant technology standards could have a material adverse effect on the market's acceptance of our products.

EXPANSION OF OUR OPERATIONS MAY STRAIN OUR RESOURCES AND WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR GROWTH.

     We might not be able to adequately manage our growth. Our recent growth has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must implement and improve our operational and financial systems and expand, train and manage our employee base to manage this future growth effectively. In particular, we need to further develop the organizational structure of our United States sales force, in order to manage rapid growth effectively. We believe that in order to effectively manage growth we will have to create or modify our organizational structures present in our sales force and in our accounting group, product development group and customer service group. We cannot assure you that we will be able to effectively implement or reorganize these aspects of our business in a manner that will enable us to adequately manage our growth. If we do fail to implement or reorganize these aspects of our business, we may incur significantly increased losses.

IF WE LOSE OUR KEY MANAGEMENT MEMBERS WE MAY BE UNABLE TO REPLACE THEM.

     Competition for qualified senior personnel in the software industry and in the Internet Virtual Worlds area, as well as other markets in which we recruit, is extremely intense and characterized by rapidly increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates. We rely on the services of our founders and other key management, sales and technical personnel, whose knowledge of our business and technical expertise would be extremely difficult to replace. Our officers and key employees are generally free to terminate their employment with us at any time with little or no notice. None of our employees have executed non-compete agreements and thus, there is nothing to prohibit them from competing with us following the termination of their employment. The loss of services of any of our key employees for any reason could harm our business. In the past five years, we have lost only one key member of our management who is deceased. Given our stage of development, we are dependent on our ability to attract, retain and motivate high caliber senior personnel, and we may not be able to recruit and retain additional qualified senior personnel. The loss of one or more of our key employees could materially harm our business.

WE MAY NOT BE ABLE TO RETAIN OR RECRUIT QUALIFIED PERSONNEL.

     If we are unable to adequately train and educate our new technical personnel, our product development and customer service functions may be adversely affected. If we are unable to service our customers as we grow, customers may become dissatisfied with our products and services and we may lose customers. It is possible that we will not be able to retain or recruit sufficient numbers of qualified technical personnel, which could disrupt our operations, inhibit growth and harm our business. In addition to our dependence on our senior personnel, our ability to grow will be dependent on our ability to attract, retain and motivate high caliber personnel at other levels, particularly technical personnel, who we may not be able to adequately recruit, retain or motivate. Attracting and maintaining the personnel to meet our technical needs requires training and education. Competition for these types of employees in the software industry and the Internet Virtual Worlds area, as well as other markets in which we recruit, is extremely intense and characterized by rapidly increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates.

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

IF WE FAIL TO EXPAND OUR SALES OPERATIONS, WE MAY NOT BE ABLE TO INCREASE REVENUES FROM THE SALES OF OUR PRODUCTS.

     If we are unable to maintain our current sales force and expand our direct sales operations, we may not be able to increase sales of our products and our revenues may not grow adequately. We depend on an effective direct sales force to market our products. As of April 30, 2000, our direct sales force is 12 people. We need to expand our direct sales operations in order to increase market awareness of our products and services in order to increase revenues. The demand for sales personnel is very competitive in our industry due to the limited number of people with the requisite technical skills and understanding of our software products and the Internet.

IF WE FAIL TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH INDIRECT RESELLERS OF OUR PRODUCTS, OUR DISTRIBUTION CAPABILITIES WILL BE HARMED.

     In the future we expect to rely upon our indirect sales channels, which consist of resellers who incorporate our software into their products and "resell" the resulting products. For fiscal 1998, fiscal 1999 and the nine months ended April 30, 2000, 16%, 1% and 4% of our revenues, respectively, were generated through these indirect sales channels, with approximately 9%, 1% and 2% of revenues, respectively, being generated through a single third party reseller of our technology. Superscape Ltd, UK accounted for 9% of our revenues for the fiscal year ended July 31, 1998. In order to successfully market our products, we need to increase relationships with our indirect sales channels and establish similar relationships with other third parties. We expect these indirect sales channels to be particularly important to the sales and marketing of our new products. Our failure to maintain existing relationships or to establish a sufficient number of new relationships with indirect sales partners would limit our distribution capabilities and, in turn, adversely affect our business.

WE DEPEND UPON A SMALL NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES SO THE LOSS OF ANY OF OUR LARGE CUSTOMERS COULD HAVE MATERIAL ADVERSE EFFECT ON US.

     Historically, we have received a significant portion of our revenues from a limited number of customers. Our largest three customers for fiscal 1998, largest four customers for fiscal 1999, and largest customer for the nine months ended April 30, 2000, represented 47%, 63% and 11% respectively, of our revenues. Similarly, our accounts receivable are concentrated. As of July 31, 1998, July 31, 1999 and April 30, 2000, 99%, 85% and 57%, respectively of our accounts receivable were also owed by the top six, four and three customers. We believe that a customer's decision to license its technology is relatively discretionary and, for large-scale users, generally involves a significant commitment of capital resources. Therefore, any downturn in the economy or in the business of our current or potential customers could have a material adverse effect on our revenues. Additionally, we can not assure you that our large customers will continue to enter into or renew existing support, maintenance and upgrade contracts or that revenues from those contracts will continue to be significant. The loss of a material portion of such revenues would likely have a material adverse effect on our business, financial condition and results of operations. For a further discussion of customer concentration, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 25.

IF WE ARE UNABLE TO MEET THE RAPID CHANGES IN SOFTWARE TECHNOLOGY, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE OR UNMARKETABLE.

     Our failure to develop new software products and product enhancements in a timely fashion would decrease our market acceptance and sales of our software products, which would harm our business. The market for Virtual Worlds products is characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles, rapid changes in customer demands and evolving industry standards. Our success depends in part on our ability to innovate and develop new versions of our software in a timely manner, keep pace with technological developments and provide new products and services that achieve rapid and broad market acceptance. Our product and software development efforts inherently are difficult to manage and keep on schedule. We on occasion have experienced development delays and related cost overruns, and there can be no assurance that we will not encounter such problems in the future. In addition, there can be no assurance that we can identify new software products and service opportunities successfully and develop and bring to market new software products and services in a timely manner or that any such product innovations will achieve the market penetration or price stability necessary for profitability. New products based on new technologies or new industry standards can render our existing software products obsolete.

THE PORTION OF OUR BUSINESS BASED ON OUR COMMUNITIES MAY NOT BE PROFITABLE.

     The success of our communities depends upon our ability to leverage our existing and future Web traffic and consumer audience to grow revenues and in the future generate multiple revenue streams. The potential profitability of this business model is unproven, and to be successful, we must, among other things, develop and market content that achieves broad market acceptance by our community users, Internet advertisers and commerce vendors. We may fail to develop and promote our communities effectively, which may prevent us from retaining or attracting new visitors and advertisers to our communities. There can be no assurance that we will be able to effectively develop or maintain our communities, and even if the development and maintenance is successful, there can be no assurance that our communities will be able to sustain revenue growth or generate significant revenues or profits, if any.

WE FACE INTENSE COMPETITION THAT COULD KEEP US FROM GROWING OR EVEN MAINTAINING OUR MARKET SHARE.

     The Virtual Worlds technology market is competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We compete with various providers of multimedia communication solutions and expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. We may not be able to compete effectively in our markets, competition may intensify and our inability to compete successfully against our current and future competitors may cause us to experience price reductions, reduced gross margins and loss of market share, any one of which could materially and adversely affect our business. For further description of our principal competitors, see Business -- Competition."

THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT THE TRADING OF OUR COMMON STOCK.

     Our operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly. The primary factors that may cause fluctuations of our operating results include the following:

     - the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle for our products;

     - technical difficulties in our software that could delay product shipments or increase the costs of introducing new products;

     - the timing of recognizing revenue and deferred revenue under U.S. GAAP;

     - changes in our pricing policies or pricing policies of competitors;

     - increases in sales, marketing, product development or administrative expenses;

     - changes in our mix of revenues generated from product sales and services;

     - changes in our mix of sales channels through which our products and services are sold;

     - our ability to maintain quality levels for our products and implement quality Internet Virtual Worlds solutions for our customers;

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

     - the fixed nature of our operating expenses, such as base compensation for our employees and rent; and

     - costs related to acquisitions of technology or businesses.

Because of these factors, we believe that quarter-to-quarter comparisons of our results of operations as an indication of our future performance will not necessarily be meaningful. Our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

THE SUCCESS OF OUR INTERNATIONAL OPERATIONS IS DEPENDENT UPON MANY FACTORS WHICH COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS INTERNATIONALLY.

     We market and sell our products in the United States and internationally. In fiscal 1998, 1999 and in the nine month period ended April 30, 2000, we generated 98%, 79% and 75%, respectively, of our total revenues to customers located outside of the United States with 23%, 53%, and 39% respectively, generated from customers in Germany. We intend to substantially expand our international operations and enter new international markets, through extended sales and marketing operations, joint ventures and strategic alliances, which will require significant management attention and financial resources. See "Business -- Our Strategy -- Global Expansion." Our international operations are, and will be, subject to a variety of risks associated with conducting business internationally, many of which are beyond our control. The following factors may adversely affect our ability to achieve and maintain profitability and our ability to sell our products internationally:

     - expenses associated with customizing products for foreign countries;

     - political and economic instabilities;

     - potentially adverse tax consequences and regulatory requirements;

     - legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers;

     - uncertainty of product acceptance by different cultures;

     - dependence on local partners who may not be able to meet the needs of a growing international market;

     - greater difficulty in accounts receivable collection and longer collection periods;

     - difficulties and costs of staffing and managing foreign operations;

     - unexpected changes in regulatory requirements related to the Internet;
       and

     - limited or unfavorable intellectual property protection.

     Our international sales growth will be limited if we are unable to establish additional foreign operations, expand international sales channel management and support organizations, hire additional personnel, customize products for local markets and establish relationships with additional distributors and third-party integrators.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGY OR TRADEMARKS, WHICH COULD WEAKEN OUR COMPETITIVE POSITION.

     Our competitive position may be weakened if we do not effectively protect our intellectual property rights. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or Germany.

     Additionally, we may be a party to litigation in the future to protect our intellectual property or as a result of alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject
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

us to significant liability for damages and invalidation of our proprietary rights. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources and cause product shipment delays. Any potential intellectual property litigation also could force us to do one or more of the following:

     - stop selling, incorporating or using our products or services that use the challenged intellectual property;

     - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     - redesign those products or services that use such technology.

     If we are forced to take any of the foregoing actions, we may be unable to develop and sell our products, or provide services based thereon, which would reduce or eliminate our revenues. To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement with respect to our current or future products. We expect that developers of database, content management and e-commerce software products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and as the functionality of products increasingly overlaps.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS, WHICH MAKES OUR FUTURE RESULTS OF OPERATIONS DIFFICULT TO PREDICT.

     Currency fluctuations make our future results of operations difficult to predict. To date, a majority of our international revenues and costs have been denominated in foreign currencies, primarily in Deutsche Mark and, since the Deutsche Mark conversion to the euro in January 1999, in euros. In fiscal 1998, 1999 and the nine month period ended April 30, 2000, 80%, 82% and 47%, respectively, of our revenues were denominated in Deutsche Mark and euro. We booked foreign currency transaction losses of approximately $94,000 in fiscal 1998 and foreign currency exchange gains of approximately $33,000 and $151,000 in fiscal 1999 and the nine months ended April 30, 2000, respectively. We believe that a significant portion of our international revenues and costs will be denominated in foreign currencies in the future. We cannot predict the potential consequences to our business as a result of the adoption of the euro as a common currency in parts of Europe. To date, we have not engaged in any foreign exchange hedging transactions, and we are, therefore, subject to foreign currency risk, particularly in connection with the U.S. dollar and euro exchange rates.

     A majority of the expenses of our subsidiary blaxxun interactive AG are denominated in Deutsche Mark. However, the value of Deutsche Mark is tied to the value of the euro. As a result, fluctuation in the value of the euro relative to the U.S. dollar could adversely affect our results of operations. Even when foreign currency expenses are substantially offset by foreign currency revenues in the same currency, profits may be diminished when reported in dollars. Fluctuations in the U.S. dollar relative to the euro will affect comparisons of our reported results of operations and financial condition. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we could experience currency losses in the future, and we cannot predict the effect of the exchange rate fluctuations upon our future results of operations. For more information regarding currency fluctuations, see "Exchange Rate Information."

WE HAVE IN THE PAST AND EXPECT TO CONTINUE TO ACQUIRE COMPLEMENTARY BUSINESSES, WHICH MAY CAUSE DISRUPTIONS IN OUR ONGOING BUSINESS ACTIVITIES.

     We have acquired and intend to continue to acquire complementary web sites, companies, technologies, services and products as appropriate opportunities arise. These acquisitions might disrupt our ongoing business activities. If we identify an appropriate acquisition opportunity, we might not be able to negotiate the terms of that acquisition successfully, obtain financing, or integrate the acquired company's personnel and operations. We may also have difficulty continuing to acquire web sites and other Internet media properties at the prices historically paid due to the escalation of Internet media valuations. If we make acquisitions outside of our core business, assimilating the acquired technology, services or products into our operations could be

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

difficult. This may cause a disruption in our ongoing business, distract management and make it difficult to maintain standards, controls and procedures. In addition, we might be required to incur debt or issue equity securities to pay for any future acquisitions. If the market price for acquisition targets increases substantially, our business, results of operations and financial condition could suffer.

OUR SOFTWARE PRODUCTS MAY HAVE UNKNOWN DEFECTS, WHICH COULD HARM OUR REPUTATION OR IMPEDE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Despite our testing of our software products, defects have occurred in the past and may occur in the future. Complex software like ours may be difficult to integrate with customers' existing systems and may contain errors or defects when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products until after they are sold, and we are not currently insured against product defects. In addition, any defect in other software or hardware with which our software interacts could be mistakenly attributed to our software by our customers or their end-users. These defects or perceptions of defects could cause our customers and their end-users to experience service interruptions. Service interruptions could damage our reputation or increase our product development costs, divert our product development resources, cause us to lose revenue, or delay market acceptance of our products, anyone of which could harm our business, financial condition and results of operations.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS TO US.

     We may be subject to product liability claims for defects in our products. A successful product liability claim brought against us in excess of our relevant insurance coverage could be costly. Any of these claims, even if not meritorious, could result in costly litigation or divert management's attention and resources.

                         RISKS RELATED TO THE INTERNET

OUR FUTURE RESULTS DEPEND ON CONTINUED GROWTH IN THE USE OF THE INTERNET.

     Our future results depend on continued growth in the use of the Internet for information, publication, distribution and commerce. Our business could suffer if Internet usage does not continue to grow and evolve. Internet usage and usage of our technology in particular, may be inhibited for a number of reasons, including:

     - inadequate network infrastructure;

     - security concerns;

     - inconsistent quality of service;

     - lack of availability of cost-effective and high-speed Internet access;
       and

     - changes in government regulation of the Internet.

     In addition, changes in network infrastructure, transmission and content delivery methods and underlying software platforms, and the emergence of new Internet access devices, such as television set-top boxes, could dramatically change the structure and competitive dynamic of the market for Virtual Worlds, including Internet realtime 3D products. These changes might limit the functionality of Virtual Worlds and also allow for expansion of competing technologies. In addition, future outages and other interruptions occurring throughout the Internet could lead to decreased use of Virtual Worlds and would therefore harm our Virtual Worlds business. Because electronic commerce over the Internet is relatively new and evolving, it is difficult to predict whether the Internet will be a viable commercial marketplace or whether the Internet or intranets will be viable mediums of communication. Sales of our products will continue to depend in large part on the emergence of the Internet as a viable commercial marketplace with a strong and reliable infrastructure. The Internet has experienced substantial growth in the number of users and amount of traffic, and there can be no assurance that its technological infrastructure will be able to support the demands placed on it by continued growth. There can be no assurance that the infrastructure or complementary services necessary to make the
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

Internet a viable commercial medium will be developed or, if developed, that the Internet will become a viable commercial medium for products and services such as those offered by us.

WE COULD FACE ADDITIONAL BURDENS ASSOCIATED WITH GOVERNMENT REGULATION OF AND LEGAL UNCERTAINTIES WITH RESPECT TO THE INTERNET.

     New Internet legislation or regulation, or the application of existing laws and regulations to the Internet and e-commerce could add additional costs and risks to doing business on the Internet. We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to e-commerce. Although there are currently few laws and regulations directly applicable to e-commerce, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress recently enacted Internet laws regarding children's privacy, copyrights and the transmission of sexually explicit material and is currently considering federal tax legislation concerning e-commerce. In addition, the European Union recently enacted its own Internet privacy regulations. The burden of compliance with any additional laws or regulations regarding the Internet may decrease the growth of the Internet or e-commerce, which could, in turn, decrease the demand for our products and services and increase our costs of doing business. Additionally, due to the global nature of the Internet, it is possible that the governments of foreign jurisdictions may attempt to regulate our transmissions or to prosecute us for violations of their laws. We may unintentionally violate these laws and these laws may be modified, or new laws enacted, in the future.

THE REGULATION OF DOMAIN NAMES MAY CHANGE, WHICH MAY MAKE IT DIFFICULT FOR US TO BUILD BRAND RECOGNITION.

     In addition, regulation could reduce the value of our domain names which would harm our brand recognition. We own the Internet domain names www.blaxxun.com, www.cybertown.com, as well as numerous other domain names both in the United States and internationally. Our domain names are important because they allow visitors to locate our web sites and build brand recognition. Internet regulatory bodies currently regulate domain names. The regulation of domain names in the United States and internationally is subject to change. In the United States, .com, .net and .org are top-level domains, or domains that are very highly sought after. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we might not acquire and maintain the "www.blaxxun.com" or comparable domain names in all the countries in which we conduct business, which could harm our business. Also, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. We might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If this occurs, our business, results of operations and financial condition would suffer.

LEGISLATION REGARDING PRIVACY OF PERSONAL INFORMATION ABOUT USERS MAY AFFECT OUR COMMUNITIES.

     We are subject to and must comply with data protection legislation which restricts our ability to collect and exploit users' personal data. Our business is particularly dependent on the existing and future data protection laws in Europe, the United States and in each specific country where we operate. European data protection legislation is drafted in very broad terms, and there are few sources of guidance as to its interpretation. Therefore, it is difficult to foresee the extent to which its enforcement by relevant authorities will restrict our operations. We believe that a rigid interpretation of data protection legislation could hinder our ability to conduct our business as planned. Our failure to comply with applicable law could subject us to severe legal sanctions which could have a material adverse effect on our business and results of operations.

     We maintain a privacy policy which is not to disclose individually identifiable information about any user of our products or services to a third party without the user's consent. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate users' personal information, we could be subject to liability claims. These claims could include claims for unauthorized purchases, impersonation or other similar fraud claims, as well as claims for other misuses of personal information, for
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

example for unauthorized marketing purposes. We could incur additional expenses if new regulations regarding the use of personal information were introduced, if our privacy practices are investigated or if our privacy policies are viewed unfavorably by users or potential users.

IF THE USE OF COOKIES BECOMES IMPERMISSIBLE, OUR COMMUNITIES' EXPECTED ADVERTISING REVENUES MAY DECLINE.

     Our communities currently use "cookies," with the consent of the user, to collect usage information about the user to facilitate and improve the user's experience in viewing our communities and to target relevant advertising, content and e-commerce offerings to users. Cookies are small files of information placed on a user's hard drive that convey user information to the website through the user's browser software. Some Internet commentators and European data protection commissioners have suggested that, depending on the mode of application, the use of cookies is impermissible. Should this view prevail, the effectiveness of our communities and their ability to derive advertising revenue could be limited.

OUR COMMUNITIES MAY EXPERIENCE DISRUPTIONS WHICH MAY LEAD TO DECREASED TRAFFIC AND SALES.

     Our systems may fail or experience a slowdown and our users depend on others for access to our communities. Our network must accommodate a high volume of traffic and deliver frequently updated information. Our communities have in the past, and may in the future, experience slower response times or decreased traffic for a variety of reasons. Slower response times can result from general Internet problems, routing and equipment problems by third-party Internet access providers, problems with third-party advertising servers and increased traffic to our servers. Our network could experience interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our community of Internet users depends on Internet service providers, online service providers and other web sites' operators for access to our communities. Those providers have experienced outages in the past, and may experience outages or delays in the future. Moreover, our Internet infrastructure might not be able to support continued growth of our communities. If we experience any of these problems, our reputation and brand name could suffer, users might perceive our communities as not functioning properly and our business, results of operations and financial condition could suffer.

WE MAY BE SUED AS A RESULT OF INFORMATION PUBLISHED OR POSTED ON OR ACCESSIBLE FROM THE COMMUNITIES WE OPERATE.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information published in the communities we operate. These types of claims have been brought, sometimes successfully, against online services in the past, and can be costly to defend. We may also be subjected to claims based on content that is accessible from our communities through links to other web sites or through content and materials that visitors to our communities may post.

                         RISKS RELATED TO THIS OFFERING

THERE HAS BEEN NO PUBLIC MARKET FOR OUR COMMON STOCK PRIOR TO THIS OFFERING AND A PUBLIC MARKET MAY NOT DEVELOP OR BE SUSTAINED.

     Prior to this offering, there has been no public market for our common stock. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay. An active public market for our common stock may not develop or be sustained after this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

     - variations in our quarterly results;

     - announcements of technological innovations by us or by our competitors;

     - introductions of new products or new pricing policies by us or by our competitors;

     - acquisitions or strategic alliances by us or by our competitors;

     - recruitment or departure of key personnel;

     - the gain or loss of significant orders;

     - changes in the estimates of our operating performance or changes in recommendations by securities analysts; and

     - market conditions in the industry and the economy as a whole.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY.

     The market for stocks of technology and Internet-related companies, particularly those traded on the Neuer Markt, has experienced extreme price and volume fluctuations that often have been unrelated to these companies' operating performance. These fluctuations could lower the market price of our common stock regardless of our actual operating performance.

     In the past, securities class action litigation has often been brought against a company following a period of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business.

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR COMPANY AFTER THE OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.


     Immediately following this offering, our officers, directors and affiliated entities will beneficially own 48% of our voting stock and could significantly influence the outcome of actions requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the market price of our common stock. For information regarding stockholdings by our officers, directors and 5% stockholders, see "Principal and Selling Stockholders."


PROVISIONS OF OUR CHARTER DOCUMENTS, DELAWARE LAW AND THE GERMAN TAKE-OVER CODE MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL AND COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

     Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management, even if doing so would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

     - authorizing the board of directors to issue additional preferred stock;

     - prohibiting cumulative voting in the election of directors;

     - limiting the persons who may call special meetings of stockholders;

     - prohibiting stockholder action by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholders' meetings.

     We are also subject to provisions of Delaware law that could delay, deter or prevent us from entering into a transaction, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. See "Description of Capital Stock -- Preferred Stock" and "Delaware Anti-Takeover Law and our Charter and Bylaw Provisions."

     In addition, in connection with our listing on the Neuer Markt of the Frankfurt Stock Exchange, we are required to comply with the German Take-Over Code. The Stock Exchange Expert Commission at the German Federal Ministry of Finance (Borsensachverstandigenkommission beim Bundesministerium der Finanzen) has issued the German Take-Over Code (Ubernahmekodex) as a voluntary regulatory framework governing public take-over bids for domestic stock corporations that are quoted on domestic stock exchanges. If we were to be acquired by a third party, that third party will have to:

     - notify German regulatory authorities and the public of the offer;

     - provide disclosures to the target company's stockholders;

     - treat stockholders equally in an offer; and

     - comply with other regulatory requirements.

Compliance with Delaware law and the German Take-Over Code could delay, defer or prevent us from entering into a transaction. This could limit the price that investors are willing to pay for our common stock.

THERE MAY BE SALES OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AFTER THIS OFFERING THAT COULD CAUSE THE PRICE OF OUR COMMON STOCK TO FALL.

     A total of 16,977,592, or 89%, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, following the expiration of the Neuer Markt and underwriter lock-up periods. This could cause the market price of our common stock to drop significantly, even if our business is doing well. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. For information regarding the availability of shares for future sale, see "Shares Eligible for Future Sale."

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION BY INVESTING IN OUR COMMON STOCK.


     The initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock immediately after the offering. Purchasers of our common stock in this offering will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of their shares because these investments will be at a substantially higher per share price than they were for our existing stockholders. The dilution will be $7.03 per share from the assumed initial public offering price of E[ ] per share ($9.00 per share at an exchange rate reported by The Wall
Street Journal on [          ] of [$     ] per E[  ]). If outstanding options or
warrants to purchase shares of common stock are exercised, you will incur further dilution. For information regarding the dilutive effect of this offering on your investment, see "Dilution."


               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known or unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "intends," "plans," "believes," "seeks," "predicts," "estimates" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, except as required by applicable law.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING


     We estimate the net proceeds from the sale of the 5,750,000 shares of common stock offered by us will be approximately E49,917,105, or $47,421,250. This estimate is based on an assumed public offering price of E9.47, or $9.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us in the amount of approximately E2,451,316, or $2,328,750, and E2,105,263, or $2,000,000, respectively and an exchange rate of $.95 per euro. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.



     The principal purposes of this offering are to fund anticipated operating losses, software development efforts, increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets, and increase our visibility in our markets. We expect to use 55% of the proceeds of this offering to expand our national and international sales and marketing activities. We expect to use another 25% of the proceeds of this offering to expand our software development efforts and to use the remainder for strategic investments and general working capital. Additionally, we may decide to repay two long-term notes payable to Technologie Beteiligungs-Gesellschaft der Deutschen Ausgleichsbank with a principle value of approximately $2,186,000 at April 30, 2000. The stated interest rates on these notes range from six to seven percent and are subject to substantial repayment premiums ranging from 30% to 35% of the face amount of the respective note. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering.


                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

                           EXCHANGE RATE INFORMATION

     We report our consolidated financial statements in U.S. dollars. However, a significant portion of our revenues and expenses have historically been recognized in Deutsche Mark. We expect that a significant portion of our revenues and expenses will be recognized in Deutsche Mark or, after June 30, 2002, in euros. In addition, portions of our financial information in this prospectus have been presented in Deutsche Mark and euros. The exchange rate information provided below is for informational purposes only. No representation is made that the U.S. dollar amounts referred to herein could be or could have been converted into Deutsche Mark or euros, as the case may be, at any particular rate or at all.

     The treaty establishing the European Community, as amended by the Treaty on European Union, or the Maastricht Treaty, to which the Federal Republic of Germany is a signatory, provided that on January 1, 1999, the euro became the common currency of those Member States of the European Monetary Union, or EMU, that satisfied the convergence criteria set forth in the Maastricht Treaty, including Germany. The conversion rate between the Deutsche Mark, which continues to have legal tender status through a transition period ending June 30, 2002, at the latest, and the euro was fixed by the Council of the European Union at DM 1.95583. Prices quoted for the shares on the Neuer Markt will be quoted in euros.

     We do not currently anticipate paying any dividends to stockholders. However, any dividends we do declare would be in U.S. dollars, and exchange rate fluctuations would affect the euro equivalent of any cash dividend received by holders of common shares. For more information, see "Dividend Policy."

     The table below sets forth, for the periods and dates indicated, information concerning the Noon Buying Rate in the city of New York for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes, expressed in Deutsche Mark per $1.00 or euros per $1.00 as the case may be. The columns titled "Average" refer to the average of the Noon Buying Rates on the last business day of each full calendar month during the relevant period.

                    DEUTSCHE MARK EXCHANGE RATE INFORMATION
                                    DM/$1.00

               CALENDAR YEAR                  HIGH       LOW      AVERAGE    JULY 31    DECEMBER 31
               -------------                 -------    ------    -------    -------    -----------
1997.......................................  1.8810     1.5413    1.7347     1.8325       1.7991
1998.......................................  1.8542     1.6060    1.7597     1.7795       1.6670
1999.......................................  1.9506     1.6571    1.8332     1.8289       1.9504

     The table below sets forth, for the period and dates indicated, information concerning the Noon Buying Rate expressed in euros per $1.00. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all.

     At April 30, 2000 the DM/U.S. dollar exchange rate was 2.1500.

                         EURO EXCHANGE RATE INFORMATION
                                   EURO/$1.00

               CALENDAR YEAR                  HIGH       LOW      AVERAGE    JULY 31    DECEMBER 31
               -------------                 -------    ------    -------    -------    -----------
1999.......................................  1.1803     1.0027    1.0669     1.0694       1.0028

     Accordingly, fluctuations in the price of the Deutsche Mark will also reflect fluctuations in the value of the euro.

     At April 30, 2000 the euro/U.S. dollar exchange rate was 1.0993.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of April 30, 2000. Our capitalization is presented:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of all outstanding shares of convertible preferred stock into 9,148,910 shares of common stock, on a pre-split basis, and the 2 for 1 stock split effected in connection with the offering.


     - on a pro forma as adjusted basis, after giving effect to the sale of 5,750,000 shares of common stock by us at an assumed initial public offering price of E9.47, or $9.00 per share (the midpoint of the range set forth on the cover page of this prospectus) at an exchange rate of $0.95 per E1.00), less the estimated underwriting discount and estimated expenses we expect to pay in connection with this offering and the application of the net proceeds as described in "How We Intend to Use the Proceeds From This Offering."


     You should read this table in conjunction with our Consolidated Financial Statements included elsewhere in this prospectus.


                                                                AS OF APRIL 30, 2000
                                                     ------------------------------------------
                                                                                     PRO FORMA
                                                        ACTUAL        PRO FORMA     AS ADJUSTED
                                                     ------------    -----------    -----------
                                                                   (IN THOUSANDS)
Notes payable......................................  $  2,186,047    $ 2,186,047    $ 2,186,047
Stockholders' equity:
  Convertible preferred stock......................        50,914              0              0
  Common stock.....................................         3,969        190,916        248,416
  Additional paid-in-capital.......................    35,233,909     35,097,876     82,461,626
  Deferred compensation............................      (241,545)      (241,545)      (241,545)
  Accumulated deficit..............................   (25,637,698)   (25,637,698)   (25,637,698)
  Cumulative translation adjustment................    (1,267,690)    (1,267,690)    (1,267,690)
                                                     ------------    -----------    -----------
  Total stockholders' equity.......................     8,141,859      8,141,859     55,563,109
                                                     ------------    -----------    -----------
Total capitalization...............................  $ 10,327,906    $10,327,906    $57,749,156
                                                     ============    ===========    ===========


     Common stock outstanding after this offering excludes 2,608,662 shares issuable upon exercise of stock options as of April 30, 2000.

     See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                    DILUTION


     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock. We have included amounts in this table in both euros and U.S. dollars based on exchange rates of $0.95 per E1.00.



     Our pro forma net tangible book value at April 30, 2000, after giving effect to the conversion of all outstanding shares of our preferred stock into 19,091,592 shares of common stock upon the closing of this offering was E4,267,260 ($4,053,897), or E0.22 ($0.21) per share of common stock.



     After giving effect to the sale of the 5,750,000 shares of common stock by us at an assumed initial public offering price of E9.47 ($9.00) per share (less the underwriting discounts and estimated expenses we expect to pay in connection with this offering), our pro forma net tangible book value at April 30, 2000 would be E54,184,365 ($51,475,147), or E2.78 ($2.07) per share. This represents an immediate increase in the pro forma net tangible book value of E1.96 ($1.96) per share to existing stockholders and an immediate dilution of E7.29 ($6.93) per share to new investors, or approximately 77% of the assumed offering price of E9.47 ($9.00) per share.


     The following table illustrates this per share dilution:


                                                               E       $
                                                              ----    ----
Assumed public offering price per share.....................  9.47    9.00
Pro forma net tangible book value per share at April 30,
  2000......................................................  0.22    0.21
Increase per share attributable to new investors............  1.96    1.86
Pro forma net tangible book value per share after the
  offering..................................................  2.78    2.07
Dilution per share to new investors.........................  7.29    6.93


     The following table shows on a pro forma basis at April 30, 2000, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into a total of 19,091,592 shares of common stock upon the closing of this offering, the number of shares of common stock offered by us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:


                           SHARES PURCHASED           TOTAL CONSIDERATION
                       ------------------------    --------------------------    AVERAGE PRICE
                         NUMBER      PERCENTAGE       AMOUNT       PERCENTAGE      PER SHARE
                       ----------    ----------    ------------    ----------    -------------
Existing
  stockholders.......  19,091,592        77%         34,110,370        40%         $   1.79
New investors........   5,750,000        23%         51,750,000        60%         $   9.00
                       ----------       ---        ------------       ---          --------
Total................  24,841,592       100%         85,860,370       100%         $   3.46
                       ==========       ===        ============       ===          ========



     If the underwriters exercise their option to purchase additional shares in full, the percentage of shares held by existing stockholders after this offering will be reduced to 74%, and the number of shares held by new investors will be increased to 6,500,000 shares or 26% of the number of shares to be outstanding after this offering. See "Principal and Selling Stockholders."


     In addition to the shares of common stock outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:


     - 3,577,922 shares of common stock issuable upon exercise of outstanding options (of which options to purchase 683,744 shares of common stock were exercisable at April 30, 2000) under our stock compensation plans at a weighted average exercise price of $1.61 per share; and


     - 689,966 shares are available for future issuance under our stock compensation plans.

     Please read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements included elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of blaxxun included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal years ended July 31, 1997, 1998, and 1999 have been derived from the audited consolidated financial statements of blaxxun included elsewhere in this prospectus, which have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, independent auditors. The consolidated statement of operations data for the nine-month periods ended April 30, 1999 and 2000, and the consolidated balance sheet data as of April 30, 2000, are derived from unaudited condensed consolidated interim financial statements. The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of such information. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We commenced operations in August 1995 and therefore fiscal 1996 was the first year we had consolidated financial statements.

                                                                                   NINE MONTHS ENDED
                                                 YEARS ENDED JULY 31                    APRIL 30
                                      -----------------------------------------   --------------------
                                      1996(3)     1997      1998      1999(4)      1999        2000
                                      -------   --------   -------   ----------   -------   ----------
                                                                                      Unaudited
                                                       (In thousands, except per share and share data)
Net revenues:.......................  $    --        595     1,193        1,846     1,333        4,112
Operating expenses:
  Software development and
     maintenance....................    1,565      2,085     1,491        1,848     1,354        2,910
  Sales and marketing...............      919      2,472       695        2,027     1,244        3,551
  General and administrative........      759      1,564       706        1,203       778        1,767
  Amortization of goodwill and other
     intangible assets..............       --         --        --        3,521     2,698        2,494
                                      -------   --------   -------   ----------   -------   ----------

          Total operating
            expenses................    3,243      6,121     2,892        8,599     6,075       10,722
                                      -------   --------   -------   ----------   -------   ----------

          Operating loss............   (3,243)    (5,525)   (1,699)      (6,752)   (4,742)      (6,610)

Other, net..........................       27        173    (1,377)         (78)     (335)        (553)
                                      -------   --------   -------   ----------   -------   ----------

Net loss............................  $(3,216)    (5,352)   (3,076)      (6,831)   (5,077)      (7,163)
                                      =======   ========   =======   ==========   =======   ==========

Basic and diluted net loss per
  share(1)..........................            $(669.04)   (25.75)      (23.96)   (20.00)      (18.73)
                                                ========   =======   ==========   =======   ==========
Weighted average number of basic and
  diluted shares outstanding(1).....               8,000   119,473      285,093   253,828      382,345
                                                --------   -------   ----------   -------   ----------
Pro forma basic and diluted net loss
  per share(2)......................                                 $   (0.43)                  (0.41)
Pro forma weighted average number of
  basic and diluted shares
  outstanding(2)....................                                 15,863,328             17,397,384

     Totals may not add due to rounding differences.

                                                          JULY 31                      APRIL 30
                                         -----------------------------------------    ----------
                                          1996      1997       1998       1999(4)        2000
                                         ------    -------    -------    ---------    ----------
                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $3,097    $    28    $ 3,111    $   3,215      $5,300
Working capital........................   2,454       (927)     2,115        2,414       4,369
Goodwill and other intangibles.........      --         --         --        7,455       4,088
Total assets...........................   3,614        367      3,592       12,085      13,479
Long-term obligations, less current
  portion..............................      --      2,041      3,892        3,776       2,186
Stockholders' equity (deficit).........  $2,783    $(2,706)   $(1,605)   $   6,352      $8,142

---------------
Notes:

(1) Historic per share and share information does not reflect the 2:1 stock split which will occur simultaneously with the closing of this offering.

(2) Because of the significance of the conversion of all outstanding shares of the Company's convertible preferred stock upon the completion of a qualified public offering of the Company's common stock, the Company has presented pro forma basic and diluted net loss per share and the pro forma weighted average number of basic and diluted shares outstanding as if the preferred stock had been converted on August 1, 1998 or on their date of issuance, if later. The pro forma share and per share amounts also reflect the impact of the 2:1 stock split which will occur simultaneously with the closing of the offering.

(3) As of and for the year ended July 31, 1996, the Company had no common shares outstanding.

(4) During 1999, the Company acquired the remaining interest in blaxxun interactive AG through the issuance of 1,976,000 shares, on a pre-split basis, of Series D convertible preferred stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     All information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations refers to blaxxun interactive, Inc. and our subsidiaries blaxxun interactive AG and Cybertown, Inc. on a consolidated basis. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles. See page 18 "Special Note Regarding Forward Looking Statements".

OVERVIEW

     We are a provider of innovative software infrastructure and solutions that allow organizations to develop and operate Virtual Worlds for commerce, community and collaboration over the Internet. Virtual Worlds are online visually striking environments where people can come together and, by navigating through a website, go shopping, interact with others, access customer service, attend events, be entertained and participate in cooperation scenarios. Virtual Worlds is a market driven by improvements in software and hardware infrastructure, increasing and broadening use of the Internet by end users and convergence of media platforms such as Internet PCs, TV and other devices. Our Virtual Worlds technologies utilize open standards and enable a variety of new applications that were not feasible until recently.

     We market and sell our products in the United States and internationally. In fiscal 1998, 1999 and in the nine month period ended April 30, 2000, we generated 98%, 79% and 75%, respectively, of our total revenues from customers located outside of the United States with 23%, 53% and 39% respectively, generated from customers in Germany.

     From commencement of our operations in August 1995 through July 1999, our operating activities related primarily to increasing our software and development capabilities, designing and developing the software products we are currently selling and staffing our administrative, sales and marketing organizations. Since our inception, we have incurred significant losses, and as of July 31, 1999, we had an accumulated deficit of approximately $18,475,000. As of April 30, 2000, we had an accumulated deficit of approximately $25,638,000, and our net loss for the nine months ended April 30, 2000, was approximately $7,163,000. We have not achieved profitability on a quarterly or annual basis and anticipate that we will incur net losses for the foreseeable future. We expect to continue to incur significant selling and marketing, product development, professional services and administrative expenses, and as a result, we will need to generate significantly higher revenues to achieve and then maintain profitability.

     Customer concentration. Over the past several years, we have been dependent on a few key customers. In 1997, approximately 56% of our net revenues were derived from two customers Planet Direct, Inc.(a CMGI related entity) and Triad Projektgesellschaft mbH. In 1998, approximately 47% of our revenues were derived from three customers, European Commission, Vanilla Online Ltd. and IBM Canada Ltd. In 1999, approximately 63% of our revenues came from four customers, European Commission (17%), Intel Corporation (17%), Global Information Systems Technology, Inc. (15%) and Advopolis AG (14%). For the nine months ended April 30, 2000, 11% of revenues were derived from 1 customer, Advopolis AG. Although we are seeking to further diversify our customer base and expand our net revenues through our product offerings, we anticipate that our operating results will continue to depend on volume sales to a relatively small number of customers.

     Business Segments.  We currently operate in three business segments:

     - The Product segment includes license revenue; product support and maintenance agreements; and, collaborative research and co-development agreements with public entities, primarily the European

       Commission. In fiscal 1998, 1999 and in the nine month period ended April 30, 2000, 64%, 63% and 60%, respectively, of total revenue was derived from the Product segment.

     - The Professional Services segment includes custom application development. In fiscal 1998, 1999 and in the nine months period ended April 30, 2000, 36%, 39% and 31%, respectively, of total revenue was derived from the Professional Services segment.

     - The Communities segment includes the operation of Internet communities. In fiscal 1998, 1999 and in the nine months period ended April 30, 2000, 0%, 0% and 9%, respectively, of total revenue was derived from the Communities Services segment.

     Product Segment. License revenue is currently substantially derived from the sales of our blaxxun Community Platform product line, and to a lesser extent, from our recently released other products. License revenue generated from our blaxxun Community Platform product line was approximately $450,000, $649,000 and $1,599,000 for fiscal 1998 and 1999, and for the nine months ended April 30, 2000, respectively. Revenue generated from our other products was approximately $139,000 for the nine months ended April 30, 2000. There were no other revenues generated from sales of our other products in any other period.

     As part of our Product segment, we supplement our product offerings with technical product support and maintenance. These services include several levels of support including software updates, telephone and email technical support. Substantially all of our Community Platform customers enter into product support and maintenance agreements upon the commercial release of the customers' application that includes licensed blaxxun products. Product support and maintenance arrangements are typically one year of length and provide technical support and the right to unspecified upgrades on an if-and-when-available basis. 78%, or seven out of nine, of the product support and maintenance agreements signed during fiscal 1999 that were renewable by April 30, 2000 have been renewed. Renewing parties generally do not receive any discounts to renew their contracts.

     Our collaborative research and co-development agreements with public entities relate to research and co-development projects that are generally between one and three years in duration. These agreements have accounted for 21.4%, 19.4% and 13.6% of total net revenues for fiscal 1998 and 1999, and for the nine months ended April 30, 2000, respectively. As part of these agreements, the public entity generally acquires the right to internally use and purchase, on favorable terms, the products that are developed as a result of these activities. The collaborators retain the rights to market the products developed. Since inception, we have entered into eight contracts with total revenues of approximately $3,197,000. Other participants in these projects include British Broadcasting Corporation plc, BMW AG, British Telecommunications plc, Canal Plus Multimedia S.A., Deutsche Telekom AG, France Telecom S.A., Intershop Communications GmbH, Italtel SPA, Pixelpark MMK AG, Siemens AG, Swisscom AG, Telecom Italia s.r.l., and Telenor AS.

     Professional Services Segment. Our Professional Services Group supports customers in the business planning stage and helps them to effectively design the application, determine cost and resource requirements and optimize their business model. This group also provides fee-based consulting services designed to allow the seamless integration of our products into the software systems of our customers, as well as custom application development.

     Communities Segment. Revenues from our Internet communities are currently composed of advertising/sponsoring revenues which was approximately $387,000 for the nine months ended April 30, 2000. There was no other revenue generated from Internet communites in any other period. Although we have entered into barter transactions, no revenue was recognized from barter transactions during any of the three years ended July 31, 1999 or the nine months period ending April 30, 2000.

     Revenue Recognition Policies. Our revenue recognition policy is in accordance with AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended.

     License revenue is generally recognized when the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Revenues from multiple-element software arrangements are allocated to each element of the arrangement based on the relative fair values of the elements. For electronic delivery, the software is considered to have been delivered when we have provided the customer with the access codes that allow for immediate possession of the software.

     Revenues from product support and maintenance arrangements is recognized on a straight-line basis over the life of the related agreement, which is typically one year.

     Revenues under collaborative research and co-development agreements with public entities, like the European Commission, typically consist of non-refundable ongoing research and co-development milestone payments earned upon the attainment of specified milestones as defined in each contract. Such payments approximate one-half of the research and development costs incurred with respect to the agreements. The revenue is recognized in the period the milestone was successfully achieved, which is determined when the public entity agrees that the required results stipulated in the agreement have been met.

     Revenue from custom development projects is recognized when earned based upon the performance requirements of the respective agreements or on a percentage of completion basis. These agreements are generally less than one year in length. Revenues from consulting and training services are recognized as the services are performed.

     Communities segment revenues from advertising/sponsoring are recognized over the period the advertising or sponsoring is performed.

     If support and maintenance, consulting, development services, or training are included in an arrangement that includes a license agreement, amounts related to product support and maintenance, consulting, development services, or training and the licenses are allocated based on vendor-specific evidence. Vendor-specific objective evidence for support, consulting and development services, training and license agreements is based on the price when such elements are sold separately, or, when not sold separately, the price is established by management having the relevant authority. Where discounts are offered on multiple element arrangements, a proportionate amount of that discount is applied to each element included in the arrangement based on each element's fair value.

     We record cash receipts from customers in excess of recognized revenue as deferred revenue. The timing and amount of cash receipts from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period. At April 30, 2000, total deferred revenues was approximately $605,000.

     Expense Overview. Software development and maintenance costs include research and development costs, costs of custom development projects, costs of product support and maintenance, costs of community operations and cost of license revenues. Costs of community operations consists primarily of technical operation expenses of our Internet communities, as well as costs associated with revenues generated by the communities, mainly commissions for third party agencies. Software development and maintenance costs are mainly composed of salaries and related expenses, costs of third party subcontractors and an allocation of our occupancy, communications and depreciation expenses. Software development and maintenance costs include software research and development costs of approximately $1,911,000, $658,000, and $740,000 for fiscal 1997, 1998 and 1999, respectively. Additionally, we incurred costs associated with co-development agreements with public entities of $0, $515,000, and $704,000 for fiscal 1997, 1998 and 1999, respectively, for which we retain the rights to market any products resulting from these collaborative activities. Research and development costs related mainly to the development of the blaxxun Community Platform. The first version was released in the third quarter of fiscal 1996, version 2.0 in fiscal 1997, version 3.0 during fiscal 1998 and the latest version in fiscal 1999. During fiscal 1999 and fiscal 2000, we developed the first versions of blaxxun Avatar Studio and blaxxun3D, which were released in November 1999 and January 2000 and blaxxun Instant Community, which was released in March 2000. Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. Costs incurred between technological feasibility and the first shipment of the product would be capitalized. Since inception, all costs incurred between technological feasibility and the first shipment of the product were insignificant, and, accordingly, no costs have been capitalized. Currently we deliver our products generally by download from the Internet. In the future, we expect to incur other costs, including the cost of manuals and product documentation, media used to deliver our products, shipping and fulfillment costs as we bring packaged products to market.

     Sales and marketing expenses mainly include personnel and marketing expenses, including trade shows, public relations, marketing collaterals and an allocation of our occupancy, communications and depreciation expenses.

     General and administrative expenses mainly include salaries and related expenses for executive, financial, accounting and office management personnel, legal and professional fees and an allocation of our facilities, communications and depreciation expenses. It also includes amortization of deferred stock compensation. We account for stock-based compensation using the intrinsic value method prescribed by APB 25, "Accounting for Stock Issued to Employees" under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. We have recorded deferred compensation for fiscal 1998 and 1999, and for the nine months ended April 30, 2000 of approximately $115,000, $79,000, and $183,000, respectively, for the difference between the grant price and the estimated fair value of our stock on the date of grant. This amount is being amortized over the vesting period, generally ranging up to 48 months, of the individual option grants on a straight-line basis. Deferred compensation expense amortized during fiscal 1998 and 1999, and the nine months ended April 30, 2000 was approximately $35,000, $41,000, and $79,000, respectively.

     Amortization of goodwill and other intangible assets related mainly to the purchase of the remaining interest in our German subsidiary, blaxxun interactive AG, during fiscal 1999. We accounted for the acquisition of the minority interests using the purchase method of accounting. During fiscal 1999, we incurred a charge immediately following the acquisition for purchased research and development costs. The charge of $195,000, included in amortization of goodwill and other intangible assets, represents the fair value of the technologies acquired for use in our own development efforts. We determined the amounts of the purchase price to be allocated to in-process research and development based upon an independent third party valuation. The technological feasibility of the products being developed had not been established as of the date of the acquisition and, if unsuccessful, had no alternative future use in research and development activities or otherwise. The purchase price was also allocated to identifiable assets such as assembled work force and licensing agreements and goodwill. These intangible assets are being amortized over periods ranging from seven to thirty-six months. Amortization expense for goodwill and other intangible assets amounted to approximately $3,521,000 for fiscal 1999 and approximately $2,494,000 for the nine months period ended April 30, 2000.

     Other, net consists of interest income earned on cash deposited in money market accounts, interest expenses incurred on notes payable and convertible notes payable, foreign currency transaction gains and losses, gains and losses on the disposal of assets, equity in losses of joint venture and franchise taxes.

RESULTS OF OPERATIONS

     The following table sets forth the financial data derived from our statements of operations since our inception for the periods indicated (In thousands, except share and per share data):


                                                                                    NINE MONTHS ENDED
                                                 YEARS ENDED JULY 31                    APRIL 30
                                      ------------------------------------------   -------------------
                                      1996(3)     1997      1998       1999(4)      1999       2000
                                      -------   --------   -------   -----------   ------   ----------
                                                                                        UNAUDITED
Net revenues:.......................  $    --        595     1,193         1,846    1,333        4,112
Operating expenses:
  Software development and
     maintenance....................    1,565      2,085     1,491         1,848    1,354        2,910
  Sales and marketing...............      919      2,472       695         2,027    1,244        3,551
  General and administrative........      759      1,564       706         1,203      778        1,767
  Amortization of goodwill and other
     intangible assets..............       --         --        --         3,521    2,698        2,494
                                      -------   --------   -------   -----------   ------   ----------

          Total operating
            expenses................    3,243      6,121     2,892         8,599    6,075       10,722
                                      -------   --------   -------   -----------   ------   ----------

          Operating loss............   (3,243)    (5,525)   (1,699)       (6,752)  (4,742)      (6,610)
                                      -------   --------   -------   -----------   ------   ----------

Other, net..........................       27        173    (1,377)          (78)    (335)        (553)
                                      -------   --------   -------   -----------   ------   ----------

Net loss............................  $(3,216)    (5,352)   (3,076)       (6,831)  (5,077)      (7,163)
                                      =======   ========   =======   ===========   ======   ==========

Basic and diluted net loss per
  share(1)..........................            $(669.04)   (25.75)       (23.96)  (20.00)      (18.73)
Weighted average number of basic and
  diluted shares outstanding(1).....               8,000   119,473       285,093   253,828     382,345
Pro forma basic and diluted net loss
  per share(2)......................                                 $     (0.43)                (0.41)
Pro forma weighted average number of
  basic and diluted shares
  outstanding(2)....................                                  15,863,328            17,397,384


Totals may not add due to rounding differences.

Notes:

(1) Historic per share and share information does not reflect the 2:1 stock split which will occur simultaneously with the closing of this offering.

(2) Because of the significance of the conversion of all outstanding shares of the Company's convertible preferred stock upon the completion of a qualified public offering of the Company's common stock, the Company has presented pro forma basic and diluted net loss per share and the pro forma weighted average number of basic and diluted shares outstanding as if the preferred stock had been converted on August 1, 1998 or on their date of issuance, if later. The pro forma share and per share amounts also reflect the impact of the 2:1 stock split which will occur simultaneously with the closing of the offering.

(3) As of and for the year ended July 31, 1996, the Company had no common shares outstanding.

(4) During 1999, the Company acquired the remaining interest in blaxxun interactive AG through the issuance of 1,976,000 shares, on a pre-split basis, of Series D convertible preferred stock.

  Nine Months ended April 30, 1999 and 2000

     Net Revenues. Net revenues increased from approximately $1,333,000 in the nine months ended April 30, 1999, to approximately $4,112,000 in the nine months ended April 30, 2000. This increase would have been approximately $71,000 higher on a constant dollar basis, especially relating to the stronger U.S. dollar compared to the Deutsche Mark or euro. Revenues from related parties in the nine months ended

April 30, 2000 were approximately $240,000. We did not have any related party revenues in the nine month period ended April 30, 1999.

     These figures reflect higher revenues for all of our segments, particularly the Product segment. The net revenues of our segments during the first nine months of fiscal 1999 and 2000 were as follows:

     - Net revenues of the Product segment increased from $834,000 to approximately $2,718,000.

     This increase is primarily due to license revenues which increased from approximately $499,000 to $1,994,000 mainly based on an increase in the number of licenses sold as well as an increase in the average package size, based on the number of concurrent users, of the blaxxun Community Platform. We have also introduced new products, blaxxun3D and blaxxun Avatar Studio, both released during the second quarter of fiscal 2000, which started to contribute to the results of this segment by approximately $139,000. Intersegment sales between the Communities and the Products segments increased from nil to approximately $256,000.

     Revenues from collaborative co-development agreements with public entities increased to approximately $559,000 from approximately $294,000 primarily due to four new projects that started between July 1999 and January 2000, offset by two projects that were completed by July 1999.

     - Net revenues of the Professional Services segment increased to approximately $1,703,000 from approximately $499,000. The increase is primarily based on increased average project size sold to new customers. In addition, intersegment sales between the Communities and the Services segments increased from nil to approximately $439,000.

     - Net revenues of the Communities segment was approximately $387,000 which related entirely to Cybertown. There were no revenues in this segment in the nine month period ending April 30, 1999. Revenues are composed of advertising and sponsoring transactions.

     Our fixed order backlog as of April 30, 1999 and 2000 was approximately $922,000 and $15,304,000, respectively, of which approximately $392,000 and $14,470,000 relates to the Product segment, $530,000 and $743,000 relates to the Professional Services segment and $0 and $91,000 relates to the Communities segment. The Product segment order backlog as of April 30, 1999 and April 30, 2000 relates to purchases of software licenses of $325,000 and $12,336,000, respectively, and collaborative co-development agreements with public entities of $77,000 and $2,134,000, respectively. The Product segment increased primarily due to two significant agreements with value added resellers to market our products. On February 1, 2000, we entered into an agreement with General Investment Bankers, a Latin American Reseller, resulting in a fixed purchase commitment of approximately $6,000,000 included above, before a maximum rebate of $1,000,000, for the period from February 2000 until July 31, 2003. We expect to realize approximately $400,000 from this agreement in fiscal 2000.

     On February 25, 2000, we entered into an agreement with Infomatec Media AG, a German reseller and technology partner, resulting in an order commitment of approximately $5,5000,000, included above, to be realized from March 2000 through July 31, 2002. We expect to realize approximately $750,000 from this agreement in fiscal 2000. Infomatec participated in our Series F convertible preferred stock offering and, on February 28, 2000, purchased stock convertible into 508,000 shares of our common stock for a purchase price of $2,997,000. Under our agreement with Infomatec, we have an option (but not an obligation) to repurchase our shares from Infomatec if Infomatec fails to meet purchasing benchmarks within the time frames set forth in the agreement.

     We expect to recognize approximately $2,380,000 during fiscal 2000 and the remaining $12,924,000 over the next three fiscal years, although no assurance can be given that such amounts will in fact be realized.

     Software Development and Maintenance Costs. Software development and maintenance costs increased from approximately $1,354,000 in the first nine months of fiscal year 1999 to approximately $2,910,000 in the first nine months of fiscal year 2000. The average number of software development employees increased from 16 during the nine months ended April 30, 1999 to 34 during the nine months ended April 30, 2000. We anticipate that software development costs will continue to increase in absolute terms as we plan to significantly expand our software development team to maintain our technological lead in the field of Virtual Worlds. We expect to increase our average number of software development staff to over 200 by fiscal 2004. Software development and maintenance costs of our different segments were as follows:

     - Software development and maintenance cost in our Product segment increased from approximately $878,000 to approximately $1,658,000 primarily due to higher personnel costs based on new hires associated with the development of new products, enhancement and support of existing products, and quality assurance, testing, and documentation. Based on the higher number of employees, allocated costs for occupancy, depreciation and communication cost also increased.

     - Software development and maintenance costs in the Professional Services segment increased from approximately $215,000 to approximately $711,000.

     - Software development and maintenance costs in the Communities segment increased from approximately $261,000 to approximately $1,150,000 because the Communities segment initiated operations of Cybertown during November 1998. These costs mainly relate to further expansion of the community offering of Cybertown, in particular to adding more places and virtual worlds to the community. In addition, approximately $389,000 of the increase relates to costs for SoccerCity that started operations during November 1999.

     Additionally during the nine months ended April 30, 2000, we recognized deferred revenue of approximately $605,000 associated with the Products segment. The majority of these deferred revenue is expected to be recognized during fiscal 2000.

     Sales and Marketing Expenses. Sales and marketing expenses increased from approximately $1,244,000 in the first nine months of fiscal 1999 to approximately $3,551,000 in the first nine months of fiscal 2000. The increase was primarily attributable to an increase in the average number of direct sales, pre-sales support and marketing employees from 11 for the nine months ended April 30, 1999 to 26 for the nine months ended April 30, 2000, as well as an increase in marketing programs, including collateral, trade shows and public relations related to product launch activities for the blaxxun3D, blaxxun Avatar Studio and blaxxun Instant Community. Sales and marketing expenses may continue to increase in absolute numbers as we continue to expand our marketing programs and sales force to support product launches, international expansion as well as expansion of our community operations. We expect to increase our average number of sales and marketing staff to over 200 by fiscal 2004.

     Sales and marketing expenses increased in the Product segment from approximately $929,000 to approximately $2,039,000 and in the Professional Services segment from approximately $296,000 to approximately $494,000. Sales and marketing increases in the Product and Professional Services segments mainly related to personnel costs based on increased level of staff. Sales and marketing expenses in the Communities segment were approximately $1,019,000, up from approximately $20,000 in the nine months period ended April 30, 1999. The Communities segment expenses relate mainly to personnel costs, with an average of six people employed who work primarily on social interaction and communication with community members, organizing events and other marketing activities. These expenses mainly resulted from the growth of Cybertown, whose registered member base increased from April 1999 from approximately 90,000 to April 2000 to more than 340,000 members.

     General and Administrative Expenses. General and administrative expenses increased from approximately $778,000 for the nine-month period ended April 30, 1999 to approximately $1,767,000 for the comparable period in 2000. The increase was primarily due to personnel costs associated with newly hired personnel and related costs required to manage our growth as well as professional and legal fees. The average number of general and administrative employees increased from 6 during the nine months period ended April 30, 1999 to 11 during the nine month period ending April 30, 2000. We expect that general and administrative expenses will increase in absolute cost as we continue to add additional staffing to support expanded operations and incur expenses relating to its our responsibilities as a public company. We expect to increase our average number of general and administrative staff to over 100 by fiscal 2004.

     General and administrative expenses increased in the Product segment from approximately $579,000 to approximately $1,329,000 and in the Professional Services segment from approximately $184,000 to approximately $322,000. The Communities segment increased from approximately $15,000 to approximately $116,000.

     Amortization of goodwill and other intangible assets. Amortization expense for goodwill and other intangible assets decreased from approximately $2,698,000 for the nine months period ended April 30, 1999 to approximately $2,494,000 for the period ended April 30, 2000, primarily as a result of the in-process research and development of $195,000 immediately expensed in 1999. Amortization of goodwill and other intangible assets relate mainly to the purchase of the remaining interest in blaxxun interactive AG as well as to the acquisition of Cybertown, Inc. during fiscal 1999.

     Other expense, net increased from approximately $335,000 to approximately $553,000. Net interest expense decreased from approximately $267,000 to approximately $227,000. Foreign exchange losses, net was approximately $60,000 in 1999 compared to a gain of approximately $151,000, primarily due to transaction gains incurred on Deutsche Mark or euro based account balances.

     During September 1999, we entered into a 50% joint venture with Cornelsen Verlag GmbH & Co. ("Cornelsen"), a German schoolbook publisher, to create and operate learnetix, an Internet learning community. Our equity in losses was approximately $474,000 primarily due to planned start-up expenses to develop the Internet community. We expect to make continued investments in and expect to incur operating losses from learnetix, as we plan to further increase traffic to make learnetix the leading learning community in the market. Major cost drivers include costs to design the websites, integrate and customize the software to operate the community as well as marketing costs to promote the community services to the target markets. Learnetix was launched during November 1999, and generated revenue of approximately $46,000 during the nine month period ended April 30, 2000.

     EBITA loss for the Products segment for the nine months of fiscal 2000 increased from a loss of approximately $1,594,000 to a loss of $2,208,000. The increase in the EBITA loss was primarily due to increased personnel related costs associated with new hires for the enhancement of existing products and the development of new products.

     The Professional Services achieved positive EBITA for the first time in the nine month period ended April 30, 2000. EBITA for the period was approximately $227,000 versus a loss of approximately $221,000 for the comparable period in 1999. The achievement of EBITA was due to the addition of new customers and the renewal of service agreements with existing customers partially offset by an increase in personnel related costs.


  EBITA


     EBITA loss for the Communities segment for 2000 increased from a loss of $295,000 to a loss of approximately $1,898,000. The increase in the EBITA loss was primarily due to increased costs associated with the expansion of Cybertown, increased sales and marketing expenses to attract new community members, and costs associated with the establishment of Soccercity.

  Net loss

     As a result of the factors identified above, our net loss for the nine months ended April 30, 1999 was approximately $5,077,000 as compared to approximately $7,163,000 for the comparable period ended April 30, 2000.

  Fiscal Years Ended July 31, 1998 and 1999

     During the end of fiscal 1997, we significantly reduced our U.S. operations. During late fiscal 1998 we began to rebuild, especially our U.S. sales and marketing and administrative teams, to better serve our customers in the U.S., and to sell our new Community Platform 4.0 to the important U.S. market. As a result of these actions, expenses in all categories increased, primarily due to additional staffing.

     Net Revenues. Net revenues increased from approximately $1,193,000 in the fiscal 1998, to approximately $1,846,000 in fiscal 1999. The increase would have been approximately $1,000 higher on a constant dollar basis, relating to the stronger $ compared to the Deutsche Mark or euro. There were no revenues from related parties in fiscal 1998 or 1999. Net revenues of our segments during fiscal 1998 and 1999 were as follows:

     - Net revenues of the Product segment increased from approximately $761,000 to approximately $1,156,000.

       The increase is primarily due to license revenues which grew from approximately $450,000 to approximately $685,000 based on both an increase in the number of licenses sold and the average package size, based on the number of concurrent users, of the blaxxun Community Platform.

       Revenues from collaborative agreements with public entities increased from approximately $255,000 to approximately $358,000 primarily due to two new projects started during fiscal 1999.

       Revenues from support and maintenance agreements increased from approximately $53,000 to approximately $118,000 primarily due to the increase in the platform sales as well as first renewals of existing customers.

     - Net revenues of the Professional Services segment grew from approximately $432,000 to approximately $727,000. The increase is primarily based on both an increase in average project size and in the number of customers.

     Software Development and Maintenance Costs. Software development and maintenance costs increased from approximately $1,491,000 in fiscal 1998 to approximately $1,848,000 in fiscal 1999. The average number of software development employees increased from 13 during fiscal 1998 to 20 during fiscal 1999. Software development and maintenance costs of our segments during fiscal 1998 and 1999 were as follows:

     - Software development and maintenance costs in the Product segment declined by approximately $56,000 to $1,144,000 primarily due to reallocations of staff to the Communities segment that initiated operations during fiscal 1999. Software development costs relate primarily to personnel costs and include an allocation of depreciation, occupancy and communication costs.

     - Software development and maintenance costs in the Professional Services segment also declined by approximately $15,000 to $275,000 primarily due to reallocation of staff to the Communities segment that initiated operations during fiscal 1999. Software development costs relate primarily to personnel cost as well as to depreciation, occupancy and communication costs.

     - Software development and maintenance costs in the Communities segment were approximately $429,000 in the year ended July 31, 1999. Our Communities segment initiated operations during November 1998 with acquisition of Cybertown. We incurred costs mainly related to improving the software and graphic capabilities of Cybertown as well as initial technical operating costs.

     Sales and Marketing Expenses. Sales and marketing expenses increased from approximately $695,000 in fiscal year ended July 31, 1998 to approximately $2,027,000 in fiscal year ended July 31, 1999. The increase was primarily attributable to an increase in the average number of direct sales, pre-sales support and marketing employees from 5 in fiscal 1998 to 13 in fiscal 1999, as well as an increase in marketing programs, including collateral, trade shows and public relations related to product launch activities of the blaxxun Community Platform version 4.0.

     Sales and marketing expenses increased especially in the Product and Communities segment. The Product segment increased from approximately $540,000 to approximately $1,378,000 and the Professional Services segment increased from approximately $155,000 to approximately $330,000. The Communities segment was approximately $319,000 as a result of starting operations in fiscal 1999.

     General and Administrative Expenses. General and administrative expenses increased from approximately $706,000 in fiscal 1998 to approximately $1,203,000 in fiscal year ended July 31, 1999. The increase was primarily due to personnel cost, occupancy costs and legal and professional fees and reflects our efforts in the U.S.

     General and administrative expenses increased in the Product segment from approximately $548,000 to approximately $906,000, and in the Professional Services segment from approximately $158,000 to approximately $217,000. The Communities segment was approximately $79,000 during its first year of operation.

     Amortization of goodwill and other intangible assets. Amortization expense for goodwill and other intangible assets was approximately $3,521,000 for the year ended July 31, 1999. Amortization of goodwill and other intangible assets relate to our purchase of the remaining interest in blaxxun interactive AG as well as to the acquisition of Cybertown, Inc. during fiscal 1999. Goodwill and other intangibles are amortized on a straight-line basis over the expected period to be benefited, from seven to 36 months. Fiscal 1999 also includes a charge of $195,000 related to in-process research and development attributable to our acquisition of the remaining interest in blaxxun interactive AG.

     Other expense, net decreased from approximately $1,377,000 to approximately $77,000. Net interest expense decreased from approximately $1,283,000 to approximately $103,000. This change was primarily due to additional interest expense associated with our issuance of a note convertible into Series B convertible preferred stock in November 1997. This note was issued with a beneficial conversion feature and repayment premium aggregating approximately $900,000, which was recognized as interest expense from the date of issuance to the date the note was first convertible. This was partially offset by higher interest income on higher average money market account balances. Foreign exchange gain, net increased approximately $126,000 to approximately $33,000, primarily due to transaction gains incurred on Deutsche Mark or euro based account balances.

  Fiscal Years Ended July 31, 1997 and 1998

     During the second half of fiscal year 1997, we decided to significantly reduce our U.S. operations which had significant impact on the fluctuations between fiscal years ended July 31, 1998 and 1997.

     Net Revenues. Net revenues increased from approximately $595,000 during fiscal 1997 to approximately $1,193,000 in fiscal 1998. Net revenues increased even though our U.S. sales and marketing operations were significantly reduced during the latter half of fiscal 1997 and accounted for more than 50% of fiscal 1997 revenues. On a constant dollar basis the increase would have been approximately $37,000 higher due to the stronger $ compared to the Deutsche Mark. Revenues to related parties, CMGI related companies, in fiscal 1997 were $243,000. These figures reflect higher revenues for both Products and Professional Services as follows:

     - Net revenues of the Product segment increased from approximately $315,000 to approximately $761,000.

       This increase is primarily due to revenues from two collaborative agreements with the European Commission which were awarded during fiscal 1998. License revenue increased from approximately $294,000 to approximately $450,000 based on an increase in both the number of licenses sold and the average package size, based on the number of concurrent users, of the blaxxun Community Platform.

       Revenues from support and maintenance agreements increased approximately $33,000 to $53,000 primarily due to the increase in the platform sales.

     - Net revenues of the Professional Services segment increased from approximately $281,000 to approximately $432,000. This increase reflects both an increase in average project size and number of customer projects.

     Software Development and Maintenance Costs. Software development and maintenance costs decreased from approximately $2,085,000 in fiscal 1997 to approximately $1,491,000 in fiscal, 1998. The average number of software development employees decreased to 13 during fiscal 1998 from 17 during fiscal 1997. The decrease is primarily due to the decision to significantly reduce the U.S. operations by the end of fiscal year 1997. The software development cost of our different segments during fiscal years ended July 31, 1998 and 1997 were as follows:

     - Software development and maintenance costs in the Product segment decreased from approximately $1,939,000 to approximately $1,200,000 primarily due to the reduction of our U.S. software development team and the in house graphics team based on a decision to outsource these functions. In addition, we allocated some of our product engineers to the Professional Services segment to transfer our technical product leadership into customer reference projects to promote technical leadership into market leadership.

     - Software development and maintenance costs in the Professional Services segment increased from approximately $146,000 to approximately $290,000. The increase is primarily due to allocation of product engineers to the Professional Services segment as described above.

     Sales and Marketing Expenses. Sales and marketing expenses decreased from approximately $2,472,000 in fiscal 1997 to approximately $695,000 in fiscal 1998. The decrease was primarily attributable to a reduction in the average number of direct sales, pre-sales support and marketing employees from 14 in fiscal year 1997 to five in fiscal year 1998, as well as a decrease in marketing programs, including collateral, trade shows and public relations related to product launch activities. The decrease was primarily due to the significant reduction of our U.S. sales and marketing team during the end of fiscal 1997.

     Sales and marketing expenses decreased especially in the Product segment from approximately $2,315,000 to approximately $540,000 while the Professional Services segment remained almost unchanged.

     General and Administrative Expenses. General and administrative expenses decreased from approximately $1,564,000 in fiscal 1997 to approximately $706,000 in fiscal 1998. The decrease was primarily due to a reduction in the average number of personnel and related costs as well as professional and legal fees due to the significant reduction of U.S. operations. The average number of general and administrative employees decreased from 7 during fiscal 1997 to 5 during fiscal 1998. By July 31, 1997, we accrued for contractual obligations in connection with the closing of a portion of our U.S. office of approximately $142,000 primarily for the future lease costs of vacated office space. During fiscal 1998, the decision was made to vacate additional offices which resulted in further charge in fiscal 1998 of approximately $92,000.

     Our general and administrative expenses decreased primarily in the Product segment from approximately $1,465,000 to approximately $548,000 while the Professional Services segment increased by approximately $59,000.

     Other income, net decreased from income of approximately $174,000 to expense of approximately $1,377,000 primary due to higher interest costs coupled with net losses on foreign currency transactions.

     Net interest expense increased by approximately $1,130,000 to approximately $1,283,000. This increase was primarily due to our issuance of a convertible note in November 1997 which contained a beneficial conversion feature and repayment premium aggregating approximately $900,000. The amortization of these items was recognized as interest expense from the date of issuance to the date the note was first convertible.

     Foreign exchange gain, net decreased from a gain of approximately $385,000 to a loss of approximately $94,000, primarily due to unrealized transaction gains incurred on Deutsche Mark based short-term intercompany balances.

QUARTERLY RESULTS OF OPERATIONS

     The following table represents our unaudited quarterly operating results for each quarter of the fiscal years ended July 31, 1999 and 1998 and the first three quarters of fiscal year ended July 31, 2000. This information has been derived from our unaudited interim information that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                        QUARTER ENDED
                         -----------------------------------------------------------------------------------------------------------
                         OCT. 31   JAN. 31   APR. 30   JUL. 31   OCT. 31   JAN. 31   APR. 30   JUL. 31   OCT. 31   JAN. 31   APR. 30
                          1997      1998      1998      1998      1998      1999      1999      1999      1999      2000      2000
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net revenues:..........   $ 221      287       300       385        402       458       473       513       789     1,251     2,072
Operating expenses:
  Software development
    and maintenance
    costs..............     342      348       383       418        359       497       498       494       741     1,026     1,143
  Sales and
    marketing..........     136      142       178       239        290       372       582       783       889     1,242     1,420
  General and
    administrative.....     140      158       162       246        253       247       278       425       456       479       832
  Amortization of
    goodwill and other
    intangible
    assets.............      --       --        --        --      1,010       815       873       823       862       845       787
                          -----     ----      ----      ----     ------    ------    ------    ------    ------    ------    ------
         Total
           operating
           expenses....     618      648       723       903      1,912     1,931     2,231     2,525     2,948     3,593     4,181
                          -----     ----      ----      ----     ------    ------    ------    ------    ------    ------    ------
         Operating
           loss........    (397)    (361)     (423)     (518)    (1,510)   (1,472)   (1,758)   (2,012)   (2,159)   (2,342)   (2,109)

Other, net.............    (286)    (213)     (472)     (406)      (476)       83        57       259       (74)     (375)     (104)
                          -----     ----      ----      ----     ------    ------    ------    ------    ------    ------    ------

Net loss...............   $(683)    (574)     (895)     (924)    (1,986)   (1,390)   (1,701)   (1,754)   (2,235)   (2,716)   (2,212)
                          =====     ====      ====      ====     ======    ======    ======    ======    ======    ======    ======

Totals may not add due to rounding differences.


     Our revenues generally increased over the 11 quarters ending April 30, 2000 with the first three quarters in fiscal 2000 showing significant increases compared to both prior year quarters and previous quarters.


     Software development and maintenance costs steadily increased over the 11 quarters primarily due to the increase of personnel and related expenses.

     Sales and marketing expenses steadily increased over the 11 quarters primarily due to the increase of personnel and related expenses as well as marketing expenses to promote our products and services.

     General and administrative expenses steadily increased over the 11 quarters primarily due to the increase of personnel and related expenses as well as an increase of legal and professional fees especially in the last four quarters. During the quarter ended April 30, 2000 we recognized compensation expense of approximately $213,000 related to the cash settlement of 17,000 stock options, on a pre-split basis.

     Amortization of goodwill and other intangible assets started in the quarter ended October 31, 1998 with the acquisition of a significant portion of the minority interests in blaxxun interactive AG. In addition, in process research and development expenses of approximately $195,000 were expensed during this quarter. The acquisition of Cybertown, Inc. and the remaining portion of the minority interest in blaxxun interactive AG took place during the third and fourth quarters of fiscal 1999. Starting with the first quarter of fiscal 2000 amortization is basically steady.

     Other, net significantly fluctuates primarily due to our financing and investing activities as well as the impact of foreign currency fluctuations over the various quarters that mainly impacted Deutsche Mark and euro denominated account balances.

     In addition, a variety of factors, many of which are outside of our control, may affect our future quarterly operating results. These factors include:

     - the evolution of the market for Virtual Worlds infrastructure for commerce, community, and collaboration;

     - market acceptance of our products;

     - our success and timing in developing and introducing new products and enhancements to existing products;

     - market acceptance of products developed by competitors;

     - changes in pricing policies by us or our competitors;

     - length of sales cycle;

     - changes in customer buying patterns;

     - market entry by new competitors;

     - general economic conditions; and

     - economic conditions specific to Internet-related industries.

Our limited operating history and the undeveloped nature of the market for Virtual Worlds infrastructure make predicting future revenue difficult. Our expense levels are based, in part, on expectations regarding future revenue increases, and to a large extent such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenue are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to our expectations would likely cause significant declines in our net income for that period.

     Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of its historical operating results are not meaningful and should not be relied upon as an indication of future performance. Also, our operating results may fall below its expectations or the expectations of securities analysts or investors in some future quarter. In such event, the market price of our common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     At April 30, 2000, we had cash and cash equivalents of approximately $5,300,000. We have funded our operations and investments primarily through net cash proceeds from private placements of convertible preferred stock and long-term and convertible notes payable. Since inception through July 31, 1999, we have raised approximately $12,782,000 from the private issuance of equity securities. On January 18, 2000, the Board of Directors approved the issuance of up to 3,400,000 shares of Series F convertible preferred stock. We subsequently issued 739,000 shares of Series F convertible preferred stock for an aggregate cash amount of approximately $8,720,000.

     In addition, we have financed our operations through the issuance of long-term notes payable and convertible notes payable in the aggregate amount of approximately $4,598,000, $500,000 thereof have been repaid and another $500,000 have been converted into preferred stock. The stated interest rates on these notes range between six and seven percent and are subject to substantial repayment premiums ranging from 30% to 35% of the face amount of the respective note. The holder of the convertible note payable, exercised its conversion option and subsequently the note was converted into 300,000 shares of Series B convertible preferred stock on March 29, 2000.

  Nine months ended April 30, 1999 and 2000

     Our operating activities used cash and cash equivalents of approximately $3,838,000 and $2,191,000 for the nine months ended April 30, 2000 and 1999, respectively. The use of cash is due to operation of Internet communities, growth in the number of Professional Services projects, customization and enhancement of our products, development of new products, and increased software and development to keep pace with the rapid technology changes in the marketplace. We anticipate that these areas will continue to utilize significant amounts of cash in the foreseeable future.

     Our investing activities used cash of approximately $1,674,000 and $234,000 for the nine months ended April 30, 2000 and 1999, respectively. This increase is due to our investments in learnetix, a joint venture with Cornelsen Verlag GmbH & Co., a German schoolbook publisher, to create and operate an Internet learning community for young people. Each company has invested approximately $912,000 primarily related to start-up costs, such as website design, integration and customization of software to operate the community. learnetix was launched to the public in November of 1999, however, we expect that additional funding will be required. In addition, the $609,000 increase in purchases of equipment from the prior period is due in part to the move into new office facilities in Munich and San Francisco.

     Financing activities provided cash and cash equivalents of approximately $7,999,000 and $3,818,000 for the nine months ended April 30, 2000 and 1999, respectively. We have continued to fund our operations through the issuance of convertible preferred stock. During the nine month period ended April 30, 2000, we issued 739,000 shares of Series F convertible preferred stock for approximately $8,720,000. We issued 150,000 shares of Series C convertible preferred stock for $804,000 and 375,000 shares of Series E convertible preferred stock for $3,000,000 during the nine month period ended April 30, 1999. Other uses of investing cash in fiscal year 2000 relate to costs associated with our planned initial public offering.

  Fiscal Years Ended July 31, 1998 and 1999

     Operating activities used cash and cash equivalents of approximately $1,951,000 and $3,370,000 during fiscal 1998 and 1999. The increase is attributed to our growth as well as first time operating costs of Cybertown, Inc. an Internet community which was acquired during November 1998.

     Our investing activities used cash of approximately $33,000 and $285,000 for fiscal 1998 and 1999. The increase was primarily used for purchase of new equipment and cash payments related to our acquisition of Cybertown.

     Financing activities provided cash and cash equivalents of approximately $5,001,000 and $3,819,000 for fiscal 1998 and 1999. During fiscal 1998, we issued 555,626 shares of Series C preferred stock for cash of approximately $2,978,000. In addition, we have financed our operations in fiscal 1998 through long-term notes payable and convertible notes payable in the aggregate amount of approximately $2,521,000. Our DM1,700,000 unsecured convertible loan was issued with a beneficial conversion feature and contained a repayment premium of 30% of the face value of the note. These items resulted in a non-cash charge to interest expense of $903,643 in fiscal 1998. Additionally, we repaid $500,000 of a $1,000,000 convertible note payable and converted the remaining $500,000 into 93,284 shares of Series C Convertible Preferred Stock. During fiscal 1999 we issued 150,000 shares of Series C preferred stock for cash of $804,000 and 375,000 shares of Series E preferred stock for cash of $3,000,000.

  Fiscal Years Ended July 31, 1997 and 1998

     Operating activities used cash and cash equivalents of approximately $4,650,000 and $1,951,000 during fiscal 1997 and 1998. The decrease from 1997 is primarily due to the decision to significantly reduce the U.S. operations in the second half of fiscal 1997.

     Our investing activities used cash of approximately $157,000 and $33,000 for fiscal 1997 and 1998 related primarily to the acquisition of new equipment.

     Financing activities provided cash and cash equivalents of approximately $2,077,000 and $5,001,000 for fiscal 1997 and 1998. During fiscal 1997, we entered into a long-term note payable of approximately $1,677,000 and a note payable of $400,000. The stated interest rate on the note payable was 6% and it is subject to repayment premiums, 30% of the face amount in most instances. The note payable had an interest rate of FIBOR plus 4%. The note payable was replaced by a $1,000,000 convertible loan agreement. During 1998, we repaid $500,000 and converted $500,000 into 93,284 shares of Series C convertible preferred stock.

     Our cash capital expenditures and investment in joint venture and business acquisitions were approximately $2,165,000 from August 1, 1996 through April 30, 2000.

     Our cash investments for the nine month period ended April 30, 2000 and fiscal years 1999, 1998, 1997 were as follows:


                                                         2000        1999      1998       1997
                                                      ----------   --------   -------   --------
Investment in joint venture.........................  $  912,444   $     --   $    --   $     --
Business acquisitions...............................          --     94,978        --         --
Software and equipment..............................     763,252    205,738    65,721    122,345
                                                      ----------   --------   -------   --------
                                                      $1,675,696   $300,716   $65,721   $122,345
                                                      ==========   ========   =======   ========



     Other capital expenditure plans for the last quarter of fiscal 2000 relate primarily to the implementation of an SAP based management information system for all group companies in addition to software and equipment for new hires for which we currently plan to spend approximately US$150,000. These ongoing investments are financed primarily out of our cash flow. We have no other material commitments other than obligations under the notes payable and operating leases.


     As of July 31, 1999, we have net operating loss carryforwards of approximately $3,657,000, of which approximately $1,704,000 relates to our German operations and approximately $1,953,000 to our U.S. operations. Such carryforwards are limited in use by the particular entity that generated the loss and, with respect to the German loss carryforwards, are not subject to an expiration date. Prior to August 1, 1998, the Company was included as a member of the CMGI consolidated group for income tax purposes. As such, all U.S. federal and California state net operating losses and research credits generated by the Company since inception to July 31, 1998 have been fully utilized by the CMGI consolidated group and will not be available to the Company in the future.

     Since our inception, our operating expenses have significantly increased. We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses and capital expenditures will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in businesses, technologies, products or services that are complementary to our business. We believe that the net proceeds of this offering will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, or obtain additional credit facilities. The issuance of additional equity or convertible debt securities could result in additional dilution to our stockholders.

     Foreign Currency Exchange and Interest Rate Exposure. We are exposed to market risk related to fluctuations in foreign currency exchange rates. During fiscal 1998, 1999 and in the nine month period ended April 30, 2000 we generated 98%, 79% and 75%, respectively, of our total revenues through customers located outside the U.S. with 23%, 53% and 39%, respectively, generated from customers in Germany. Additionally, a significant portion of our software development costs are currently denominated in the Deutsche Mark or euro and therefore subject to foreign currency gains and losses. Our exposure to market risk due to fluctuations in foreign currency exchange rates relates primarily to the Deutsche Mark or euro denominated transactions, such as billings to customers in Germany and Europe. Although we transact business in various foreign countries, settlement amounts are usually based on U.S. dollars, the Deutsche Mark or euro. Transaction gains or losses have been significant in the past, and consequently, significant fluctuation in foreign exchange rates could have a direct material impact on our financial position, results of operations, or cash flows. From our inception, we have not engaged in foreign currency hedging activities, although we may decide to hedge certain currency exposures in the future. We are not a party to leveraged derivatives and we do not hold or issue derivative investments for speculative purposes.

     Notwithstanding the foregoing analysis of the direct effects of foreign currency exchange rate fluctuations on the value of our investments and accounts, the indirect effects of such fluctuations could have a material adverse effect on our business, financial condition, and results of operations. For example, international demand for our products is affected by foreign currency exchange rates. In addition, interest rate fluctuations may affect the buying patterns of our customers. Furthermore, interest rate and currency exchange rate fluctuations have broad influence on the general condition of the U.S., foreign, and global economies that could have a material adverse effect on us.

     We are exposed to interest rate risks through our debt instruments of our subsidiary. As of July 31, 1999, we had fixed rate Deutsche Mark denominated debt of approximately $1,639,000 and $929,000 which are due in 2006 and 2007, respectively which has certain contingently payable interest based on our earnings. The fair value of these notes payable was estimated to be approximately $1,996,000 and $1,202,000, respectively, based on an estimated market interest rate of 8% for debt of similar risks and no contingent interest paid. Additionally, as of July 31, 1999, we had a Deutsche Mark denominated convertible note payable of approximately $1,208,000 due in 2007. Based on independent third party valuations of the securities that this note could be exchanged for, the convertible note had a fair value of $2,400,000 as of July 31, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, is effective for our fiscal 2001 fiscal year beginning on August 1, 2000. The Company has assessed that, based on the derivative activity during 1999, the adoption of this statement would not have a significant impact on our financial position at July 31, 1999 and results of operations and liquidity for the year then ended. The Company will continue to monitor the potential financial impact through the date of adoption.

YEAR 2000

     We designed our products for use in the year 2000 and beyond and believe that our products are Y2K compliant. Our business systems were acquired under the condition that they were Y2K compliant. We did not experience any significant problems with the Y2K transformation, nor do we expect any problems in future.

INTRODUCTION OF THE EURO

     On January 1, 1999, the euro was introduced as the common legal currency of 11 member states of the European Economic and Monetary Union, including Germany. The exchange rates of the national currencies of all members were fixed to the euro effective January 1, 1999. The Deutsche Mark was fixed at the official exchange rate of DM1.95583 = 1 euro. Our business systems were acquired under the condition to be euro compliant and we do not expect any significant costs or expenses associated with the introduction and use of the euro.


RECENT DEVELOPMENTS AND OUTLOOK



     We believe that sales of our Community Platform Product line will continue to grow and that sales of our blaxxun3D and blaxxun Avatar Studio will become more significant sources of revenue in fiscal 2000. However, as blaxxun3D and Avatar Studio are new products, we have no meaningful financial data or market experience on which to base our beliefs concerning these products.



     As our business expands, we will likely encounter significantly increasing operating expenses in the areas of research and development, sales and marketing, and general and administration. Accordingly, we expect to incur significant operating losses for the foreseeable future. We may also increase research and development expenses for new customization software, if necessary. As a publicly-traded company, we may face an increase in general and administration expenses due to the additional costs for accounting and reporting and to prepare the internal systems for further growth.



     For the fourth quarter of fiscal 2000, we expect total sales of approximately $2,200,000 to $2,500,000. We expect operating expenses for this period will bear approximately the same relationship to sales as in the previous quarters of this fiscal year. Our future operating results will depend on many factors, including, without limitation, the level and pace of acceptance of our current and new products and the continuous growth and development of the Internet. The success of blaxxun is subject to numerous risks, many of which are beyond our control, described in "Risk Factors" beginning on page 7.

                                    BUSINESS

OVERVIEW

     We are a provider of innovative software and services that allow organizations to develop and operate Virtual Worlds for commerce, community and collaboration over the Internet. Virtual Worlds are feature rich online environments where people can come together and, by navigating through the website:

     - engage in commerce by going shopping and accessing customer service;

     - engage in community by interacting with others, attending events and being entertained; and

     - engage in collaboration by participating in cooperation scenarios.

     To address the needs of advanced Virtual Worlds applications, we have developed a set of products and technologies that we license to our customers directly and through third party resellers. We believe that our focus on innovative technology, open technology standards and scalability and extensibility (ability to easily add features and accommodate additional volume), support of multiple hardware and software platforms and business relationships has established us as a leader in the technology behind the Internet Virtual Worlds market.

     Our Virtual Worlds technologies utilize open standards and enable a variety of new applications that were not feasible until recently. During the 1990's, improvements in computer software and hardware performance and Internet connection technology caused a significant increase in Internet usage. As a result, several markets, including e-commerce, communities and collaboration, have grown significantly. We believe that recent improvements in software and hardware infrastructure, the increasing and broadening use of the Internet by end users and the convergence of media platforms such as Internet PCs, televisions and other devices provide opportunities for growing the Virtual Worlds market, and that our leadership position in Virtual Worlds technology makes us well suited to pursue those opportunities.

     Our business consists of selling Virtual Worlds technology products like the blaxxun Community Platform, providing professional services based on our Virtual Worlds technology, as well as operating selected Internet Communities, like cybertown.com, learnetix.de and soccercity.de, that use our technology to create leading Virtual Worlds.

     A number of global companies already use our technology for a variety of applications. We intend to aggressively expand this customer base and to deepen and extend relationships with existing customers, third party resellers and technology collaborators. We also intend to leverage our technology leadership position by targeting smaller business customers and individuals with new products incorporating our technology, such as blaxxun3D, the blaxxun Avatar Studio and the blaxxun Instant Community.

INDUSTRY BACKGROUND

     The growth of the Internet along with advances in Internet technology continue to encourage increased participation and investment in e-commerce, online communities and on-line collaboration. These technological advances lower infrastructure costs, facilitate speed and ease of use, permit greater security and increase the range of services and applications available on the Internet.

  The Evolution of Technology

     Hardware Evolution. Hardware devices showed a significant increase in performance during the past ten years. The speed and efficiency of processors and the memory capacity of computers has been steadily increasing while the cost of hardware devices has been dropping. This increase in speed, efficiency and memory capacity has resulted in a dramatic change in the performance of relatively inexpensive (costing less than $1,000) end-user devices.

     Recently, additional devices such as mobile phones, televisions with set top boxes, game consoles and a variety of other web-enabled mobile devices have gained importance and user acceptance. We believe that these new devices will lead to a convergence of applications that can be accessed through a variety of devices and that the use of the Internet and Internet-based applications will continue to increase at a substantial rate for the foreseeable future.

     Network Infrastructure Evolution. The Internet and Intranets have created a network infrastructure that has achieved significant relevance for businesses and end users in a very short period of time. Availability, cost, access speed, and other attributes have improved to the point that the Internet has now become a significant component of the global economy. Broadband connectivity, including cable modems, DSL, ISDN, and high speed satellite or wireless connections, is technically feasible and is gaining more and more market share. Jupiter estimates that by 2003, nearly 23% of online households will access the Internet over a broadband connection. Already in 2000 there are many users with sufficient bandwidth to effectively access sites providing advanced multimedia content.

     Importance of Open Standards. The quick growth of the Internet was significantly facilitated by availability of widely utilized open standards, including HTML, HTTP, XML and various others. Open standards, or publicly available software applications that allow developers to create products compatible with other applications utilizing the same standard, enable vendors to cooperate and to focus on their respective strengths. For customers, open standards provide higher independence from specific vendor technology and therefore better protection of their investments in technology. New standards for three-dimensional applications, VRML and MPEG4, have been established to facilitate the development of three dimensional applications.

  Growth of Internet Usage

     The Internet has evolved into a global medium that allows millions of people worldwide to access and retrieve information, interact with each other and conduct business electronically. A variety of factors have driven the pervasive adoption of these and other evolving applications, including:

     - the growing numbers of people with access to a personal computer and modem at home or at work;

     - the development of the World Wide Web;

     - the increasing reliance by businesses on the Internet and corporate Intranets;

     - the introduction of easy-to-use navigation tools and utilities; and

     - the proliferation in the number of available informational, entertainment and commercial applications for use on the Internet.

     The Internet has experienced a rapid increase in users worldwide.

  Our Target Markets

     The E-Commerce Market. The Internet allows marketers to interact effectively with customers in a scalable and cost effective manner and to obtain relevant data about purchase interests, preferences and demands. According to Jupiter, the percentage of Internet users buying goods and services on the Internet will increase from approximately 22% in 1998 to approximately 36% in 2003 and the total online spending in the U.S. market will increase from approximately $14.9 billion in 1998 to approximately $78.0 billion in 2003. We that believe Virtual Worlds can enhance the e-commerce experience by making it more natural and interactive.

     The Online Communities Market. The Internet provides a forum for end-users to publish information and to meet and communicate with other users based on common interest. Typically, such member-generated content is hosted by community sites that structure the information, provide tools and facilitate the communication between members. The online communities market is an important, end-user driven market and many of the top web sites offer some community features. Our products serve to enhance and enliven this interactive communication online.

     The Collaboration Market. The Internet enables users to effectively collaborate through e-mail, application sharing, document sharing, instant messaging, workflow support and many dedicated applications based on these features. Online collaboration can reduce cost and increase quality of work product. We believe that effective use of collaboration over the Internet will be a competitive advantage for those companies that are successful in using this new work tool. Our products and services facilitate collaboration on the Internet by providing participants with product and data visualization that can be accessed and modified together as a team. Users can communicate in real-time about their work and jointly develop ideas and deliveries.

     The blaxxun Solution

     We are a provider of highly innovative software technology that enables organizations to capitalize on the power of today's end-user devices and to develop and operate advanced applications that better use the multimedia and communication capabilities of the Internet. To this end, we have developed the blaxxun Community Platform, an advanced client/server system that supports Virtual Worlds for commerce, community and collaboration.

     We also offer additional products that are complementary or derived from the blaxxun Community Platform. Our blaxxun3D, a Java-based 3D-visualization product, is well suited for e-commerce and data visualization. Our blaxxun Avatar Studio supports the easy creation of highly realistic virtual persona that can be used for the representation of visitors in Virtual Worlds, as well as for shop assistants and service agents. Our blaxxun Instant Community is an application product that facilitates very effective development and operation of online communities.

     Our products are based on open standards, are highly scalable and extensible and are available for a variety of platforms. We play a key role in the development of multimedia standards such as VRML, X3D, and MPEG4 through our participation as a charter member in the Web3D Consortium and as a member in the MPEG-4 Industry Forum, as well as in the MPEG Konsortium, the relevant standards groups.

  Our Strategy

     Rapid technological progress has led and continues to lead to dramatic changes in how business is done and how entertainment is delivered. New software to facilitate innovative applications is required, however, in order to more fully utilize the possibilities presented by the Internet.

     Our objective is to be the leading vendor of software infrastructure that facilitates the development and operation of Virtual Worlds for commerce, community and collaboration. Our technology leverages the power of modern end-user devices such as personal computers, television or PDA that are connected to an increasingly popular Internet and Intranets. Through our software, web sites can become more lifelike and, we believe, give our customers an advantage over their competition. With our technology, users have an experience that is more similar to television than the traditional text-oriented Internet experience of the past. In addition, we provide technology for sophisticated interactivity between users, making the applications even more attractive. Key elements of our strategy include the following:

     Technology Innovation and Leadership. We have been recognized as an innovator in software technology. In 1996, we brought one of the first standards-based multi-user Virtual Worlds system to the market. We also presented one of the first PC-based NURBS (a highly compressed 3D format) implementation, that was developed together with Intel. With blaxxun3D, we introduced one of the first standards-based 3D Java applet worldwide. We believe that our technology leadership is also confirmed by a variety of awards for our products such as BYTE's "Best of CeBIT'97" Award for Best Multimedia Software, 1998 WebAward, Comdex Application Award in 1998, the 1998 London International Advertising Award, the Deutsche Multimedia Award in 1999, the 1999 DigiGlobe Award, and the Milia D'Or Award in 1999. We intend to continue to invest in our base technology to ensure that we have the best offering for our customers and distribution partners. In parallel, we intend to develop application specific products that make use of our base technology and deliver cost effective solutions to our customers. Based on our core competencies in scalable server architectures and multimedia, we intend to be a leader in providing platforms for a wide variety of Virtual World applications.

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

     Leveraging our Technology Leadership Position. We intend to develop and market new products based on our Virtual Worlds technology. With products such as blaxxun Avatar Studio and blaxxun Instant Community we will seek to provide solutions to smaller business customers and individuals that help them take full advantage of Virtual Worlds e-commerce, communities and collaboration.

     Continued Focus on Open Standards. We intend to continue to use and contribute to open standards in order to accelerate market growth and to enable us to cooperate with various industry participants. We are a charter member in the Web3D Consortium, a standard-setting body for 3D Internet technologies. The other charter members of the consortium are Apple Computer Corporation, Panasonic/Matsushita Electric, Microsoft Corporation, Silicon Graphics, Inc., Superscape plc and Sony. In 1999, we licensed certain technology to the Web3D Consortium as Community Source for use by academic and non-commercial ventures. We believe that this will allow technology innovators to use our technology as a base for technological innovation, strengthen our reputation as a leading producer of Virtual Worlds technology and help establish our technology as the mainstream standard in Virtual Worlds technology.

     Strategic Relationships with other Key Players. To enhance the development, acceptance and marketing of our products, we have entered into strategic relationships with technology vendors, original equipment manufacturers, and sales and marketing sources. We are in technical cooperation with companies such as Canal Plus Multimedia S.A., ELSA AG, Intel Corporation, Parallel Graphics and Superscape plc. With Canal Plus Multimedia S.A., we cooperate on joint product development (e.g. blaxxun Avatar Studio). With ELSA AG, we work together on distribution of software and optimization of our software for ELSA AG's 3D hardware. With Intel Corporation we developed advanced 3D compression technology and optimizations for new processor generations. Parallel Graphics develops OEM technology for us, which gets included in our product bundles. With Superscape plc we integrated our multi-user and communication technology with their 3D technology. We have developed value added resale relationships with companies such as Amdahl Deutschland GmbH, General Investment Bankers S.A., Infomatec Media AG, Okupi Ltd., Silicon Artists S.A., Siemens AG and Suny Telecom Ltd. General Investment Bankers S.A. is our value added reseller for Latin America with a fixed order commitment over the period from February 2000 to July 31, 2003 of $6 million. In conjunction with Infomatec Media AG, we have agreed to provide our Virtual Worlds technology for an online trading application for Hornblower Fischer AG. In addition we have agreed to integrate blaxxun community technology with Infomatec's JBT Virtual-Cruiser-System for interactive TV applications. Infomatec Media AG has also agreed to market blaxxun products as a value added reseller with an order commitment of approximately $5,500,000 to be realized from March 2000 through July 31, 2002. In conjunction with Siemens AG we developed innovative portal applications for customers such as Bank Austria AG. In addition, with Okupi Ltd. we developed applications for British TV/Internet customers. Silicon Artist S.A., Hitech Media and Suny Telecom Ltd. are value added resellers for Spain, Korea and Israel, respectively. We are also involved in several collaborative research and co-development agreements with the European Commission with companies such as British Broadcasting Corporation plc, BMW AG, British Telecommunications plc, Canal Plus Multimedia S.A., Deutsche Telekom AG, France Telecom S.A., Intershop Communications GmbH, Italtel SPA, Pixelpark MMK AG, Siemens AG, Swisscom AG, Telecom Italia s.r.l., and Telenor AS. We will continue to maintain and establish key strategic relationships such as these with organizations that have complementary technology, appropriate sales channels or relevant intellectual property rights.

     Convergence of Platforms. We were and are involved in cross media projects in which customers from the television market extend their offerings also to the Internet. TerranetCafe was such a project where a Virtual World on the web was used in parallel with a weekly television series. Internet users and television viewers were able to interact, mediated by moderators in the television series. Simsalagrimm is a media brand that is based on Grimm's Fairy Tales. The television cartoon content is broadcasted in more than 90 countries and, based on our technology, an interactive parallel world is accessible on the Internet. We intend to continue to make our technology available on a wide range of end-user devices to maximize the market for our customers and to position our existing technology to new application areas. With the increasing convergence of the Internet, television and mobile industries, we believe that these new applications will provide significant opportunities for us and our existing and future customers.

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

     Integration with Existing Systems. We intend to integrate our products with those of other leading providers of commerce, community and collaboration solutions. By integrating our products, we plan to enable customers who already have other systems in use to easily upgrade to take advantage of the additional benefits of our products.

     Global Expansion. Currently, we have a sales and marketing team in the United States and in Germany, and we sell to customers in 18 countries. We plan to expand our sales and marketing team in the United States and also to extend our sales and marketing into significant European markets such as the United Kingdom, France, Spain, Italy, Benelux and Scandinavia and also to enter the Asian markets, especially Japan. We plan to effect this expansion through subsidiaries, joint ventures and strategic alliances. We believe that the global reach of our existing network of strategic relationships will help us expand to new markets. Our technology can be tailored to support new languages and other local features relatively easily and thus, we believe, it is well suited for a global market.

  Products

     blaxxun Community Platform. The blaxxun Community Platform is our core product and has been under continuous development since 1995. Currently, the fourth generation of the product is available. The blaxxun Community Platform is a sophisticated client/server product that consists of the blaxxun Community Server, the clients blaxxun Contact and blaxxun3D, the blaxxun Community Platform SDK and various administration interfaces.

     With our blaxxun Community Platform, we pursue a strategy of offering all Virtual World features in pre-integrated form. This ensures that the applications are based on a stable, tested environment and also keeps the integration cost low for our customers. Our Community Platform is a highly modular and extensible system and includes the following features:

     - Place Management

     - Member and Guest Management

     - Registration and Authentication

     - Member Directory

     - 2D and 3D Avatars

     - 2D and 3D Navigation and Interaction

     - Real-time Text Chat

     - Instant Messaging/Pager

     - Friends/Buddy List

     - Member Roles

     - Message Boards/Calendars

     - Incentive Programs

     - Text-to-Speech

     - Interest Club Management

     - Access Rights

     - Voting and Decision Making

     - Agents

     - Distributed Objects

     - Member Homes
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

     - Avatar Libraries

     Since our technology is based on open standards, our customers and partners can choose from a variety of third party products for the development of their applications. We provide the integration interfaces to bring everything together and an SDK (software development kit) for extension and integration with other products (e.g. shopping, personalization, member management, document management, enterprise software).

     Our customers install the blaxxun Community Server either on their own hardware or have it operated by a hosting partner or application service provider (ASP). Our Community Server co-exists with other software services and is available for a variety of operating systems, including Linux, Windows NT and others.

     A specific strength of the blaxxun architecture is its high scalability. The system is designed for millions of users and can scale very well just by adding more server hardware and bandwidth. In addition to their ability to handle high-loads, the efficiencies in our products allow customers to use less hardware and bandwidth than they might need running other high-load applications. We believe that enabling our customers to save significantly on hardware and bandwidth, and providing a very low total cost of ownership for high-load solutions, allows us to charge premium prices for our Community Server product.

     With the blaxxun Community Server comes an extensive administration interface that enables the operator of the blaxxun-based application to monitor usage statistics and to analyze traffic patterns, resource requirements, and many other details. This helps our customers to effectively fine-tune their applications and thus achieve even greater efficiencies.

     The services of the blaxxun Community Server can be accessed by a variety of client-side interfaces, ranging from simple HTML to Java applets and an ActiveX plugin. This variety enables our customers to set their applications up so that all virtually interested users can access them, independent of their available hardware and bandwidth. Users with older hardware or bad Internet connections can use the simpler applications with reduced features. Users with state-of-the-art equipment can enjoy the whole multimedia presentation and feature set. Our multimedia plugin is based on Microsoft's DirectX architecture and also supports OpenGL. Thus, basically all rendering standards are supported. Through integration with RealNetwork's RealPlayer, our customers get an integrated multimedia platform with 2D, 3D, audio and video support.

     Our customers license the blaxxun Community Platform, with fees based on the expected usage volume. This volume can be increased through payment of additional license fees. Thus, we participate in the success of our customers and have aligned our interests with those of our customers. Through this licensing model and together with our service offerings, we seek to establish a close relationship with our customers, provide them continuously with state-of-the-art technology and provide us with recurring revenue from our customers.

     blaxxun3D. blaxxun3D, launched in January 2000, is a small (55 KB) and powerful Java applet for Internet-based 3D. Since it is 100% Java-based, it can run on a wide variety of platforms. Our customers license blaxxun3D and put the Java applet onto a web page. This process requires relatively little technical expertise for our customers. More importantly, there are no technical or installation requirements for the visitor to the site. Just by visiting the web page, the end user automatically sees a dynamic 3D model that can be manipulated in customer-defined ways. We believe blaxxun3D is becoming an integral part of e-commerce and data visualization, with three-dimensional images helping web site visitors to better understand a product or data. We believe that better understanding of a product or data can help increase the purchase volume of a product or reduce the time to analyze data.

     blaxxun3D supports open standards such as VRML and X3D. This means that third party development tools can be used and that artists, who would be familiar with these standards, can immediately produce 3D content.

     blaxxun Avatar Studio. blaxxun Avatar Studio, launched in November 1999, is an innovative product that enables users to create and modify a 3D persona. With an easy-to-use interface, users can start with a male or female 3D model and change the whole look of the body, face, hair, and skin. The product includes a

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

library of clothing that can be changed with a few clicks and modified with colors and textures. Finally, a simple animation editor helps to create realistic animations in just a few minutes.

     With blaxxun Avatar Studio, users can very easily create a realistic graphical persona. This persona can then be used as one's representation in Virtual Worlds. Avatars can also be used as shop assistants or service agents that help potential purchasers to faster understand the e-commerce offering or other information.

     In addition to providing an intuitive interface, blaxxun Avatar Studio produces very compact results. Avatars created using blaxxun Avatar Studio generally consume five to ten times less bandwidth than avatars which are designed manually using tools from various places. These manually-designed avatars, because of their larger size, are not as well suited for high-traffic Virtual Worlds as avatars created using blaxxun Avatar Studio. Additionally, the quality of the blaxxun Avatar Studio created persona is comparable to the results of mid-end and high-end tools that are generally many times more expensive. Ease of use, low bandwidth consumption and low expense are an important part of what we believe makes blaxxun Avatar Studio a superior product.

     We have created a product that is advantageous to its users and developed a selling strategy that is advantageous to us. Generally, we license the product to corporate customers in large volumes and these corporate customers then distribute the product to their end-users. This strategy allows us to quickly reach a wide audience with our product, while keeping our distribution and administrative costs to a minimum.

     blaxxun Instant Community. blaxxun Instant Community, launched in March 2000, is an application product for quick creation of 3D communities. The product includes a subset of the Community Platform features and also some simplified authoring and development tools. With the included templates and development wizards (helper software that enables our customers to more quickly create an application that can then be fine-tuned and extended as desired), a 3D community can be developed and set up in a relatively short time frame.

     We sell blaxxun Instant Community through a network of strategic alliances. We expect our resellers to add value through web site integration, content development or hosting of the application. Our value added resellers get an easy-to-use product that enables them to make their customer sites more compelling and interactive. Often, the existing web site or corporate identity of the end customer has to be taken into account, which is supported by blaxxun Instant Community. Thus, web development agencies and Internet service providers are among our target customers for this product.

     Similar to the Community Platform, our customers can increase the "power" of their application by purchasing a bigger license from us. This opportunity for increased power allows for growth of a customer's site using blaxxun Instant Community without requiring any changes to the existing 3D community or interrupting service.

     As part of our Product segment, we supplement our product offerings with technical product support and maintenance. These services include several levels of support including software updates, telephone and email technical support. The majority of our Community Platform customers enter into maintenance and support agreements that includes licensed blaxxun products. Support and maintenance arrangements generally do not provide for specified upgrade rights and provide technical support and the right to unspecified upgrades on an if-and-when-available basis.

     Our collaborative agreements with public entities, attributable to our Product segment, relate to research and co-development projects that are generally between one and three years in duration. Since inception, we have entered into eight contracts that support our product development strategy. Partners in these projects are, among others, British Broadcasting Corporation plc, BMW AG, British Telecommunications plc. Canal Plus Multimedia S.A., Deutsche Telekom AG, Franco Telecom S.A., Intershop Communications GmbH, Italtel SPA, Pixelpark-MMK AG, Siemens AG, Swisscom AG, Telecom Italia s.r.l., and Telenor AS.

     Products under development. We are currently developing an e-commerce product which we expect to release in the next twelve months. This product, which will incorporate features from the blaxxun Community

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

Platform, is designed to address specific customer needs for three dimensional visualization of products as well as online customer service features with intelligent agents and real customer service personnel.

  Professional Services

     Our Professional Services Group supports customers in the business planning stage and helps them to effectively design the application, determine cost and resource requirements and optimize their business model. This group also provides fee-based consulting services designed to allow the seamless integration of our products into the software systems of our customers, as well as custom application development, by which we add additional and customized features and functionality to our product base.

  Communities

     In addition to our core business of product development and vending, we also make strategic investments in Internet communities that are based on our products. We believe that these investments have several strategic advantages for us and our customers and will provide us with additional revenue growth and/or profitability. We get very quick feedback from these communities about market requirements and preferences and they provide us with a platform to test how new features are accepted by the market. This feedback helps us to continuously improve our technology.

     Current Internet communities are as follows:

     Cybertown. Cybertown, a state of the art 3D community, was launched in California in 1995. After operating Cybertown as a joint venture to test and develop our technology, we acquired Cybertown in November 1998. Cybertown is one of today's biggest Virtual Worlds. In March 2000, Cybertown had over 300,000 registered members who had 2,200 clubs. There are now over 600,000 visitors per month. The average length of visit has grown from 17 minutes in mid 1999 to 33 minutes at year end 1999. The daily busy period activity level has grown from 113 concurrent members in mid-May 1999 to between 300 and 340 by December 1999. From February 1999 to February 2000, Cybertown achieved member growth of about 500%. We believe that Cybertown is one of the biggest and most active special interest communities worldwide.

     Cybertown is positioned as a Science Fiction community that has attractive demographics (about 75% of users are 25 years or younger). Cybertown generates revenues through advertising (3D advertising showed a click-through rate of 4.3% on this site compared to an average 0.5% click-through rate for 2D banner advertising), sponsoring (companies can sponsor 3D locations or certain features) and e-commerce.

     Cybertown members can select a traditional or futuristic avatar, visit a large number of multimedia locations (e.g. a shopping mall with 3D products or an entertainment theater where they can watch videos), establish their own customizable 3D home in one of many topic neighborhoods, and participate in a wide variety of community activities. Cybertown includes thousands of member-managed interest clubs and has an effective delegation model in place, where thousands of very active members have taken over responsibility for certain tasks in Cybertown. The average visit time is over 30 minutes, compared to significantly lower average visit times on traditional web sites.

     Cybertown has established a number of strategic relationships with companies that provide features, traffic or content to Cybertown. Several companies have joined with Cybertown to build on its appealing demographics and active community participation. Theses include Hallmark Entertainment Network, a Hallmark Cards subsidiary that delivers television service to more than 60 countries, NextPlanetOver.com, the online destination with the widest selection of entertainment products, SETI Institute, an organization for scientific research into life in the universe that has 1.6 million users, Virtock Technologies, Inc., which discounts its Spazz3D VRML animation editor for Cybertown members and Centropolis Interactive, a Sony-based new media company that is focused on the science fiction market. In addition, Cybertown has been chosen to participate in the Intel WebOutfitter Service promotion of the Pentium III.

     We believe that Cybertown will continue to grow and continue to be one of the most innovative and active Virtual Worlds.

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

     Learnetix(TM). Learnetix is a 50% joint venture between blaxxun and Cornelsen, a leading school book publisher in Germany. Learnetix is positioned as an education community, where blaxxun provides technology and community operation know-how and Cornelsen provides high-quality content and certain marketing channels. Students between 10 and 20 years can become members of this community and participate in a variety of educational and social activities. Initially, quality content for Mathematics, English and German is offered. Members can learn alone, together as groups, or in 1:1 situations with tutors. A network of qualified teachers is available for the members and daily homework assistance is offered as a premium service. 2D and 3D communication places are available and members can create own interest clubs or join existing clubs (already over 1,000 clubs were established by March, 2000), where they can maintain information and exchange views through real-time chat and message boards.

     Learnetix was launched during November 1999 and as of March, 2000 had already attracted over 15,000 registered members.

     SoccerCity(TM). SoccerCity is a blaxxun subsidiary that develops, maintains, operates, and markets a soccer community on the Internet. SoccerCity was launched in November 1999. blaxxun intends to find strategic relationships to support content and marketing channels for SoccerCity.

     Competition

     The Virtual Worlds technology market is competitive, subject to rapid change and significantly affected by new product introductions and other activities of industry participants. We compete with various providers of multimedia communication solutions, including RealNetworks, Inc. and Macromedia, Inc. We expect additional competition from other established and emerging companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. We may not be able to compete effectively in our markets, competition may intensify and our inability to compete successfully against our current and future competitors may cause us to experience price reductions, reduced gross margins and loss of market share, any one of which could materially and adversely affect our business, operating results and financial condition.

     We offer products that we believe are highly innovative. We are not aware of any competitive product that currently has a similar scope of features and similar strengths in terms of scalability, standards-compliance, extensibility, cross-platform support, and customer base. However, due to the wide scope of our products, we face competition or potential competition in various areas. Our sources of principal competition include:

     - Other software vendors that address similar customer needs for rich media environments, such as streaming video which customers may utilize for commerce and community uses, and that may have a larger market share or greater name recognition and resources than us, including vendors of audio, video, and 2D animation technologies, such as Macromedia, Microsoft and RealNetworks.

     - Other software vendors that address partial areas of our scope, and that may have a larger market share or greater name recognition and resources than us, including vendors of web based 3D technologies, such as Adobe, Computer Associates, MetaCreations and Superscape.

     - Other application vendors that address partial areas of our scope, and that may have a larger market share or greater name recognition and resources than us, including vendors of proprietary virtual world technologies, such as ActiveWorlds, Cryo Interactive, and Worlds.com.

     - Potentially, vendors of game technologies, such as Electronic Arts, Microsoft, Nintendo, Sega and Sony.

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

     Our community investments also face competition from various directions, including:

     - Traditional general-interest communities that have areas that compete with the special interest of our communities, including companies such as GeoCities/Yahoo, Tripod/Lycos, TalkCity and Xoom/ NBC.

     - Portal and information sites that address a similar target audience as our communities, including CBS Sportsline and Sport1.de for Soccercity, various education sites for Learnetix, and various science fiction sites for Cybertown.

     Customers

     We have licensed our products to customers in the U.S., Europe, Asia, Latin America, Middle East and other geographies. Our customers, located in Germany, the United States and 16 other countries, represent a broad spectrum of enterprises within diverse sectors, including media, online, telecommunication, finance, industry, technology and retail. Our strategy is to maintain and enhance our existing customer relationships and to broaden our customer base by adding sales staff and expanding to new territories.

     Historically, we have received a significant portion of our revenues from a limited number of sales and license agreements as well as from the sale of customer support, maintenance, training services and software upgrades to our existing customers. For fiscal 1998 and 1999 and the nine months ended April 30, 2000, our top three, four and one customers represented 47%, 63% and 11% respectively, of our revenues. As a result of this revenue concentration, our accounts receivable are also concentrated. As of July 31, 1998 and July 31, 1999 and April 30, 2000, 99%, 85% and 57% respectively of our accounts receivable were also owed by our top six, four and three customers. We believe that a customer's decision to license its technology is relatively discretionary and, for large-scale users, generally involves a significant commitment of capital resources. Therefore, any downturn in the economy or in the business of our current or potential customers could have a material adverse effect on our revenues Additionally, we can not assure you that a sufficient number of our customers will continue to enter into or renew existing support, maintenance and upgrade contracts or that revenues from those contracts will continue to be significant. The loss of a material portion of such revenues would likely have a material adverse effect on our financial condition.

     Employees

     We consider our qualified and highly motivated employees a key success factor. Our future success will depend in part on our ability to attract, retain and motivate highly qualified personnel. See "Risk Factors" on page 12. Approximately 73% of our employees hold a university degree. As of April 30, 2000, we had 93 full-time employees, including 34 in sales and marketing, 43 in research and development, solutions, operations, and technical support, and 16 in general and administration. From time to time, we also employ independent contractors to support our Products, Professional Services and Communities segments. None of our employees are represented by a union. We believe our relationship with our employees is good. Our average number of employees for fiscal 1997 to 1999 and the nine months period ending April 30, 2000 and 1999 as well as number of employees at April 30, 2000 breaks down by geography as follows:

                                                  AVERAGE NUMBER OF EMPLOYEES
                                           ------------------------------------------
                                             12 MONTHS ENDING        9 MONTHS ENDING      EMPLOYEES
                                                 JULY 31                 APRIL 30        ------------
                                           --------------------      ----------------    AT APRIL 30
                                           1997    1998    1999      1999       2000         2000
                                           ----    ----    ----      -----      -----    ------------
Germany..................................   23      21      29        27         51           67
U.S......................................   15       2      10         6         20           26
                                            --      --      --        --         --           --
                                            38      23      39        33         71           93
                                            ==      ==      ==        ==         ==           ==

     For further information regarding employee counts, see our comments in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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     Proprietary Rights and Licensing

     Our success and ability to compete is dependent upon our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of trademarks, trade secrets and copyright law, and contractual restrictions of our customers, partners and employees, management contractors and consultants to protect the proprietary aspects of our technology. In Germany, we have registered as a trademark the blaxxun logo and have applied for registration of the logo in the United States, Japan, Switzerland and the European Community. Additionally, we have trademark applications pending in the United States, Japan, Switzerland and the European Community for blaxxun, blaxxun Contact, The Virtual Worlds Company, blaxxun Instant Community and blaxxun3D. In the United States we have several registered trademarks and trade names, including Cybertown, CyberCells, CyberGenes, CyberHub, CyberKit, CyberSockets and CyberTwin.

     We also license from a third party certain proprietary speech synthesis technology and related software which we incorporate into our client applications and on which we pay royalties. If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenues and increase costs. See "Risk Factors" on page 12.

     Facilities

     Our U.S. headquarters are currently located at 1550 Bryant Street, a leased facility in San Francisco, California, consisting of approximately 3,001 square feet under a three-year lease, which expires in July 2002. The monthly rentals owed by us under the Bryant Street lease are approximately $9,000. Our European headquarters is currently located in Munich, Germany, consisting of approximately 18,320 square feet under a five-year lease, which expires in September 2004. Under the Munich lease, we have monthly rental payments of approximately $30,000. We have also leased offices in Los Angeles, California, Washington, District of Columbia and Berlin, Germany the leases for which are terminable upon no more than three months notice. We own no real estate.

     Legal Proceedings

     We are not aware of any legal or arbitration proceedings, pending or threatened, which could have a material adverse effect on our financial position, nor have any such proceedings been initiated in the previous two years.

                             STATUTORY INFORMATION

     We were incorporated in the United States of America under the laws of the State of Delaware on July 27, 1995 and commenced operations in August 1995. Our initial stockholder was CMGI@Ventures, Inc.. For information regarding the initial stockholders, see "Management."

     The following diagram displays the structure of the blaxxun entities:

[BLAXXUN INTERACTIVE, INC. FLOW CHART]

     In this group of companies, we act as the entity which operates the U.S. portion of our business, and as a holding company coordinates the business activities of and provides financing to our two wholly owned subsidiaries, blaxxun interactive AG and Cybertown, Inc. blaxxun interactive AG coordinates the business activities and provides financing to its 100% owned subsidiaries SoccerCity-Verwaltungsgesellschaft mbH and SoccerCity GmbH & Co. KG as well as to the 50% owned affiliate Lernland Verwaltungsgesellschaft mbH and Lernland GmbH & Co. KG. The book value of blaxxun interactive AG's interest in SoccerCity Verwaltungsgesellschaft mbH, SoccerCity GmbH & Co. KG, Lernland Verwaltungsgesellschaft mbH and Lernland GmbH & Co. KG as of April 30, 2000 is approximately $23,000, $0, $13,000 and $294,000, respectively. The book value of blaxxun interactive, Inc.'s interest in blaxxun interactive AG and Cybertown, Inc. as of April 30, 2000 is approximately $14,060,000 and $2,150,000, respectively.

     - blaxxun interactive AG, Munich, Germany

     blaxxun interactive AG, a company organized under the laws of Germany is registered in the trade register of the lower court of Munich under registration number HRB 113 609. blaxxun interactive AG currently has a registered share capital of Deutsche Mark 120,000.

     blaxxun interactive AG is, as our European headquarters, our European sales and service organization and research and development competent center. During fiscal 1996 we acquired a 50.5% interest in blaxxun interactive AG upon its formation for approximately $37,000 in cash. Effective August 11, 1997, we increased our interest in blaxxun interactive AG by 8.25% to 58.75% through a $500,000 capital contribution. On August 10, 1998, we acquired another 38.17% of the outstanding common stock of blaxxun interactive AG in exchange for 1,829,631 shares of Series D convertible preferred stock of the Company. The Series D convertible preferred stock was valued by an independent consultant at $5.36 per share, or a total consideration of approximately $9,807,000. On June 30, 1999, we acquired the remaining shares of blaxxun interactive AG in exchange for 146,369 shares of Series D convertible preferred stock of the Company. The Series D convertible preferred shares were valued by an independent consultant at $8.00 per share, or a total consideration of approximately $1,171,000.

     As of April 30, 2000, blaxxun interactive AG had an additional paid-in capital of approximately $3,035,000. As of April 30, 2000, blaxxun interactive AG had entered into 2 notes payable of in total approximately $2,186,000. As of April 30, 2000 net intercompany financing to blaxxun interactive AG was approximately $1,957,000. In fiscal 1999 blaxxun interactive AG had generated a net loss of approximately $1,677,000. Up to now no dividends were paid to us.

     - SoccerCity-Verwaltungs GmbH, Munich, Germany and SoccerCity GmbH & Co. KG, Munich, Germany.

     SoccerCity-Verwaltungsgesellschaft mbH (SoccerCity GmbH), a Company organized under the law of Germany is registered in the trade register of the lower court of Munich under registration number HRB 127 087. SoccerCity GmbH was founded by blaxxun interactive AG on September 7, 1999. SoccerCity GmbH currently has a registered share capital of euro 25,000. blaxxun interactive AG owns all of SoccerCity GmbH's shares. Stockholder's equity as of April 30, 2000 was euro 25,000. SoccerCity GmbH manages the business of SoccerCity GmbH & Co. KG.

     SoccerCity GmbH & Co. KG (SoccerCity KG), a Company organized under the law of Germany is registered in the trade register of the lower court of Munich under registration number HRA 75 112. SoccerCity KG was founded on September 7, 1999 and is 100% owned by blaxxun interactive AG. Accumulated deficit as of April 30, 2000 was approximately $495,000. SoccerCity KG operates the Internet community soccercity.de.

     - Lernland Verwaltungsgesellschaft mbH, Berlin, Germany and Lernland GmbH & Co. KG, Berlin, Germany

     Lernland Verwaltungsgesellschaft mbH (Lernland GmbH), a Company organized under the law of Germany is registered in the trade register of the lower court of Charlottenburg under registration number HRB 70 162. Lernland GmbH was founded as a 50% joint venture of blaxxun interactive AG and Cornelsen-Verlag GmbH & Co. on September 17, 1999. Lernland GmbH currently has a registered share capital of euro 25,000. Lernland GmbH's stockholder's equity as of April 30, 2000 was euro 25,000. Lernland GmbH manages the business of Lernland GmbH & Co. KG.

     Lernland GmbH & Co. KG (Lernland KG), a Company organized under the law of Germany is registered in the trade register of the lower court of Charlottenburg under registration number HRA 30 610. Lernland KG was founded on September 17, 1999 and is 50% owned by blaxxun interactive AG. Lernland KG's accumulated deficit as of April 30, 2000 was approximately $1,044,000. Lernland KG operates the Internet community learnetix. de.

     - Cybertown, Inc., Los Angeles, California, U.S.A.

     Cybertown, Inc., a Delaware corporation, operates our online community cybertown.com. Cybertown, Inc. was incorporated in the State of Delaware on August 21, 1996. In November of 1998, we purchased all shares of Cybertown, Inc., making Cybertown, Inc. a wholly owned subsidiary of blaxxun interactive, Inc.

     Cybertown, Inc. currently has no nominal share capital. We own all of Cybertown, Inc.'s shares. As of April 30, 2000, Cybertown, Inc. had an accumulated deficit of approximately $2,151,000 Intercompany financing to Cybertown, Inc. amounted to approximately $80,000. In fiscal 1999, and the nine months ended April 30, 2000, Cybertown, Inc. had generated net losses of approximately $875,000 and $1,276,000, respectively, and paid no dividends to us for those periods.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, their ages and positions as of April 30, 2000 are as follows:


NAME                               AGE                           POSITION
----                               ---                           --------
Franz Buchenberger...............  41     President, Chief Executive Officer and Director
Bernd-Michael Habermeyer.........  41     Chief Financial Officer and Vice President, Finance and
                                          Administration
Walter Schwartz..................  51     Chief Operating Officer, U.S.
Elmar Merget.....................  39     Vice President, Research and Development
Engelbert Woelfl.................  39     Vice President, Sales and Business
                                          Development -- Europe
Guy Bradley......................  36     Director
Heydan von Frankenberg...........  47     Director
Francois Stieger.................  50     Director


     Franz Buchenberger. Mr. Buchenberger co-founded blaxxun interactive in 1995. He has served as President and Chief Executive Officer and as a Director since inception. After receiving his Masters in Computer Science from the Technical University of Munich in 1985, Mr. Buchenberger spent ten years at Softlab GmbH, a European developer of software engineering technology for large project teams. While he was with Softlab, Mr. Buchenberger worked in a number of positions, including system architect, development manager, product manager, marketing manager and strategic planner.

     Bernd-Michael Habermeyer. Mr. Habermeyer co-founded blaxxun interactive in 1995 and has served as Chief Financial Officer and Vice President of Finance and Administration since inception. Prior to joining blaxxun, Mr. Habermeyer spent 10 years with KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft (1985-1991, 1993-1995) and KPMG Peat Marwick LLP (1991-1993), since 1993 as a senior manager. Mr. Habermeyer holds an MBA from the University of Munich (since 1985), is qualified as "Steuerberater" (German tax advisor) (since 1988) and as "Wirtschaftspruefer" (German CPA) (since 1990).

     Walter Schwartz. Mr. Schwartz has served as the Chief Operating Officer in the U.S. since May 1999. From 1997 to May, 1999, Mr. Schwartz was a corporate consultant on business development and enterprise software acquisition. From 1996 to 1997, Mr. Schwartz was Chief Operating Officer of Black Sun Interactive, Inc. From 1991 to 1996, Mr. Schwartz was employed by Micrografx, Inc. in various positions including Marketing Manager and Development Center Director. Prior to that, Mr. Schwartz held various management and consulting positions with Digital Research Incorporated, Xerox Corporation and IBM Corporation. Mr. Schwartz holds a BS in Industrial Engineering and an MBA in Marketing from Cornell University.

     Elmar Merget. Mr. Merget has served as Vice President of Research and Development since February 1999. Before joining blaxxun in 1999, Mr. Merget was President of Software System Merget GmbH, a company that specializes in consulting and developing document management and E-commerce systems. Prior to 1990, Mr. Merget held various management positions at AKM Software Beratung und Entwicklungs GmbH in Munich. Mr. Merget holds a degree in computer science from Fachhochschule Wurzburg.

     Engelbert Woelfl. Mr. Woelfl has served as Vice President of Sales and Business Development in Europe since April 1998. Before joining blaxxun, Mr. Woelfl was a Vice President at Interchip AG, where he was responsible for sales and business development. Interchip AG is a German supplier of system management software products. Mr. Woelfl created the sales organization of Interchip AG and developed its sales and marketing strategies. Mr. Woelfl holds a degree in economics from the Fachhochschule Munich.

     Guy Bradley. Mr. Bradley has been a Director of blaxxun since 1995. Mr. Bradley has been a general partner of CMGI@Ventures, Inc., (CMGI) an internet focused venture capital company, since January 1995. He was Director of International Sales and Marketing for Booklink, Inc., a subsidiary of CMGI, Inc. from August 1994 to December 1994. Mr. Bradley attended Princeton University where he received a BA in Comparative Literature. Mr. Bradley also serves on the boards of Silknet, Inc., Domania Inc., Idapta, Inc., ThingWorld.com LLC, OneCore Financial Network, Inc., WebCT, Inc., Koz.com, Inc. and Virtual Ink Corporation.

     Heydan von Frankenberg. Mr. von Frankenberg has been a Director of blaxxun since 1996. He is currently Chief Executive Officer of D.C.S. Dialog Communication Systems Aktiengesellschaft. Prior to that, he was Chief Executive Officer of ERM Equity Research and Management Aktiengesellschaft fuer Beteiligungsberatung (ERM). Prior to founding ERM in 1995, Mr. von Frankenberg developed HKM Hypo Kapital Beteiligungs Management GmbH, the investment division of Bayerische Hypotheken und Wechselbank. In the seven years before that, he was Chief Operating Officer of Meissner & Wurst GmbH & Co. KG. Mr. Frankenberger holds a jurisdiction degree from the University of Munich.

     Francois Stieger. Mr. Stieger has been a Director of blaxxun since December 1997. Mr. Stieger has served as Vice President and General Manager of European Operations for BroadVision, Inc. since January, 1996. Before joining BroadVision, Inc. Mr. Stieger was the Senior Vice President of Europe and the Middle East for Openvision Technologies, Inc. which is a supplier of distributed system management products and services. Mr. Stieger graduated from the Technology Institute of the University of Strasbourg in France.

     Our directors and officers and six of our founders, Franz Buchenberger, Bernd-Michael Habermeyer, Robert Schoeller, Peter Graf, Kristof Nast-Kolb and Thilo Schwerdfeger, can be contacted through one of our two executive offices in San Francisco, California and Munich, Germany. Mr. Buchenberger is our CEO and President, Mr. Habermeyer is our Chief Financial Officer, Mr. Schoeller is our Chief Technology Officer, and Messrs. Graf, Nast-Kolb and Schwerdfeger are directors of engineering. Another of our founders, Rainer Heigenmoser, is no longer an employee, but can be reached at Bichl 16, 83075, Bad Feilnbach, Germany. Another of our founders, Robert Rockwell, is deceased.

BOARD COMPOSITION

     Upon closing of the Offering, our Certificate of Incorporation will provide for a classified Board of Directors divided into three classes, with each class having a different term of office. The term of Class I Directors will expire at the annual meeting of stockholders to be held in 2001, the term of Class II Directors will expire at the annual meeting of stockholders to be held in 2002 and the term of Class III Directors will expire at the annual meeting of stockholders to be held in 2003. Currently, Mr. von Frankenberg is the sole Class I Director, Mr. Stieger is the sole Class II Director and Messrs. Buchenberger and Bradley are Class III Directors. At each annual meeting of stockholders, beginning with the 2001 annual meeting, the successors to Directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of Directors, increase or decrease in directorships resulting therefrom will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of Directors. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     The compensation committee currently consists of three members, Guy Bradley, Heydan von Frankenberg and Francois Stieger.

     The compensation committee:

     - reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and

     - makes recommendations to the board of directors regarding these matters.

     The audit committee consists of three members: Guy Bradley, Heydan von Frankenberg and Francois Stieger.

     The audit committee:

     - makes recommendations to the board of directors regarding the selection of independent auditors;

     - reviews the results and scope of the audit and other services provided by our independent auditors; and

     - reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of blaxxun serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on blaxxun's board of directors or compensation committee.

DIRECTOR COMPENSATION

     We do not currently compensate in cash our directors for their service as members of the board of directors, except for reimbursement of reasonable travel expenses relating to attendance at board and committee meetings. Under our 1996 Stock Plan, 1999 Stock Plan and 2000 Stock Plan, non-employee directors are eligible to receive stock option grants at the discretion of the board of directors. Francois Stieger received an option to purchase 80,000 shares under the 1996 Stock Plan. See "Stock Plans" for more information regarding these plans.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law provides that a director of a corporation will not be personally liable for monetary damages for breach of the individual's fiduciary duties as a director except for:

     - liability for any breach of the director's duty of loyalty to blaxxun or to its stockholders,

     - liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law.

     - liability for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - liability for any transaction from which a director derives an improper personal benefit.

     Our bylaws provide that blaxxun will indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of the party's status or service as a director, officer, employee or other agent of blaxxun upon an undertaking by the indemnified party to repay these advances if it is ultimately determined that the party is not entitled to indemnification.

     We have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (subject to our reasonable approval) incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of their services as our director or executive officer, including any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     We believe that the indemnification provisions of our amended and restated certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of blaxxun where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for services rendered to us in all capacities for the fiscal year ended July 31, 1999 by our Chief Executive Officer and our next most highly compensated executive officers during the fiscal year ended July 31, 1999. None of our other executive officers received more than $100,000 in cash compensation during the fiscal year ended July 31, 1999. The total aggregate compensation for all executive officers for the fiscal year ended July 31, 1999 was $358,308.

                       SUMMARY ANNUAL COMPENSATION TABLE

                                            ANNUAL COMPENSATION                LONG-TERM COMPENSATION AWARDS
                                  ----------------------------------------   ---------------------------------
                                                                               SECURITIES
                                                            OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION       SALARY($)    BONUS($)    COMPENSATION($)   OPTIONS/SARS(#)   COMPENSATION($)
---------------------------       ---------    --------    ---------------   ---------------   ---------------
Franz Buchenberger..............   89,266(a)    18,045(a)        --                --                --
President, Chief Executive
Officer and Chairman
Bernd-Michael Habermeyer........   89,266(a)    18,045(a)        --                --                --
Chief Financial Officer

---------------
(a) entire amount converted from Deutsche Mark based on an exchange rate of DM
    1.77 to the dollar, the average exchange rate for fiscal year 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The Company issued no stock options and no stock appreciation rights in the year ended July 31, 1999, to any of the Company's executive officers named in the Summary Compensation Table above.

                  AGGREGATE OPTION EXERCISES AND OPTION VALUES


     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by each of the executive officers named in the Summary Compensation Table as of July 31, 1999. The value realized represents the difference between the fair market value of the shares as of July 31, 1999, based on the assumed fair market value of $2.58, as determined by an independent valuation company, per share and the exercise price of the option. The value of the in-the money options is based on the
initial public offering price of E[          ] ($9.00 at an exchange rate
reported by the Wall Street Journal for                , 2000 of $     per euro
per share), minus the per share exercise price, multiplied by the number of shares underlying the option.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                                                                  NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                 SHARES                               JULY 31, 1999                       JULY 31, 1999
                                ACQUIRED         VALUE      ---------------------------------   ---------------------------------
NAME                         ON EXERCISE(#)   REALIZED($)   EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)   UNEXERCISABLE($)
----                         --------------   -----------   --------------   ----------------   --------------   ----------------
Franz Buchenberger.........          --             --          26,086             --              234,513             --
President, Chief Executive
Officer and Chairman
Bernd-Michael Habermeyer...      26,086         33,521              --             --                   --             --
Chief Financial Officer


INCENTIVE STOCK PLANS

  2000 Stock Plan


     Our 2000 Stock Plan was adopted by the board of directors in March 2000. A total of 6,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Plan. As of June 30, 2000, 5,737,702 shares remain available for grant under the 2000 Stock Plan. The purposes of the 2000 Stock Plan are to attract and retain the best available personnel to blaxxun, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. The 2000 Stock Plan provides for the grant of incentive stock options to employees, including officers and directors, and non statutory stock options and stock purchase rights to employees, consultants and including non-employee directors. If not terminated earlier, the 2000 Stock Plan will terminate in March 2010.


     Options granted under our 2000 Stock Plan usually vest over service periods determined to be appropriate by our compensation committee or Board of Directors. Options may be granted, however, with no vesting requirements.

     The 2000 Stock Plan may be administered by the board of directors or a committee of the board. The administrator determines the terms of options and stock purchase rights granted under the 2000 Stock Plan, including the number of shares subject to the award, restrictions on shares covered by grants, exercise or purchase price, term and exercisability. The administrator also determines when, to whom and what type of grants are made. However, in the aggregate, under the 2000 Stock Plan, each eligible employee may be granted incentive stock options only to the extent that such options do not first become exercisable during any calendar year in a manner which entitles the employee to purchase more than $100,000 in fair market value of common stock in that year.

     The exercise price of all stock options is determined by the administrator at the time of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of outstanding capital stock of blaxxun or any parent or subsidiary corporation of blaxxun must equal at least 110% of the fair market value of the common stock on the date of grant.

     The administrator determines the term of options, which may not exceed 10 years or five years in the case of an incentive stock option granted to a 10% stockholder. Generally, no option may be transferred by the optionee other than by will or the laws of descent or distribution.

     In addition to stock options, the administrator may issue to employees, directors and consultants stock purchase rights under the 2000 Stock Plan. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights.

     If we sell all or substantially all of our assets, merge with another corporation, recapitalize or engage in specified reorganizations, the 2000 Stock Plan provides that blaxxun will take one or more of the following actions: (i) make appropriate provision for the continuation of the options by substituting on an equitable basis for the shares then subject to such options the consideration payable with respect to the outstanding shares of common stock in connection with an acquisition, (ii) accelerate the date of exercise of such options or of any installment of any such options, (iii) upon written notice to the optionees, provide that all options must be exercised, to the extent then exercisable, within a specified number of days of the date of the notice, at the end of which time the options terminate,
(iv) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to the options, to the extent then exercisable, over the exercise price thereof, or (v) if securities of another corporation are issued with respect to the outstanding shares of common stock, entitle optionees to receive the substituted securities upon exercise. Upon liquidation or dissolution, the options will automatically be terminated. The administrator has the authority to amend or terminate the 2000 Stock Plan as long as the amendment or termination does not adversely affect any outstanding option or stock purchase right and provided that stockholder approval will be obtained to the extent it is required by applicable law.

  1999 Stock Plan


     Our 1999 Stock Plan was adopted by the board of directors and approved by our stockholders in March 1999. A total of 2,000,000 shares of common stock have been reserved for issuance under the 1999 Stock Plan. As of April 30, 2000 options to purchase 1,241,768 shares of common stock were outstanding and 484,232 shares were available for future grant. In June 2000, options to purchase 274,000 shares of common stock were granted to the following officers in the following amounts: Franz Buchenberger -- 100,000; Bernd-Michael Habermeyer -- 50,000; Walter Schwartz -- 60,000; Bert Wolfl -- 24,000; Elmar Merget -- 40,000. The purposes of the 1999 Stock Plan are to attract and retain the best available personnel to blaxxun, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. If not terminated earlier, the 1999 Stock Plan will terminate in March 2009. In all other respects, the 1999 Stock Plan is substantially the same as the 2000 Stock Plan described above.


  1996 Stock Plan

     Our 1996 Stock Plan was adopted by the board of directors and approved by our stockholders in May 1996. A total of 2,128,000 shares of common stock have been reserved for issuance under the 1996 Stock Plan. As of April 30, 2000 options to purchase 1,366,894 shares of common stock were outstanding and no shares were available for future grant. Our executive officers and directors currently hold the following options under the 1996 Stock Plan: Franz Buchenberger -- 526,086; Bernd-Michael Habermeyer -- 250,000; Walter
Schwartz -- 100,000; Elmar Merget -- 120,000; Engelbert Woelfl -- 82,000 and Francois Stieger -- 48,334. The purposes of the 1996 Stock Plan are to attract and retain the best available personnel to blaxxun, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. If not terminated earlier, the 1996 Stock Plan will terminate in 2006. In all other respects, the 1996 Stock Plan is substantially the same as the 2000 Stock Plan described above.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information regarding the beneficial ownership of our common stock as of June 13, 2000, and as adjusted to reflect the sale of the common stock offered hereby by:


     - each person who is known by us to own beneficially more than 5% of the outstanding shares of our capital stock;

     - each of our directors;

     - the named executive officers; and

     - all directors and executive officers as a group.


     Percentage of ownership is calculated as required by the Securities and Exchange Commission. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table below includes the number of shares underlying options which are exercisable within 60 days from June 13, 2000. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after June 13, 2000 are included for that person or group, but not the stock options of any other person or group. The information in the columns "After the Offering" and "Number of Shares to be Sold" assumes exercise in full of the underwriters over-allotment option. Unless otherwise indicated, the address of each of the beneficial owners identified is Elsenheimerstrasse 61, Munich, Germany. After the offering, the 6,500,000 shares sold pursuant to this prospectus (assuming exercise in full of the underwriters' over-allotment option) will be freely tradeable without restriction.



                                                        NUMBER OF SHARES                     PERCENTAGE
                                                       BENEFICIALLY OWNED                    OF SHARES
                                              -------------------------------------         OUTSTANDING
                                                                         NUMBER OF    ------------------------
                                              BEFORE THE    AFTER THE    SHARES TO    BEFORE THE    AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER           OFFERING    OFFERING(1)   BE SOLD(1)    OFFERING    OFFERING(1)
------------------------------------          ----------   -----------   ----------   ----------   -----------
Franz Buchenberger(2).......................  1,625,224     1,577,813       47,411        8.4          6.3
Bernd-Michael Habermeyer(3).................    825,644       804,708       20,936        4.3          3.2
Walter Schwartz(4)..........................     62,792        62,792           --          *            *
Engelbert Wolfl(5)..........................     58,000        58,000           --          *            *
Elmar Merget(6).............................     40,830        40,830           --          *            *
Heydan von Frankenberg(7)...................         --            --           --         --           --
Guy Bradley(8)..............................         --            --           --         --           --
Francois Stieger(9).........................     65,000        65,000           --          *            *
All Directors and Executive Officers as a
  Group (8 persons, including the
  above)(10)................................  2,677,490     2,609,143       68,347       13.7         10.4
5% STOCKHOLDERS
CMGI@Ventures, Inc.(11).....................  9,306,568     9,306,568           --       48.7         37.5

                                                        NUMBER OF SHARES                     PERCENTAGE
                                                       BENEFICIALLY OWNED                    OF SHARES
                                              -------------------------------------         OUTSTANDING
                                                                         NUMBER OF    ------------------------
                                              BEFORE THE    AFTER THE    SHARES TO    BEFORE THE    AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER           OFFERING    OFFERING(1)   BE SOLD(1)    OFFERING    OFFERING(1)
------------------------------------          ----------   -----------   ----------   ----------   -----------
OTHER SELLING SHAREHOLDERS
EBIT Eigenkapital Beteiligungsgesellschaft
  fur innovative Technologieunternehmen
  Gesellschaft burgerlichen Rechts..........    800,000       745,000       55,000        4.2          3.0
Bayern Kapital Riskokapitalbeteiligungs
  GmbH......................................    600,000       565,000       35,000        3.1          2.3
Kling, Jelko, Dr. Dehmel
  Wertpapierdienstleistungs AG..............    560,000       260,000      300,000        2.9          1.0
Kastil, Peter...............................    340,000       330,000       10,000        1.8          1.3
Graf, Peter(12).............................    342,044       326,306       15,738        1.8          1.3
Rockwell, Claudia...........................    315,926       295,000       20,926        1.7          1.2
Heigenmoser, Rainer.........................    313,028       293,000       20,028        1.6          1.2
Nast-Kolb, Kristof(13)......................    337,938       322,200       15,738        1.8          1.3
Schoeller, Robert(14).......................    337,938       322,200       15,738        1.8          1.3
Schwerdfeger, Thilo(15).....................    337,214       321,476       15,738        1.8          1.3
Grahn, Holger(16)...........................    324,654       308,874       15,780        1.7          1.2
Malek, Moni.................................    186,568       176,000       10,568        1.0            *
Metz, Thomas................................    185,000       175,000       10,000        1.0            *
blaxxun Beteiligungsgesellschaft
  burgerlichen Rechts mit
  Haftungsbeschrankung......................    177,400       167,000       10,400          *            *
Guericke, Konstantin........................    138,542        93,542       45,000          *            *
blaxxun Vermoegensverwaltungsgesellschaft
  burgerlichen Rechts mit
  Haftungsbeschrankung......................     94,000        74,000       20,000          *            *
Piel, Siegfried.............................     87,500        47,500       40,000          *            *
Rockliff, Tony(17)..........................     82,000        72,000       10,000          *            *
Baudar, Pascal(18)..........................     53,834        43,834       10,000          *            *
Scalamandre, Franco.........................      6,000             0        6,000          *            *


---------------
  *   Less than one percent

 (1)  Assuming exercise of the underwriters' over-allotment option.

 (2) The percentages for this shareholder include 161,502 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000. It also includes 659,452 shares held by his family.

 (3) The percentages for this shareholder include 67,708 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000. It also includes 310,000 shares held by his family.

 (4) The percentages for this shareholder include 33,334 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

 (5) The percentages for this shareholder include 64,000 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

 (6) The percentages for this shareholder include 40,830 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

 (7) The address of this beneficial owner is Cicerostr. 21, 10709 Berlin, Germany. The numbers and percentages for this shareholder excludes 800,000 shares (before the offering) owned by EBIT Eigenkapital Beteiligungsgesellschaft fur innovative Technologieunternehmen Gesellschaft burgerlichen Rechts mit Haftungsbeschrankung and 94,000 shares (before the offering) owned by blaxxun Vermogensverwaltungsgesellschaft burgerlichen Rechts mit Haftungsbeschrankung to which Mr. von Frankenberg may be deemed beneficial owner and to which Mr. von Frankenberg disclaims beneficial ownership except to the extent of his direct pecuniary interest. Mr. von Frankenberg is Chief Executive Officer of these two entities.

 (8) The address of this beneficial owner is c/o CMGI@Ventures, 100 Brickstone Square, 5th Floor, Andover, MA 01810. The numbers and percentages for this shareholder excludes 9,306,568 shares (before the offering) owned by CMGI@Ventures to which Mr. Bradley may be deemed beneficial owner and as to which Mr. Bradley disclaims beneficial ownership except to the extent of his direct pecuniary interest. Mr. Bradley is a general partner of CMGI@Ventures and a member of our board of directors.

 (9) The percentages for this shareholder include 33,334 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(10) Includes 9,306,568 shares (before the offering) owned by CMGI@Ventures of which Mr. Bradley, a director, may be deemed beneficial owner of as to which Mr. Bradley disclaims beneficial ownership, except to the extent of his direct pecuniary interest.

(11) The address of this beneficial owner is 100 Brickstone Square, 5th Floor, Andover, MA 01810.

(12) The percentages for this shareholder include 49,306 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(13) The percentages for this shareholder include 45,200 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(14) The percentages for this shareholder include 45,200 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(15) The percentages for this shareholder include 44,476 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(16) The percentages for this shareholder include 75,874 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(17) The percentages for this shareholder include 27,500 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.

(18) The percentages for this shareholder include 18,334 shares issuable upon exercise of options exercisable by the shareholder within sixty (60) days of June 13, 2000.


     Assuming the underwriters' over-allotment option is exercised, 6,500,000 shares, or 26%, of the outstanding common stock will be available for purchase by public investors. Of this 26% of our outstanding common stock available for purchase by public investors, up to 350,000 shares, or 1.4% will be allocated to the Company's friends and family program. If the overallotment option is not exercised, 5,750,000 shares, or 23%, of our outstanding common stock will be available for purchase by public investors.

              RELATIONSHIPS WITH BLAXXUN AND RELATED TRANSACTIONS

     Stock option grants to directors and executive officers of blaxxun are described under the captions "Management -- Board Compensation" and "-- Executive Compensation."

     Since August 1, 1997, we have issued shares of our convertible preferred stock to investors in private placement transactions as follows. Between July and October of 1998 we issued a total of 798,910 shares, on a pre-split basis, of Series C convertible preferred stock at $5.36 per share. CMGI@Ventures, Inc., purchased 93,284 shares, on a pre-split basis, of Series C convertible preferred stock. CMGI@Ventures, Inc. is an entity affiliated with Guy Bradley, one of our directors, and is also a 5% stockholder. blaxxun Vermogensverwaltungsgesellschaft burgerlichen Rechts mit Haftungsbeschrankung (blaxxun Vermogensverwaltung) purchased 47,000 shares, on a pre-split basis, of Series C convertible preferred stock. blaxxun Vermogensverwaltung is an entity affiliated with Heydan von Frankenberg, one of our directors. See "Principal Stockholders" for more information on these affiliates.

     Between October 1998 and June 1999, we issued 1,976,000 shares, on a pre-split basis, of Series D convertible preferred stock to individuals in connection with our acquisition of the minority interests of blaxxun interactive AG. The following table summarizes the shares of convertible preferred stock, on a pre-split basis, issued to our executive officers in connection with this acquisition. In connection with this transaction, blaxxun entered into a Stockholder's Agreement, dated September 1, 1998, with certain of its stockholders.

                                                                                     SERIES D
NAME                                                      TITLE                   PREFERRED STOCK
----                                                      -----                   ---------------
Franz Buchenberger(1)..................  President, CEO and Chairman of the           731,861
                                         Board
Bernd-Michael Habermeyer...............  CFO and Vice President of Finance and        365,925
                                         Administration

---------------
(1) Includes 329,726 shares held by Ingrid Buchenberger

     CMGI@Ventures and its affiliated companies have provided us primarily with human resource services during the years ended July 31, 1999 and 1998 for which $59,706 and $46,223, respectively, in fees were charged. In fiscal 1998 it also includes interest expense. On September 11, 1997, the Company entered into a convertible loan agreement with CMGI@Ventures and ERM Equity Research and Management Aktiengesellschaft fur Beteiligungsberatung for which total borrowings would not exceed $1,000,000. As of July 31, 1997, the Company had borrowed $400,000 in anticipation of the agreement. During the fiscal year 1998, the Company borrowed an additional $600,000. Borrowings under this agreement mature on December 31, 2007 and are secured by certain assets of the Company. The interest rate was equal to FIBOR plus 4%. In June 1998, $500,000 of the note was converted into 93,284 shares of Series C Convertible Preferred Stock based on the terms of the Series C Convertible Preferred Stock Purchase Agreement, dated June 24, 1998. In July 1998, the remaining $500,000 was repaid. Upon conversion and repayment this loan agreement was cancelled.

     No other director, executive officer, 5% stockholder or person or entity associated with any director, executive officer or 5% stockholder participated in any of these private placement transactions.

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Walter Schwartz, our Chief Operating Officer U.S., on May 1, 1999. The agreement provides that Mr. Schwartz is entitled to a base salary of $100,000 per year. In addition, Mr. Schwartz is entitled to receive a bonus subject to the achievement of certain performance criteria. Mr. Schwartz is also entitled to customary employee benefits. Mr. Schwartz's employment agreement may be terminated by blaxxun at any time.

     Messrs. Buchenberger, Habermeyer, Merget and Woelfl have each entered into blaxxun interactive's standard form employment agreement. These agreements provide that (i) the employee will not engage in any other occupation, (ii) the employee will not have any right to bestow advantages on himself or an affiliate,

(iii) either party may terminate upon three months' written notice, (iv) the employees receive base salaries (currently Deutsche Mark 170,000 for Mr. Buchenberger and Mr. Habermeyer; Deutsche Mark 120,000 for Mr. Woelfl; and Deutsche Mark 130,000 for Mr. Merget), plus bonuses to be set each July and (v) the employee is entitled to 30 days paid leave annually. In addition, each of the employees has entered into our standard form non-disclosure agreement.

OTHER TRANSACTIONS WITH MANAGEMENT

     Our executive officers receive compensation, bonuses and other benefits under various employee benefit plan arrangements maintained by us and our subsidiaries for all or substantially all of our employees.

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.005 par value per share, of which 24,877,192 shares will be outstanding (assuming exercise of the underwriters' over-allotment option), and 1,000,000 shares of preferred stock, $.005 par value per share, none of which will be outstanding. The following description of our capital stock and certain provisions of our restated certificate of incorporation, or the certificate of incorporation, and bylaws is a summary of the material provisions of our capital stock. The certificate of incorporation and bylaws of blaxxun have been filed as exhibits to this registration Statement of which this prospectus is a part. Our board of directors is expected to authorize, on July 19, 2000, the issuance of the shares to be sold in this offering. Prior to completion of this offering, our certificate of incorporation will be amended to increase our total number of authorized shares and common stock to 100,000,000.


COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, and shall be entitled to receive, pro rata, all assets of blaxxun available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

     We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of blaxxun, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock. We currently have no plans to issue any preferred stock. In the event that we should issue preferred stock, such stock cannot be admitted for trading on the Neuer Markt.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

     Classified Board. Our board of directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Removal of a member of the board of directors with or without cause requires a majority vote of the board of directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the board of directors. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

     Section 203 of Delaware Law. We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status, (b) upon consummation of the transaction which resulted in the shareholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and

(y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the previous three years, did own) 15% or more of a corporation's voting stock. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. None of our current stockholders is an "interested stockholder" because their acquisition of shares was approved by our board of directors. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     Directors Liability. The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of blaxxun and our stockholders (through stockholders' derivative suits against blaxxun) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. The limitations summarized above, however, do not affect the ability of blaxxun or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws. Our bylaws provide that we shall, to the extent permitted by Delaware law, as amended from time to time, indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of blaxxun or of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

     Certain provisions described above may also have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination with us or elect a new director to our board.

GERMAN TAKE-OVER CODE

     To date, Germany has not enacted legislation concerning public offers for publicly traded companies. However, the Stock Exchange Expert Commission at the German Federal Ministry of Finance (Borsensachverstandigenkommission beim Bundesministerium der Finanzen) has issued the German Take-Over Code (Ubernahmekodex) as a voluntary regulatory framework governing public take-over bids for domestic stock corporations that are quoted on domestic stock exchanges. As a prerequisite to the admission for trading of our shares of common stock on the Neuer Markt, we are required to comply with the German Take-Over Code. Consequently, if we intend to merge with and acquire a publicly traded German stock corporation, we must (i) notify German regulatory authorities and the public of the offer, (ii) provide disclosures to the target company's stockholders, (iii) treat stockholders equally in an offer, and (iv) comply with other regulatory requirements.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     We have entered into a registration rights agreement with all of our preferred stock holders. Pursuant to this agreement, after the closing of this offering, and subject to restrictions on transfer between these stockholders and the underwriters, the holders of at least 3,659,564 of the registrable securities then outstanding may require us to use our best efforts to register all of the registrable securities for resale to the public. The preferred stockholders are entitled, if we register any of our common stock for our own account or for the account of other security preferred stockholders, to include their shares in such registration. The preferred stockholders may also require us to register all or a portion of their shares in a registration statement on Form S-3 when we are eligible to use that form, provided that the proposed aggregate price to the public of any offering is at least $1,000,000. We will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commissions.

     All of the registration rights described above are subject to conditions and limitations, among them the right of the underwriters in any underwritten offering to: (i) limit the number of shares of common stock to be included in a registration and (ii) require a lockup agreement for up to 180 days from the initial public offering or up to 90 days for any subsequent offering.

DEVELOPMENTS

     Immediately prior to the consummation of this offering, all outstanding shares of the Registrant's preferred stock will convert to common stock. Additionally, upon the consummation of this offering, the Registrant will effect a two-for-one split of the outstanding common stock in which every one outstanding share of common stock will be split, by way of dividend, into two shares of common stock.

HISTORICAL SALES

     In May 1996, we issued and sold shares of Series B convertible preferred stock convertible into an aggregate of 800,000 shares of common stock to one investor for an aggregate purchase price of $2,000,000.

     In August 1996, we issued an aggregate of 16,000 shares of common stock to one person in exchange for technology valued on that date at an aggregate of $4,000.

     In August 1997, we issued an aggregate of 146,370 shares of common stock to one person in exchange for technology valued on that date at an aggregate of $36,593.

     In June 1998 and October 1998, we issued and sold shares of Series C convertible preferred stock convertible into an aggregate of 1,597,820 shares of common stock to seven investors for an aggregate purchase price of $4,282,156.

     In November 1998, we issued an aggregate of 100,000 shares of common stock at an aggregate purchase price of $50,000 to seven individuals in exchange for a portion of their equity interests in Cybertown, Inc., a wholly owned subsidiary of ours.

     In August of 1998 and June of 1999, we issued shares of Series D convertible preferred stock convertible into an aggregate of 3,952,000 shares of common stock to nine employees in exchange for their minority interests in the blaxxun interactive AG, our wholly-owned subsidiary.

     In March of 1999, we issued and sold shares of Series E convertible preferred stock convertible into an aggregate of 750,000 shares of common stock to five investors for an aggregate purchase price of $3,000,000.


     From July 31, 1996 to June 30, 2000, we issued to our employees, officers, directors and consultants options to purchase an aggregate of 4,163,552 shares of our common stock, at exercise prices ranging from $.0065 per share to $7.50 per share and an aggregate of 498,736 shares of our common stock at purchase prices ranging from $0.0065 per share to $0.50 per share.


     In January and February of 2000, we issued and sold shares of Series F convertible preferred Stock convertible into an aggregate of 1,478,000 shares of common stock to ten investors for an aggregate purchase price of $8,720,200.

     In March 2000, we issued shares of Series B convertible preferred stock upon conversion of a convertible note, convertible into an aggregate of 600,000 shares of common stock.

     Upon the consummation of this offering, no shares of preferred stock will be outstanding and no series of preferred stock will be designated. Thus, no shares of preferred stock will be registered on the Neuer Markt.

TAXPAYER IDENTIFICATION NUMBER

     Our U.S. Employer Identification Number is 04-3284474.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, blaxxun will have outstanding 24,877,192 shares of common stock. Of these shares, the 5,750,000 shares offered hereby (6,500,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of blaxxun as that term is defined in Rule 144 described below. The remaining 19,127,192 shares of common stock outstanding upon closing of the offering will, subject to the lock-up agreements described in the next paragraph, be eligible for immediate resale in Germany. In the United States, these shares will also be subject to Rule 144 of the Securities Act, as described below.


     Our officers, directors, stockholders and optionholders have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of at least six months after the date on which our shares have been admitted for trading on the Frankfurt Stock Exchange's Neuer Markt. Our officers, directors and significant stockholders have further agreed not to sell or otherwise dispose of any shares of common stock for a period of at least six months directly following the aforementioned six months period without the prior written approval of DG BANK Deutsche Genossenschaftsbank AG, Frankfurt am Main, acting on behalf of the underwriters. When the lock-up agreements expire or, in the case of approval by DG BANK Deutsche Genossenschaftsbank AG, Frankfurt am Main, on neither of which we may have influence, at any point prior to such expiry, these shares and the shares underlying the options will become eligible for sale.


     For U.S. securities laws purposes, the 19,127,192 outstanding shares of common stock owned by the stockholders which are not sold pursuant to this offering are deemed "restricted shares" under Rule 144 of the Securities Act. These shares may not be resold, except pursuant to an effective registration statement or an applicable exemption from registration. The holders of the restricted shares may sell those shares relying on the exemptions from registration under Rule 144 and Rule 701 of the Securities Act. UPON EXPIRATION OF THE LOCK-UP PERIODS DESCRIBED ABOVE, 17,877,764 SHARES WILL BE ELIGIBLE FOR IMMEDIATE RESALE UNDER RULES 144 AND 701.



     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year from the later of the date those restricted shares were acquired from blaxxun and (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (248,772 shares based on the number of shares to be outstanding after this offering) or the average weekly trading volume in the public market in the United States (combined volume on all markets in the United States) during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning blaxxun. Affiliates may sell shares which are not restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period. All sales of restricted shares held by affiliates of blaxxun must be sold under Rule 144, subject to the foregoing volume limitations and other restrictions. Further, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from blaxxun or an affiliate of blaxxun, a holder of the restricted shares who is not an affiliate of blaxxun at the time of the sale and has not been an affiliate of blaxxun for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations or other conditions described above.


     Rule 701 under the Securities Act provides an exemption from the registration requirements of the Securities Act for offers and sales of securities issued pursuant to certain compensatory benefit plans or written contracts of a company not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act. Any employee, officer or director of or consultant to blaxxun who acquired shares of common stock from blaxxun prior to this offering or on exercise of a stock option granted prior to this offering is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without having to comply with the public information, holding period, volume limitation, or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period requirements of Rule 144 commencing, in each case, 90 days after the date of this prospectus.

     The holders of an aggregate of 18,297,820 shares of common stock or their transferees are entitled to rights with respect to the registration of these shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights of Certain Holders."

     Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices and impair blaxxun's ability to raise capital through the sale of equity securities.

                            THE GERMAN EQUITY MARKET

GERMAN SECURITIES LAWS

     As a United States company offering securities on a German stock exchange, we are subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of our securities to transfer or sell our securities.

     At present, Germany does not restrict the export or import of capital, except for investments in Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation not a resident of Germany if such payment exceeds DM5,000 (E2,550 or the equivalent in a foreign currency). In addition, residents of Germany must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed DM3.0 million (E1.53 million, or the equivalent in a foreign currency) during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM100,000 (E51,000, or the equivalent in a foreign currency).

     There are no limitations on the right of non-resident owners to hold or vote the shares imposed by German law or our certificate of incorporation or bylaws.

THE FRANKFURT STOCK EXCHANGE AND THE NEUER MARKT

     The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges and accounted for approximately 78% of the turnover in traded shares in Germany in 1998. The aggregate annual turnover of the Frankfurt Stock Exchange in 1999 of approximately E4,078 billion, based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade, for both equity and debt instruments, made it the fourth largest stock exchange in the world behind the New York Stock Exchange, London and Tokyo in terms of turnover.

     The Neuer Markt segment of the Frankfurt Stock Exchange is a new trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet.

TRADING ON THE NEUER MARKT


     Trading of shares listed on the Neuer Markt takes place on the floor of the stock exchange, but is computer-aided. Shares listed on the Neuer Markt can also be traded on a computer-aided system called Xetra. Trading takes place on every business day between 8:30 a.m. and 8:00 p.m., Frankfurt time. Trading within the Xetra system is done by banks and securities dealers who have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.


     Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation is determined by open bid by state-appointed specialists (amtliche Makler) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices of shares traded on the Neuer Markt are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for all shares. The members' association of the Frankfurt Stock Exchange publishes a daily list of prices which contains the standard prices of all traded securities, as well as their highest and lowest quotations during the past year.

     Transactions on the Frankfurt Stock Exchange, including transactions within the Xetra system, are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange, for large volumes or if one of the parties is foreign, are generally also settled on the second business day following trading, unless the parties have agreed upon a different date. Following a recent amendment to the conditions of German banks for securities trading (Sonderbedingungen fur Wertpapiergeschafte), customers' orders to buy or sell listed securities must be executed on a stock exchange, unless the customer instructs otherwise. Trading can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

     A specific feature of the Neuer Markt is the introduction of the obligatory "Designated Sponsor" or, an entity admitted for trading at the Frankfurt Stock Exchange which provides additional liquidity by quoting prices for the buying and selling of shares on request. Each issuer on the Neuer Markt is required to nominate at least two Designated Sponsors which will not only ensure that there is sufficient liquidity for its shares, but also serve as consultants on all stock market related matters for the issuer. It is expected that DG Bank Deutsche Genossenschaftsbank, AG and Merck Finck & Co. will be our Designated Sponsors.


     The shares have been admitted for listing on the Neuer Markt. It is expected that trading in the Shares on the Neuer Markt under the symbol "BXX" will commence on or about August 15, 2000. The Neuer Markt is still a relatively new market. Accordingly, there can be no assurance that an active trading market for the shares will develop on the Neuer Markt or that the Neuer Markt will not experience problems in settlement or clearance as trading develops. Any such delays or problems could adversely affect the market price of the shares. Persons proposing to trade the shares on the Neuer Markt should inform themselves about the potential costs of such trading.


PRICE RANGE, NUMBER OF SHARES, DELIVERY AND PAYMENTS


     The initial public offering price payable by investors for the shares offered will be determined in a book-building procedure conducted by the underwriters according to customary practice in the Federal Republic of Germany. We expect the price range within which investors may offer to purchase shares will be fixed on August 4, 2000, and published in the Borsen-Zeitung on August 5, 2000. We anticipate that the period of time within which investors may offer to purchase shares will be from August 8, 2000 to August 11, 2000. We expect to determine, along with the underwriters, the final purchase price per share on August 14, 2000, and to publish that purchase price in the Borsen-Zeitung on August 15, 2000. We anticipate that beginning on August 15, 2000, investors who placed orders with an underwriter may inquire from such underwriter the number of shares allotted to them. It is currently expected that the purchase price for shares offered will be payable by investors on August 16, 2000, against delivery of such allotted shares in book entry form. The share certificates representing the offered shares will be deposited by us and the selling shareholders, respectively, with The Depository Trust Company of New York. The Depository Trust

Company's nominee, Cede & Co., will be the registered owner of such shares. At the closing of the offering, The Depository Trust Company will electronically deposit the offered shares in the account of Clearstream Banking AG with The Depository Trust Company in book entry form for the benefit of DG BANK Deutsche Genossenschaftsbank AG for the account of the underwriters, and DG BANK Deutsche Genossenschaftsbank AG will thereby acquire beneficial ownership of the shares. Thereafter, DG BANK Deutsche Genossenschaftsbank AG will electronically transfer, in book entry form, beneficial ownership of the shares to the purchasers of the shares through their brokers and other financial institutions that are Clearstream Banking AG participants. Clearstream Banking AG will not hold any certificates for common stock. Certificates representing shares of common stock held through Clearstream Banking AG will not be issued unless such shares are withdrawn from Clearstream Banking AG, in which case the shares will not be eligible to trade on a German exchange unless such shares are re-deposited with The Depository Trust Company for credit to Clearstream Banking AG's account with The Depository Trust Company.

CLEARING AND TRANSFERABILITY OF THE SHARES

     Shares transferred from the Depository Trust Company to Clearstream Banking AG may be freely transferred among market participants through the Clearstream Banking AG clearing system. The shares to be offered and listed for trading on the Frankfurt Stock Exchange's Neuer Markt are registered shares. Accordingly, stockholders holding share certificates who desire to transfer their shares outside The Depository Trust Company/Clearstream Banking AG clearing system may effect the transfer by submitting to our transfer agent their share certificates, and the transfer agent will issue a new certificate in the name of the transferee. If stockholders holding share certificates wish to transfer their shares to The Depository Trust Company/Clearstream Banking AG clearing system, the stockholders must submit their share certificates to our transfer agent, and the transfer agent will register the shares in the name of Cede & Co. These shares will be credited to the account of Clearstream Banking AG at The Depository Trust Company. Upon registration of the shares with The Depository Trust Company for the benefit of Clearstream Banking AG and fulfillment of any other requirements of The Depository Trust Company or Clearstream Banking AG, beneficial ownership of the shares may be transferred through the Clearstream Banking AG system.

NOTICES

     We will publish any notices to stockholders in the German Federal Gazette (Bundesanzeiger) and in the Borsen-Zeitung.

PAYING AGENT

     DG BANK Deutsche Genossenschaftsbank AG, Frankfurt am Main, will act as the paying agent in Germany.

VOTING RIGHTS

     Each share of common stock entitles its holder to one vote at all of our shareholder's meetings.

     Neither Cede & Co. as the registered owner of the shares of common stock being offered hereunder, nor The Depository Trust Company, will exercise any voting rights in connection with such shares. Pursuant to the procedures generally applied by The Depository Trust Company, The Depository Trust Company will provide an omnibus proxy to us after each record date for our shareholders' meetings. Insofar as shares of common stock are held through the clearing system of Clearstream Banking AG, such proxy will be for the benefit of Clearstream Banking AG. Clearstream Banking AG will inform the beneficial owners of shares held through Clearstream Banking AG via the respective Clearstream Banking AG participants. Clearstream Banking AG will exercise voting rights pursuant to the instructions of the beneficial owners of the shares and its general business conditions. You should contact your securities account-carrying bank or broker to inquire about any fees that may be charged for the services rendered to you by such account-carrier in connection with your voting rights.

DIVIDEND RIGHTS

     Each of the holders of our common stock will be eligible to receive dividends if and when declared by our Board of Directors. To date, we have not paid any cash dividends on our shares of common stock. We intend to retain future earnings to fund growth of our business and do not anticipate paying any cash dividends on shares of common stock in the foreseeable future. (See "Dividend Policy").

     We will initially make payments of dividends, if any, or any other payments to shareholders who hold shares of common stock on the relevant record date through the clearing system of Clearstream Banking AG to Cede & Co. as The Depository Trust Company's nominee. The Depository Trust Company will credit such amounts to an account of Clearstream Banking AG, who will then distribute such payments to the beneficial owners who hold shares of common stock with participants of Clearstream Banking AG. Payments of The Depository Trust Company and Clearstream Banking AG are subject to the decrees, procedures and laws in effect at the time of the respective payment. Our dividends will be paid in U.S. dollars; however, participants of Clearstream Banking AG may elect to receive dividends and other payments on the shares either in U.S. dollars or euros. You should contact your securities account-carrying bank or broker to inquire about any fees that may be charged by such account-carrier for the distribution of our dividends or any other payments to you.

SECURITIES IDENTIFICATION CODES

     The German securities code number (WKN) for the shares of common stock is 938 019.

     The international securities identification number (ISIN) for the shares of common stock is U.S. 0934 7U 1060.

     The common code is 11148760.

                               GERMAN TAX MATTERS


     The following is a summary of certain tax matters arising under German tax law in force at the date of this prospectus. The summary does not purport to be a comprehensive description of all of the tax considerations which may be relevant as to the decision to acquire shares of common stock. The summary is based on the tax laws of Germany in effect on the date of this prospectus, which may be subject to changes, possibly with retroactive effect. The summary does not address aspects of German taxation other than taxation of dividends, taxation of gains on the disposal of shares and gift and inheritance taxation, and does not address all aspects of such German taxation. The summary does not consider any specific facts or circumstances that may apply to a particular purchaser. The summary assumes that the stockholder is subject to unlimited German income taxation and is referred to as a German holder. Prospective investors should consult their professional advisors as to the tax consequences of the acquisition, holding and disposal of the shares of common stock under the tax laws of Germany and any other jurisdiction.


INCOME TAXATION OF DIVIDENDS


     Any dividends distributed to German holders are, in principle, fully subject to German income tax (Einkommensteuer) including a solidarity surcharge (Solidaritatszuschlag) and possibly church tax (Kirchensteuer). An individual German holder will be entitled to a deduction of income-related expenses (Werbungskosten) to be proved to the tax authorities or alternatively to a fixed allowance of DM 100 per calendar year, and a tax exemption known as a savers exemption of DM3,000 per calendar year in relation to his or her total income from capital investments including dividends.



     Dividend withholding tax levied in the United States in accordance with the U.S./German Double Taxation Treaty of August 29, 1989 can be credited against the German income tax liability of the German holder. Alternatively, a German holder may deduct the total amount of U.S. withholding tax from his or her German taxable income. This tax credit or deduction is not available to the extent the savers exemption mentioned above is available to the German holder.

     A German corporation that has beneficial title to at least 10% of the shares in a U.S. corporation is entitled to a reduction or refund of U.S. tax in excess of 5%, and all other German holders are entitled to a refund or reduction of U.S. tax in excess of 15% if the treaty applies. If the shares are held by German holders through a partnership, the dividends, including the withholding tax credits are allocated to the partners according to their interest in the partnership.



     German holders that are corporate investors, or a German corporate holder, holding at least 10% of the outstanding shares of common stock, and to whom the Treaty applies, are exempt from German corporation tax in relation to dividends received. Such dividends will be placed in the so-called EK01 equity basket of the corporate investor. Upon distribution of dividends out of the EK01 equity basket to its stockholders, the German corporate holder does not need to establish the corporation tax distribution burden, which presently is 30% plus the solidarity surcharge at a rate of 5.5% of the corporation tax distribution burden.



     Under certain circumstances, German holders that are corporate investors holding less than 10% of our shares will be entitled to a tax credit for U.S. withholding taxes.



     On May 16, 2000 the German Bundestag passed a tax reform bill, which was approved by the Bundesrat on July 14, 2000. The reforms contained in this bill will become largely effective in the year 2001; however, there are a number of exceptions to this rule. German holders who are natural persons would pay income tax at their personal income tax rate on the amount of 50% of the dividends distributed by the Company under a so-called Halbeinkunfteverfahren. Dividends derived by a corporation would be tax exempt in Germany. If such tax exempt dividends were in turn distributed to a German holder of a corporation who is a natural person, the distribution would be taxable at the individual level under the Halbeinkunfteverfahren. With respect to the tax reform, it should be noted that the German legislature already intends to change aspects of the reform before it enters into force.



GAINS ON THE DISPOSAL OF SHARES



     Gains on the disposal of shares held as a private asset of a German holder are only taxable if the disposal is (i) effected within a twelve-month period after their acquisition or (ii) upon expiration of this speculation period, if the stockholder or its legal predecessor at any time during the five years preceding the disposal, directly or indirectly, held an interest of 10% or above (according to the tax reform, possibly 1% or more) in a company.



     Gains resulting from the disposal of shares of common stock by a stockholder who is not tax resident in Germany are not subject to German capital gains tax unless the shares of common stock are part of the business property of a permanent establishment or a fixed place of business of the stockholder located in Germany.


GIFT AND INHERITANCE TAXES

     Shares held by a person resident in Germany are subject to German inheritance and gift tax upon transfer by reason of death or as a gift, based on the market value at the time of the death or donation, respectively. Transfers of shares of common stock held by a person who is not a tax resident in Germany are not subject to German inheritance and gift tax, unless:

     - the shares of common stock are part of the business property of a permanent establishment or a fixed place of business of the stockholder located in Germany; or

     - the heir, donee or beneficiary is tax resident in Germany or, if of German nationality, has been resident in Germany within the five-year period prior to the death or the gift (certain public officials resident abroad are also covered).

TRADE TAX

     A holder who is not tax resident in Germany will not be subject to German trade tax with respect to the shares of common stock, unless the shares of common stock are part of the business property of a permanent establishment or a fixed place of business of the stockholder located in Germany. If a German resident taxpayer elects to deduct the foreign withholding taxes from his taxable income in Germany such deduction would not be accepted for computing his taxable income for trade tax purposes.


     The trade tax is levied at rates varying from 13 - 20%. Trade tax qualifies for a deductible business expense for income tax purposes in Germany.


OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes which would apply to the sale or transfer of the shares of common stock.

     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     There are federal income and estate tax consequences related to the ownership and disposition of our common stock by a non-U.S. holder. A non-U.S. holder is any person or entity that, for United States federal income tax purposes, is either a non-resident individual, or other corporation organized or created under non-U.S. law corporation, an estate that is not on its worldwide income or a trust that is either not subject to primary supervision over its administration by a United States court or not subject to the control of a U.S. person with respect to substantial trust decisions. Partnerships organized outside of the United States and their partners should consult their own tax advisors about the consequences of holding our common stock, as the tax treatment with respect to foreign partnerships and their partners is complex.

     Individuals, may, in certain cases, be deemed to be resident aliens, as opposed to non-resident aliens, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to United States federal income tax as if they were United States citizens.

     This summary does not discuss all United States federal income tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws. This summary assumes that non-U.S. holders hold their stock as capital assets. Furthermore, this summary does not discuss aspects of United States federal income taxation that may be applicable to holders of options to purchase our common stock, nor does it address any aspects of non-U.S. taxation or United States state or local taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

DIVIDENDS

     We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

     In the event that dividends are paid on shares of our common stock, dividends paid to a non-U.S. holder of our common stock generally will be subject to United States withholding tax at a 30% rate, unless an applicable income tax treaty provides for a lower withholding rate. Currently, the applicable United States

Treasury regulations presume, absent actual knowledge to the contrary, that dividends paid to an address in a foreign country are paid to a resident of such country for purposes of the 30% withholding tax. However, recently finalized United States Treasury regulations provide that in the case of dividends paid after December 31, 2000, United States backup withholding tax at a 31% rate will be imposed on dividends paid to non-U.S. holders if the certification or documentary evidence procedures and requirements set forth in such regulations are not satisfied directly or through an intermediary. Further, in order to claim the benefit of an applicable income tax treaty rate for dividends paid after December 31, 2000, a non-U.S. holder must comply with certification requirements set forth in the recently finalized United States Treasury regulations.

     The 30% withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form 4224 or, after December 31, 2000, a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will generally be subject to regular United States income tax as if the non-U.S. holder were a United States resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any effectively connected income will be subject to United States federal income tax only if it is attributable to a permanent establishment in the United States mainlined by the holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax. A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service ("IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income or withholding tax requirements in respect of gain recognized on a disposition of common stock unless:

        (a) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or of a partnership, trust or estate in which the non-U.S. holder is a partner or beneficiary within the United States and, if certain tax treaties apply, is attributable to a permanent establishment of the non-U.S. holder, within the United States;

        (b) the non-U.S. holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other tax law requirements;

        (c) the non-U.S. holder is a United States expatriate required to pay tax pursuant to the provisions of United States tax law; or

        (d) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the period that the non-U.S. holder holds our common stock.

     We believe that we are not, have not been and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

     A non-U.S. holder who is an individual and is described in clause (a) or
(c) above will be required to pay tax on the net gain derived from a sale of our common stock at regular graduated United States federal income tax rates. Further, a non-U.S. holder who is an individual and who is described in clause
(b) above generally will be subject to a flat 30% tax on the gain derived from a sale. A non-U.S. holder that is a corporation and that is described in clause
(a) above generally will be required to pay tax on its net gain at regular graduated United States federal income tax rates. Such non-U.S. holder may also have to pay a branch profits tax.

FEDERAL ESTATE TAX

     For United States federal estate tax purposes, an individual's gross estate will include our common stock owned, or treated as owned, by an individual. Generally, this will be the case regardless whether or not such individual was a United States citizen or a United States resident. This general rule of inclusion may be limited by an applicable estate tax or other treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment to certain brokers with certain U.S. connections.

     The tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

                                  UNDERWRITING

     blaxxun has entered into a German underwriting agreement with DG BANK and Deutsche Genossenschaftsbank AG, as the lead German underwriters. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
DG BANK Deutsche Genossenschaftsbank AG.....................  [       ]
Merck Finck & Co............................................  [       ]
VEM Virtuelles Emissionshaus AG.............................  [       ]

Total.......................................................  [       ]


     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to 750,000 additional shares from certain selling shareholders to cover such sales. They may exercise that option for 45 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.


     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by blaxxun and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                   PAID BY BLAXXUN
                                                            ------------------------------
                                                            NO EXERCISE      FULL EXERCISE
                                                            -----------      -------------
Per Share.................................................   [       ]         [       ]
Total.....................................................   [       ]         [       ]

                                                            PAID BY THE SELLING STOCKHOLDERS
                                                            --------------------------------
                                                            NO EXERCISE       FULL EXERCISE
                                                            ------------      --------------
Per Share.................................................   [       ]          [       ]
Total.....................................................   [       ]          [       ]

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $          per share
from the initial public offering price.

     blaxxun has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 360 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employees benefit plans. See "Shares Available for Future Sale" for a discussion of transfer restrictions.

     Our officers, our board of directors, our stockholders and optionholders have warranted to the Deutsche Borse AG and have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the six months from the date of this prospectus continuing through the first six months after the date of admission of the shares of common stock to the regulated market (Geregelter Markt) with trading on the Neuer Markt of the Frankfurt Stock Exchange. In addition, our officers, directors and our significant stockholders have agreed with the underwriters not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the six-month period from the end of the first six-month lock-up period, except with the prior written consent of DG BANK Deutsche Genossenschaftsbank AG acting on behalf of the underwriters. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions. These lockups will be effected through stop transfer instructions given to our Transfer Agent. Based on these instructions, our Transfer Agent will only effect transfers upon our approval. We have committed not to give our approval for the duration of the lockups.


     At blaxxun's request, the underwriters have reserved up to 350,000 shares of the common stock offered hereby for sale, at the initial public offering price, to employees, customers and other friends of blaxxun through a directed share program. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. There can be no assurance that any of the reserved shares will be so purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. Shares purchased through this directed share program will be subject to a minimum lock-up of three months. This lock-up will be effected through stop-transfer instructions given to our Transfer Agent.


     The underwriters and one current stockholder, Franz Buchenberger have entered into a stock lending arrangement. Under this arrangement, the stockholder has agreed to lend the underwriters a total of 750,000 shares of common stock for the 45-day period during which the underwriters have an over-allotment option to purchase shares of common stock from us.


     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among blaxxun and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be blaxxun's historical performance, estimates of the business potential and earnings prospects of blaxxun, an assessment of blaxxun's management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     The common stock is expected to be admitted to the Regulated Market (Geregelter Markt) for trading on the Neuer Markt of the Frankfurt Stock Exchange under the symbol "BXX," on August 11, 2000. Trading of the common stock is expected to commence August 15, 2000.


     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be completed on the Neuer Markt.

     The underwriters may not confirm sales to discretionary accounts without the prior written approval of the customer.

     blaxxun estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,000,000.

     blaxxun has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933. In addition, DG Bank has agreed to indemnify both blaxxun and the other underwriters for liabilities arising out of the distribution of written materials that were provided to approximately 350 individuals that blaxxun had designated as potential purchasers of up to 350,000 shares of common stock in this offering through a directed share program.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain matters of German law will be passed upon for the underwriters by Bruckhaus Westrick Heller Lober.

                                    EXPERTS

     The consolidated financial statements of blaxxun interactive, Inc. and subsidiaries as of and for each the years ended July 31, 1997, 1998 and 1999, have been included herein and in the registration statement in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Elektrastrasse 6, 81925 Munich, Germany independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Publicly available documents pertaining to this offering and to which we refer in this prospectus, as well as future annual interim reports that we prepare, may be inspected during customary business hours at the offices of blaxxun AG, Elsenheimerstrasse 61, 80687 Munich, Germany and at the offices of DG BANK Deutsche Genossenschaftsbank AG, Am Platz der Republik, 60265 Frankfurt am Main, Germany.

     In addition, we have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................   F-3
  Consolidated Balance Sheets as of July 31, 1999, 1998 and
     1997...................................................   F-4
  Consolidated Statements of Operations for Years ended July
     31, 1999, 1998 and 1997................................   F-5
  Consolidated Statements of Stockholders' Equity (Deficit)
     for Years ended July 31, 1999, 1998 and 1997...........   F-6
  Consolidated Statements of Cash Flows for Years ended July
     31, 1999, 1998 and 1997................................   F-7
  Notes to Consolidated Financial Statements................   F-8
UNAUDITED INTERIM FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets at April 30, 2000
     and July 31, 1999......................................  F-26
  Condensed Consolidated Statements of Operations for the
     Nine Months ended April 30, 2000 and 1999..............  F-27
  Condensed Consolidated Statements of Stockholders' Equity
     for the Nine Months ended April 30, 2000 and 1999......  F-28
  Condensed Consolidated Statements of Cash Flows for the
     Nine Months ended April 30, 2000 and 1999..............  F-29
  Notes to Condensed Consolidated Financial Statements......  F-30

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                          JULY 31, 1999, 1998 AND 1997

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
blaxxun interactive, Inc.:

     We have audited the accompanying consolidated balance sheets of blaxxun interactive, Inc. and subsidiaries as of July 31, 1999, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of blaxxun interactive, Inc. and subsidiaries as of July 31, 1999, 1998 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles in the United States of America.

                                          /s/ KPMG Deutsche
                                          Treuhand-Gesellschaft
                                          Aktiengesellschaft
                                          Wirtschaftsprufungsgesellschaft

Munich, Germany

November 3, 1999,
except as to paragraph 2 and 3
of Note 11, which is as of February 29, 2000, and paragraph 6 of Note 11, which is as of March 29, 2000

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          JULY 31, 1999, 1998 AND 1997

                                                        1999            1998           1997
                                                    ------------    ------------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.......................  $  3,214,681       3,111,002         27,575
  Accounts receivable, less allowance for doubtful
     accounts of $66,917, $44,917 and $0 in 1999,
     1998 and 1997, respectively..................       762,976         158,048          1,245
  Projects in progress............................       248,373          82,013             --
  Prepaid expenses and other current assets.......       144,625          69,991         76,571
                                                    ------------    ------------    -----------
          Total current assets....................     4,370,655       3,421,054        105,391
Equipment, net....................................       210,006         125,115        182,054
Goodwill and other intangible assets, net.........     7,455,128              --             --
Other assets......................................        49,257          46,310         79,406
                                                    ------------    ------------    -----------
                                                    $ 12,085,046       3,592,479        366,851
                                                    ============    ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable................................  $    322,390          83,012        176,099
  Accrued expenses................................     1,573,008       1,191,271        855,868
  Deferred revenues...............................        61,189          31,481             --
                                                    ------------    ------------    -----------
          Total current liabilities...............     1,956,587       1,305,764      1,031,967
Notes payable.....................................     3,776,163       3,891,861      2,040,689
Commitments (Note 3)
Stockholders' equity (deficit):
  Convertible preferred stock, $0.01 par value;
     4,052,410, 1,551,410 and 902,500 shares
     issued and outstanding as of July 31, 1999,
     1998 and 1997, respectively, (aggregate
     liquidation value of $25,230,054, $10,240,042
     and $6,424,250 as of July 31, 1999, 1998 and
     1997, respectively)..........................        40,524          15,514          9,025
  Common stock, $0.01 par value; 10,500,000
     authorized as of July 31, 1999 and 10,000,000
     shares authorized as of July 31, 1998 and
     1997; 378,886, 166,299 and 8,000 issued and
     outstanding as of July 31, 1999, 1998 and
     1997, respectively...........................         3,789           1,663             80
  Additional paid-in-capital......................    25,250,500      10,351,701      6,109,587
  Deferred compensation...........................      (137,515)        (99,358)       (19,762)
  Accumulated deficit.............................   (18,475,094)    (11,644,577)    (8,568,356)
  Cumulative translation adjustment...............      (329,908)       (230,089)      (236,379)
                                                    ------------    ------------    -----------
          Total stockholders' equity (deficit)....     6,352,296      (1,605,146)    (2,705,805)
                                                    ------------    ------------    -----------
                                                    $ 12,085,046       3,592,479        366,851
                                                    ============    ============    ===========

          See accompanying notes to consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                                                           1999           1998          1997
                                                        -----------    ----------    ----------
Revenues:
  License.............................................  $   649,139       450,241       293,805
  Service.............................................    1,197,299       742,960       301,601
                                                        -----------    ----------    ----------
                                                          1,846,438     1,193,201       595,406
Operating expenses:
  Software development and maintenance................    1,847,581     1,490,567     2,085,475
  Sales and marketing.................................    2,027,442       694,766     2,471,696
  General and administrative..........................    1,202,775       706,443     1,563,506
  Amortization of goodwill and other intangible
     assets...........................................    3,520,792            --            --
                                                        -----------    ----------    ----------
                                                          8,598,590     2,891,776     6,120,677
                                                        -----------    ----------    ----------
          Operating loss..............................   (6,752,152)   (1,698,575)   (5,525,271)
Other income (expense):
  Interest income.....................................      111,884        13,604        48,625
  Interest expense....................................     (214,830)   (1,296,929)     (201,594)
  Loss on disposal of assets..........................       (6,452)           --       (93,741)
  Minority interest...................................           --            --        35,666
  Foreign exchange, net...............................       32,633       (93,521)      384,770
                                                        -----------    ----------    ----------
          Total other income (expense)................      (76,765)   (1,376,846)      173,726
                                                        -----------    ----------    ----------
          Loss before taxes...........................   (6,828,917)   (3,075,421)   (5,351,545)
Franchise tax expense.................................        1,600           800           800
                                                        -----------    ----------    ----------
Net loss..............................................  $(6,830,517)   (3,076,221)   (5,352,345)
                                                        ===========    ==========    ==========
Basic and diluted net loss per share..................  $    (23.96)       (25.75)      (669.04)
                                                        ===========    ==========    ==========
Weighted average number of basic and diluted shares
  outstanding.........................................      285,093       119,473         8,000
                                                        ===========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                                                                        PREFERRED STOCK
                                                            ----------------------------------------
                                           COMMON STOCK       SHARES           SHARES
                                          ---------------   ISSUED AND    CONVERTIBLE INTO               ADDITIONAL
                                          SHARES   AMOUNT   OUTSTANDING     COMMON STOCK     AMOUNT    PAID-IN CAPITAL
                                          -------  ------   -----------   ----------------   -------   ---------------
BALANCE AS OF JULY 31, 1996.............       --  $  --       902,500       4,960,000       $ 9,025     $ 6,038,969
Issuance of common stock in connection
  with acquisition of software
  technology............................    8,000     80            --              --            --           3,920
Deferred compensation related to grant
  of stock options......................       --     --            --              --            --         127,577
Deferred compensation related to
  canceled stock options................       --     --            --              --            --         (60,879)
Amortization of deferred compensation...       --     --            --              --            --              --
Accumulated translation adjustment......       --     --            --              --            --              --
Net loss................................       --     --            --              --            --              --
                                          -------  ------    ---------       ---------       -------     -----------
BALANCE AS OF JULY 31, 1997.............    8,000     80       902,500       4,960,000         9,025       6,109,587
Issuance of common stock in connection
  with acquisition of software
  technology............................   73,185    732            --              --            --          35,861
Issuance of common stock under stock
  option plan...........................   85,114    851            --              --            --            (501)
Deferred compensation related to grant
  of stock options......................       --     --            --              --            --         114,778
Amortization of deferred compensation...       --     --            --              --            --              --
Issuance of Series C convertible
  preferred stock.......................       --     --       648,910         648,910         6,489       3,471,666
Intrinsic value of beneficial conversion
  feature on convertible loan...........       --     --            --              --            --         620,310
Accumulated translation adjustment......       --     --            --              --            --              --
Net loss................................       --     --            --              --            --              --
                                          -------  ------    ---------       ---------       -------     -----------
BALANCE AS OF JULY 31, 1998.............  166,299  1,663     1,551,410       5,608,910        15,514      10,351,701
Issuance of common stock in connection
  with acquisition of company...........   50,000    500            --              --            --          49,500
Issuance of common stock under stock
  option plan...........................  162,587  1,626            --              --            --          13,360
Deferred compensation related to grant
  of stock options......................       --     --            --              --            --          79,175
Amortization of deferred compensation...       --     --            --              --            --              --
Issuance of Series C convertible
  preferred stock.......................       --     --       150,000         150,000         1,500         802,500
Issuance of Series D convertible
  preferred stock.......................       --     --     1,976,000       1,976,000        19,760      10,958,014
Issuance of Series E convertible
  preferred stock.......................       --     --       375,000         375,000         3,750       2,996,250
Accumulated translation adjustment......       --     --            --              --            --              --
Net loss................................       --     --            --              --            --              --
                                          -------  ------    ---------       ---------       -------     -----------
BALANCE AS OF JULY 31, 1999.............  378,886  $3,789    4,052,410       8,109,910       $40,524     $25,250,500
                                          =======  ======    =========       =========       =======     ===========


                                                                        CUMULATIVE         TOTAL
                                            DEFERRED     ACCUMULATED    TRANSLATION    STOCKHOLDERS'     COMPREHENSIVE
                                          COMPENSATION     DEFICIT      ADJUSTMENT    EQUITY (DEFICIT)       LOSS
                                          ------------   ------------   -----------   ----------------   -------------
BALANCE AS OF JULY 31, 1996.............   $ (44,793)    $ (3,216,011)   $  (3,901)     $ 2,783,289       $
Issuance of common stock in connection
  with acquisition of software
  technology............................          --               --           --            4,000
Deferred compensation related to grant
  of stock options......................    (127,577)              --           --               --
Deferred compensation related to
  canceled stock options................      60,879               --           --               --
Amortization of deferred compensation...      91,729               --           --           91,729
Accumulated translation adjustment......          --               --     (232,478)        (232,478)         (232,478)
Net loss................................          --       (5,352,345)          --       (5,352,345)       (5,352,345)
                                           ---------     ------------    ---------      -----------       -----------
BALANCE AS OF JULY 31, 1997.............     (19,762)      (8,568,356)    (236,379)      (2,705,805)       (5,584,823)
                                                                                                          ===========
Issuance of common stock in connection
  with acquisition of software
  technology............................          --               --           --           36,593
Issuance of common stock under stock
  option plan...........................          --               --           --              350
Deferred compensation related to grant
  of stock options......................    (114,778)              --           --               --
Amortization of deferred compensation...      35,182               --           --           35,182
Issuance of Series C convertible
  preferred stock.......................          --               --           --        3,478,155
Intrinsic value of beneficial conversion
  feature on convertible loan...........          --               --           --          620,310
Accumulated translation adjustment......          --               --        6,290            6,290             6,290
Net loss................................          --       (3,076,221)          --       (3,076,221)       (3,076,221)
                                           ---------     ------------    ---------      -----------       -----------
BALANCE AS OF JULY 31, 1998.............     (99,358)     (11,644,577)    (230,089)      (1,605,146)       (3,069,931)
                                                                                                          ===========
Issuance of common stock in connection
  with acquisition of company...........          --               --           --           50,000
Issuance of common stock under stock
  option plan...........................          --               --           --           14,986
Deferred compensation related to grant
  of stock options......................     (79,175)              --           --               --
Amortization of deferred compensation...      41,018               --           --           41,018
Issuance of Series C convertible
  preferred stock.......................          --               --           --          804,000
Issuance of Series D convertible
  preferred stock.......................          --               --           --       10,977,774
Issuance of Series E convertible
  preferred stock.......................          --               --           --        3,000,000
Accumulated translation adjustment......          --               --      (99,819)         (99,819)          (99,819)
Net loss................................          --       (6,830,517)          --       (6,830,517)       (6,830,517)
                                           ---------     ------------    ---------      -----------       -----------
BALANCE AS OF JULY 31, 1999.............   $(137,515)    $(18,475,094)   $(329,908)     $ 6,352,296       $(6,930,336)
                                           =========     ============    =========      ===========       ===========

          See accompanying notes to consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                                                                 1999           1998          1997
                                                              -----------    ----------    ----------
Cash flows from operating activities:
  Net loss..................................................  $(6,830,517)   (3,076,221)   (5,352,345)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................       88,671       125,163       159,247
     Amortization of goodwill and other intangible assets...    3,520,792            --            --
     Amortization of deferred compensation..................       41,018        35,182        91,729
     Amortization of beneficial conversion feature and
      prepayment premium on convertible loan................           --       903,643            --
     Loss on disposal of assets.............................        6,452            --        93,741
     Other..................................................           --        35,861            --
     Minority interest in loss of subsidiary................           --            --       (35,666)
     Changes in assets and liabilities:
       Accounts receivable..................................     (624,807)     (157,340)       (1,245)
       Projects in progress.................................     (166,360)           --            --
       Prepaid expenses and other current assets............      (74,634)      (75,433)       75,440
       Accounts payable.....................................      210,685       (96,320)     (120,162)
       Accrued expenses.....................................      429,101       322,520       439,168
       Deferred revenues....................................       29,708        31,481            --
                                                              -----------    ----------    ----------
          Net cash used in operating activities.............   (3,369,891)   (1,951,464)   (4,650,093)
                                                              -----------    ----------    ----------
Cash flows from investing activities:
  Acquisition, net of cash acquired.........................      (94,978)           --            --
  Additions to equipment....................................     (205,738)      (65,721)     (122,345)
  Proceeds from sale of assets..............................       18,825            --        40,596
  Change in other assets....................................       (2,947)       33,096       (75,406)
                                                              -----------    ----------    ----------
          Net cash used in investing activities.............     (284,838)      (32,625)     (157,155)
                                                              -----------    ----------    ----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable...................           --     2,521,447     2,076,727
  Repayment of notes payable................................           --      (500,000)           --
  Proceeds from issuance of preferred stock.................    3,804,000     2,978,155            --
  Proceeds from issuance of common stock....................       14,986         1,082            --
                                                              -----------    ----------    ----------
          Net cash provided by financing activities.........    3,818,986     5,000,684     2,076,727
                                                              -----------    ----------    ----------
Effect of exchange rate changes on cash.....................      (60,578)       66,832      (338,995)
                                                              -----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents........      103,679     3,083,427    (3,069,516)
Cash and cash equivalents at beginning of period............    3,111,002        27,575     3,097,091
                                                              -----------    ----------    ----------
Cash and cash equivalents at end of period..................  $ 3,214,681     3,111,002        27,575
                                                              ===========    ==========    ==========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $   226,185       192,190        60,000
                                                              ===========    ==========    ==========
  Franchise taxes paid......................................  $     1,600           800           800
                                                              ===========    ==========    ==========
Non-cash financing and investing activities:
  Deferred compensation related to stock option issuances...  $    79,175       114,778       127,577
                                                              ===========    ==========    ==========
  Issuance of common stock in connection with acquisition of
     software technology....................................  $        --        35,861         4,000
                                                              ===========    ==========    ==========
  Issuance of common stock in connection with acquisition of
     company................................................  $    50,000            --            --
                                                              ===========    ==========    ==========
  Issuance of preferred stock in connection with acquisition
     of minority interests..................................  $10,977,774            --            --
                                                              ===========    ==========    ==========
  Conversion of note payable into preferred stock...........  $        --       500,000            --
                                                              ===========    ==========    ==========
  Intrinsic value of beneficial conversion feature on
     convertible loan.......................................  $        --       620,310            --
                                                              ===========    ==========    ==========
  Recognition of prepayment premium on convertible loan.....  $        --       283,333            --
                                                              ===========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Business Description

     blaxxun interactive, Inc. (the "Company") develops and licenses technology products for virtual worlds on the Internet. The Company has developed software for servers and technology for multimedia web site environments, which are intended to provide a more realistic experience on the Internet.

     The blaxxun(TM) Community Platform is a multi-user server product. The blaxxun Community Platform provides the basis for the Company's family of client products (blaxxun Contact(TM) and blaxxun3D(TM)) and developer packages that are the basis for custom solutions and packaged applications. These products also enable customers to create virtual worlds on the Internet. The Company invests in selected online communities, based on the blaxxun(TM) Community Platform, such as Cybertown (www.cybertown.com), a science fiction community.

     The Company conducts its business within three business segments: Products, Professional Services and Communities.

     The Company was incorporated under the laws of the State of Delaware in July 1995. The Company's wholly owned subsidiaries are blaxxun interactive AG, incorporated under the laws of Germany and Cybertown, Inc., a company incorporated in the State of Delaware (together the "Subsidiaries"). U.S. principle executive offices are located in San Francisco and European executive offices are located in Munich, Germany.

     The Company is subject to a number of risks, including, but not limited to rapid technology changes, dependence on certain significant customers and changes in the exchange rate between the U.S. dollar and the Deutsche Mark or euro. The future viability of the Company is dependent upon its ability to develop or acquire new technologies which may require substantial investments. Portions of such investments might not be recoverable if development efforts are not successful or fail to gain commercial market acceptance. These investments are dependent upon the Company's ability to generate sufficient cash flows from operations in the future or to raise additional capital through other means.

  (b) Principles of Consolidation and Basis of Presentation

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c) Revenue Recognition

     The Company generates revenue from: product licensing fees; post-contract support and maintenance; and collaborative software co-development agreements with public entities, primarily the European Commission (Product segment); solutions to modify, customize and integrate the software (Professional Services segment;) and from the operation of Internet communities (Communities segment).

     The Company recognizes revenues in accordance with AICPA Statement of Position (SOP) 97-2, Software Revenue Recognition. Product license fee revenues are recognized when the following criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collectibility is probable. Revenue from multiple element software arrangements are allocated to each element of the arrangement based on the relative fair value of each element. Advance payments received in excess of amounts earned are recorded as deferred income.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Revenues from post-contract customer support and maintenance services are recognized ratably over the term of the support period, typically twelve months. Revenue from Professional Services is recognized when earned based upon the performance requirements of the respective agreements. These agreements are generally less than one year. Revenues from the operation of Internet communities are recognized as the services are performed.

     Barter transactions are recognized when services have been received or used and are reported at the estimated fair value of the services received. No revenue was recognized from barter transactions during any of the three years ended July 31, 1999. During fiscal 1999, Cybertown entered one barter transaction, however, the fair value of the transaction was not determinable and, therefore, no revenue or expense was recognized.

     Public Entity Agreements

     The Company has been awarded co-development agreements with public entities, primarily the European Commission. These agreements typically call for the collaboration of the Company and others on the development of a specified software technology. Revenue under collaborative co-development agreements typically consist of research and co-development milestone payments. Revenue is earned upon the attainment milestones, which is determined when the public entity agrees that the required results stipulated in the contract have been met. The Company does not have an obligation to refund, nor does there exist the presumption of an obligation to refund, ongoing research and co-development payments.

     The Company's collaborative agreements with the European Commission are generally three years in length, are classified as product revenues and have accounted for 19%, 21% and 0% of total revenues in 1999, 1998 and 1997, respectively. Such revenues approximate one half of the aggregate research and development expenses and applicable overhead costs incurred by the Company. As part of the long-term agreements, the European Commission acquires the right to internally use and purchase, on favorable terms, the products that are developed as a result of research and development activities. The collaborators retain the rights to market the products developed.

  (d) Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on deposit with banks and investments with maturities of three months or less at the time of acquisition.

  (e) Projects in Process

     Projects in process includes costs incurred on collaborative software co-development agreements and contracts to modify, customize and integrate software. These costs primarily include direct labor, allocated overhead and any cost of materials or other specified contract costs.

  (f) Equipment

     Equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, generally three years.

  (g) Goodwill and other Intangible Assets

     The excess of purchase price over the fair value of net assets acquired is capitalized as goodwill. Goodwill and other intangible assets are amortized on a straight-line basis over the expected period to be benefited, which is thirty-six months for goodwill and from seven to thirty-six months for other intangible assets.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (h) Impairment of Long-lived Assets

     The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by undiscounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted future cash flows.

  (i) Capitalized Software

     Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. As of July 31, 1999, all costs incurred between technological feasibility and the first shipment of product have been insignificant, and, accordingly, no costs have been capitalized.

  (j) Software Development and Maintenance

     Software development and maintenance consists of costs incurred under co-development contracts; post-contract support and maintenance; and product research and development.

  (k) Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (l) Foreign Currency Translation

     The reporting currency for the consolidated financial statements is the U.S. dollar. The financial statements of blaxxun interactive AG are measured using the local currency Deutsche Mark (DM) as the functional currency. Assets and liabilities of the blaxxun interactive AG are translated to U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Differences arising from the translation of assets and liabilities in comparison with the translation of previous periods are included in other comprehensive income and are reported as a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses are included in results of operations.

     On January 1, 1999, certain member nations of the European Economic and Monetary Union (EMU) adopted a common currency, the euro. The exchange rates of the national currencies of all EMU members, including the DM, were fixed to the euro effective January 1, 1999. This change to the euro is not expected to significantly impact the Company.

  (m) Stock-Based Compensation

     The Company accounts for its stock-based compensation arrangements using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25); Accounting for Stock Issued to Employees, and applies the pro forma disclosure requirements under Statement of Financial Accounting

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Standards No. 123, Accounting for Stock-Based Compensation. As such, compensation expense is recorded when, at the date of grant, the intrinsic value of the underlying common stock exceeds the exercise price for stock options.

  (n) Basic and Diluted Earnings (Loss) per Share

     Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period plus additional weighted average common equivalent shares outstanding during the period, computed using the "if-converted method". Common equivalent shares have been excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive in each period presented. Had the Company reported net income for the fiscal year ended July 31, 1999, the weighted average number of shares outstanding at July 31, 1999 would have increased by 446,019 for stock options (not assuming the effects of applying the treasury stock method).

     The reconciliation of the numerators and denominators of the basic and diluted loss per share computations for the Company's reported net loss is as follows:

                                                  BASIC AND DILUTED LOSS PER SHARE
                                                    FOR THE YEARS ENDED JULY 31,
                                              -----------------------------------------
                                                 1999           1998           1997
                                              -----------    -----------    -----------
Numerator:
  Net loss..................................  $(6,830,517)   $(3,076,221)   $(5,352,345)
Denominator:
  Weighted average number of basic and
     diluted shares outstanding.............      285,093        119,473          8,000
                                              -----------    -----------    -----------
Basic and diluted loss per share............  $    (23.96)   $    (25.75)   $   (669.04)
                                              ===========    ===========    ===========

     As described in Note 4, conversion of all preferred stock will occur upon the completion of a qualified public offering of the Company's common stock. Had these shares been converted, the weighted average number of shares would have increased by 7,646,572, 5,021,286, and 4,960,000 at July 31, 1999, 1998 and
1997, respectively.

  (o) Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  (p) Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1999 presentation.

  (q) New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, is effective for the Company's fiscal year

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

beginning August 1, 2000. The Company has assessed that, based on the derivative activity during 1999, the adoption of this statement would not have had a significant impact on its financial position at July 31, 1999 and results of operations and liquidity for the year then ended. The Company will continue to monitor the potential financial impact through the date of adoption.

(2) BALANCE SHEET COMPONENTS

  (a) Accounts Receivable

     Included in accounts receivable at July 31, 1999 are $647,348 receivables from four customers. As of July 31, 1998 six customers accounted for $156,994 of accounts receivable. The Company did not have a concentration of accounts receivable at July 31, 1997.

  (b) Equipment

     Equipment consisted of the following as of July 31, 1999, 1998 and 1997:

                                                       1999        1998        1997
                                                     --------    --------    --------
Purchased software.................................  $125,668      98,340      71,439
Computers and equipment............................   528,267     437,976     397,204
Furniture and fixtures.............................     8,093      10,283       9,732
                                                     --------    --------    --------
                                                      662,028     546,599     478,375
Less accumulated depreciation......................  (452,022)   (421,484)   (296,321)
                                                     --------    --------    --------
                                                     $210,006     125,115     182,054
                                                     ========    ========    ========

     Depreciation and amortization expense for equipment amounted to $88,671, $125,163 and $159,247 for the years ended July 31, 1999, 1998 and 1997, respectively.

  (c) Goodwill and Other Intangible Assets

     Goodwill and other intangible assets consisted of the following as of July 31, 1999:

                                                                 1999
                                                              -----------
Goodwill....................................................  $10,575,920
Less accumulated amortization...............................   (3,247,459)
                                                              -----------
  Goodwill, net.............................................    7,328,461
                                                              -----------
Other intangible assets.....................................      205,000
Less accumulated amortization...............................      (78,333)
                                                              -----------
  Other intangible assets, net..............................      126,667
                                                              -----------
Goodwill and other intangible assets, net...................  $ 7,455,128
                                                              ===========

     Other intangible assets include an assembled workforce and licensing agreements related to the purchase of the remaining interest in blaxxun interactive AG. See Note 6 -- Acquisitions for additional discussion. Amortization expense for intangible assets amounted to $3,325,792 for the year ended July 31, 1999.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (d) Accrued Expenses

     Accrued expenses as of July 31, 1999, 1998 and 1997, consisted of the following:

                                                       1999         1998        1997
                                                    ----------    ---------    -------
Accrued interest expense..........................  $  484,829      371,227    152,162
Compensation and benefits.........................     557,673      330,519    201,191
Outstanding invoices..............................     287,605      192,261    132,018
Professional fees.................................     211,042      165,770     98,813
Losses from contractual obligations...............          --       92,068    142,034
Trademark claim...................................          --           --    124,690
Other.............................................      31,859       39,426      4,960
                                                    ----------    ---------    -------
                                                    $1,573,008    1,191,271    855,868
                                                    ==========    =========    =======

     Accrued interest expense includes a pro rata portion of the expected repayment premiums of long-term notes payable. See Note 8.

(3) COMMITMENTS

     The Company leases its facilities and certain other equipment under operating lease agreements expiring through 2004.

     Future minimum lease payments are as follows:

YEAR ENDING JULY 31:
--------------------
  2000......................................................  $  582,753
  2001......................................................     467,840
  2002......................................................     461,873
  2003......................................................     353,837
  2004......................................................     353,837
                                                              ----------
                                                              $2,220,140
                                                              ==========

     Rent expense was $102,706, $121,178 and $340,305 for the years ended July 31, 1999, 1998 and 1997, respectively.

(4) STOCKHOLDERS' EQUITY (DEFICIT)

  (a) Common Stock

     Common stock outstanding as of July 31, 1999, 1998 and 1997 consisted of 378,886, 166,299 and 8,000 shares, par value $0.01.

     On March 17, 1999, the Board of Directors of the Company approved an increase in the authorized number of shares of common stock from 10,000,000 to 10,500,000.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (b) Convertible Preferred Stock

     Convertible preferred stock, par value $0.01 per share, as of July 31, 1999 consisted of the following issuances:

                                              SHARES ISSUED     CONVERTIBLE
                                                   AND         INTO SHARES OF    LIQUIDATION
                                               OUTSTANDING      COMMON STOCK     PREFERENCE
                                              -------------    --------------    -----------
Series A
  Series A-1................................      200,000         1,814,925      $ 1,215,506
  Series A-2................................      135,000         1,225,075        1,186,566
  Series A-3................................      167,500         1,520,000        2,344,191
                                                ---------         ---------      -----------
                                                  502,500         4,560,000        4,746,263
Series B....................................      400,000           400,000        2,336,473
Series C....................................      798,910           798,910        4,503,459
Series D....................................    1,976,000         1,976,000       10,591,360
Series E....................................      375,000           375,000        3,052,500
                                                ---------         ---------      -----------
                                                4,052,410         8,109,910      $25,230,055
                                                =========         =========      ===========

     Preferred stock as of July 31, 1998 consisted of the following convertible preferred stock, par value $0.01 per share:

                                              SHARES ISSUED     CONVERTIBLE
                                                   AND         INTO SHARES OF    LIQUIDATION
                                               OUTSTANDING      COMMON STOCK     PREFERENCE
                                              -------------    --------------    -----------
Series A
  Series A-1................................      200,000         1,814,925      $ 1,157,625
  Series A-2................................      135,000         1,225,075        1,130,063
  Series A-3................................      167,500         1,520,000        2,232,563
                                                ---------         ---------      -----------
                                                  502,500         4,560,000        4,520,251
Series B....................................      400,000           400,000        2,225,213
Series C....................................      648,910           648,910        3,494,580
                                                ---------         ---------      -----------
                                                1,551,410         5,608,910      $10,240,044
                                                =========         =========      ===========

     Preferred stock as of July 31, 1997 consisted of the following convertible preferred stock, par value $0.01 per share:

                                               SHARES ISSUED     CONVERTIBLE
                                                    AND         INTO SHARES OF    LIQUIDATION
                                                OUTSTANDING      COMMON STOCK     PREFERENCE
                                               -------------    --------------    -----------
Series A
  Series A-1.................................     200,000          1,814,925      $1,102,500
  Series A-2.................................     135,000          1,225,075       1,076,250
  Series A-3.................................     167,500          1,520,000       2,126,250
                                                  -------          ---------      ----------
                                                  502,500          4,560,000       4,305,000
Series B.....................................     400,000            400,000       2,119,250
                                                  -------          ---------      ----------
                                                  902,500          4,960,000      $6,424,250
                                                  =======          =========      ==========

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted.

     Each share of Series A, B, C, D and E preferred stock is convertible into common stock at the option of the holder, subject to certain adjustments. All outstanding shares of preferred stock will automatically convert to common stock upon the completion of an underwritten public offering of the Company's common stock in which the aggregate gross proceeds equal or exceed $10,000,000. The Company has reserved a sufficient number of shares of common stock to permit conversion of the preferred stock in accordance with the respective terms.

     During fiscal 1998 the Company issued 555,626 shares of Series C convertible preferred stock for cash of $2,978,155. Additionally a note payable for $500,000 was converted into 93,284 shares of Series C convertible preferred stock. See Note 8.

     During fiscal 1999 the Company issued 150,000 shares of Series C convertible preferred stock for cash of $804,000 and 375,000 shares of Series E convertible preferred stock for cash of $3,000,000. Additionally, during fiscal 1999, the Company issued 1,976,000 shares of Series D convertible preferred stock in conjunction with the acquisition of the minority interests in blaxxun interactive AG, as more fully disclosed in Note 6.

     In the event of liquidation, the preferred stock has preference over the common stock in the amounts of $0.55, $0.82, $1.32, $5.00, $5.36, $5.36 and
$8.00 (adjusted to an as converted basis) per share for Series A-1, A-2, A-3, B, C, D and E convertible preferred stock, respectively, plus an amount of 5% of the liquidation preference for such shares of preferred stock compounded per annum (excluding Series D convertible preferred stock), plus declared but unpaid dividends, subject to certain adjustments. No dividends have been declared during the three years until July 31, 1999. The Series D convertible preferred stock is subordinate in liquidation preference to the Series A, B, C and E convertible preferred stock.

  (c) Stock Plans

     During 1996, the Company adopted the 1996 Stock Plan (the "1996 Plan"). Pursuant to the 1996 Plan, 1,064,000 shares of the Company's common stock have been reserved for issuance. The 1996 Plan provides for the grant of incentive stock options, non-qualified stock options and stock awards to employees of the Company. Under the 1996 Plan, incentive stock options shall not be granted at less than the fair market value per share of common stock on the date of grant and all other options to purchase shares of common stock may be granted at an exercise price determined by the Compensation Committee of the Board of Directors or, in the absence of such a committee, by the Board of Directors and such exercise price shall not be less than the minimum legal consideration required under the laws of the State of Delaware. Employee options expire 10 years from the date granted and generally vest over service periods ranging up to 48 months.

     During 1999, the Company adopted the 1999 Stock Plan (the "1999 Plan"). Pursuant to the 1999 Plan, 1,000,000 shares of the Company's common stock have been reserved for issuance. The 1999 Plan provides for the grant of incentive stock options, non-qualified stock options and stock awards to current and future employees of the Company. The terms and conditions under the 1999 Plan are consistent with the 1996 Plan. No options under the 1999 Plan were granted during the fiscal year ended July 31, 1999.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Changes in outstanding options under the Company's 1996 Plan are as follows:

                                                         NUMBER OF
                                                          OPTIONS            RANGE OF
                                                        OUTSTANDING       EXERCISE PRICE
                                                     -----------------    --------------
Balance as of July 31, 1996........................       264,936         $       0.0013
  Options granted..................................       373,611          0.0013 - 1.00
  Options canceled.................................      (329,757)         0.0013 - 1.00
                                                         --------         --------------
Balance as of July 31, 1997........................       308,790         $0.0013 - 0.50
  Options granted..................................       265,585            0.01 - 0.50
  Options exercised................................       (85,114)         0.0013 - 0.50
  Options canceled.................................       (42,471)         0.0013 - 0.50
                                                         --------         --------------
Balance as of July 31, 1998........................       446,790         $  0.01 - 0.50
  Options granted..................................       225,500            0.01 - 3.00
  Options exercised................................      (162,587)           0.01 - 0.50
  Options canceled.................................       (27,818)           0.01 - 2.00
                                                         --------         --------------
Balance as of July 31, 1999........................       481,885         $  0.01 - 3.00
                                                         ========         ==============

                                                     OPTIONS OUTSTANDING
                               ----------------------------------------------------------------
                                   NUMBER                                            NUMBER
                               OUTSTANDING AT                                    OUTSTANDING AT
                               JULY 31, 1998    GRANTED   EXERCISED   CANCELED   JULY 31, 1999
                               --------------   -------   ---------   --------   --------------
Exercise price $0.01.........     255,990        50,000   (135,108)    (1,750)      169,132
Exercise price $0.50.........     190,800         4,700    (27,479)    (4,084)      163,937
Exercise price $1.50.........          --        43,500         --    (20,333)       23,167
Exercise price $2.00.........          --        43,300         --     (1,651)       41,649
Exercise price $2.50.........          --         2,000         --         --         2,000
Exercise price $3.00.........          --        82,000         --         --        82,000
                                  -------       -------   --------    -------       -------
                                  446,790       225,500   (162,587)   (27,818)      481,885
                                  =======       =======   ========    =======       =======

     The weighted average grant date fair value of options granted during the year ended July 31, 1999 was $1.94.

     The following table provides summary information about the Company's stock options outstanding and stock options exercisable at July 31, 1999:

                                            WEIGHTED        WEIGHTED                       WEIGHTED
                                             AVERAGE        AVERAGE       EXERCISABLE      AVERAGE
RANGE OF               OUTSTANDING AT      CONTRACTUAL      EXERCISE      AT JULY 31,      EXERCISE
EXERCISE PRICE         JULY 31, 1999          LIFE           PRICE           1999           PRICE
--------------         --------------      -----------      --------      -----------      --------
$0.01 - $1.00             333,069              8.5           $0.25          157,652         $0.14
$1.00 - $2.00              64,816              9.4            1.64            7,944          1.46
$2.00 - $3.00              84,000              9.7            2.99                0             0
                          -------              ---           -----          -------         -----
                          481,885              8.8           $0.92          165,596         $0.20
                          =======              ===           =====          =======         =====

     As of July 31, 1999, 1998 and 1997, there was an aggregate 1,203,229, 450,911 and 747,210 additional shares available for grant under the 1996 and 1999 Plans.

     The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, under which no compensation cost for stock options

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

is recognized for stock option awards granted at or above fair market value. The Company has recorded deferred compensation expense during the years ended July 31, 1999, 1998 and 1997 of $79,175, $114,778 and $127,577, respectively, for the difference between the grant price and the estimated fair value of the Company's stock as of the date of grant. This amount is being amortized over the vesting period, generally ranging up to 48 months, of the individual option grants on a straight-line basis, determined separately for each portion of the options that vest in each year. Deferred compensation expense amortized during the years ended July 31, 1999, 1998 and 1997 was $41,018, $35,182 and $91,729,
respectively.

     Had the Company determined compensation cost based on the fair value at the grant date under SFAS No. 123, the Company's net loss would have been increased to the pro-forma amounts indicated below.

                                                   1999           1998          1997
                                                -----------    ----------    ----------
Net Loss:
  As reported.................................  $(6,830,517)   (3,076,221)   (5,352,345)
  Effect of 1996 Plan.........................      (51,982)     (140,796)     (293,001)
                                                -----------    ----------    ----------
  Pro forma...................................  $(6,882,499)   (3,217,017)   (5,645,346)
                                                ===========    ==========    ==========

     The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: 1999 risk free interest rate of 5.9%, an expected dividend yield of 0.0%, and an expected life of 7 years; 1998 risk free interest rate of 6.3%, an expected dividend yield of 0.0%, and an expected life of 7 years; 1997 risk free interest rate of 6.42% and an expected life of 10 years.

     Pro forma results reflect only options granted in 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts referred to above because compensation cost is reflected over the vesting period of the options.

(5) RELATED PARTY TRANSACTIONS

     CMGI@Ventures (CMGI) and affiliated companies have provided the Company with services during the years ended July 31, 1999, 1998 and 1997 for which $59,706, $46,223 and $60,007, respectively, in fees were charged. CMGI is a related party by virtue of its ownership of the Company's entire Series A convertible preferred stock, and 93,284 shares of Series C convertible preferred stock. Based on the Company's outstanding common and preferred shares as of July 31, 1999, CMGI's financial interest reflected a 56.46% voting interest in the Company.

     In addition, the Company recognized revenues of $243,000 with CMGI-related companies in the year ended July 31, 1997. The Company did not have related party revenues in the years ended July 31, 1999 and 1998.

(6) ACQUISITIONS

     During fiscal 1996, the Company acquired a 50.5% interest in blaxxun interactive AG upon its formation for $36,973 in cash. Effective August 11, 1997, the Company increased its interest in blaxxun interactive AG by 8.25% to 58.75% through a $500,000 capital contribution. Since the financial interest of the minority shareholders was reduced to zero during 1997, all financial results of blaxxun interactive AG since that date have been 100% consolidated by the Company.

     On August 10, 1998, the Company acquired 458 shares of blaxxun interactive AG in exchange for 1,829,631 shares of Series D convertible preferred stock of the Company. The Series D convertible preferred stock was valued by an independent consultant at $5.36 per share, or total consideration of $9,806,822. The acquisition represented 38.17% of the outstanding common stock of blaxxun interactive AG.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On June 30, 1999, the Company acquired the remaining shares of blaxxun interactive AG in exchange for 146,369 shares of Series D convertible preferred stock of the Company. The Series D convertible preferred shares were valued by an independent consultant at $8.00 per share, or total consideration of $1,170,952.

     The Company accounted for the acquisitions of the minority interests using the purchase method of accounting. During 1999, the Company incurred a charge immediately following the acquisition for purchased research and development costs. The charge of $195,000, included in amortization expense, represents the fair value of the technologies acquired for use in the Company's own development efforts. The Company determined the amount of the purchase price to be allocated to in-process research and development based upon an independent third party valuation. The technological feasibility of the products being developed had not been established as of the date of the acquisition and, if unsuccessful, had no alternative future use in research and development activities or otherwise. The purchase price was also allocated to identifiable intangible assets including an assembled work force ($190,000); licensing agreements ($15,000) and goodwill ($10,577,774). These intangible assets are being amortized over periods ranging from seven to 36 months.

     On October 31, 1998, the Company acquired all the shares of Cybertown, Inc. in exchange for 50,000 shares of common stock of the Company. The shares were valued at $1.00 per share. In addition, the Company paid a cash consideration of $100,000 and assumed net liabilities of $ 32,386.

     On August 20, 1997, the Company acquired substantially all of the technology rights of GLView, a VRML browser for 73,185 shares of common stock, which had a fair value of $36,593.

     In August 1996, the Company acquired substantially all of the technology rights and assets of Attic Graphics, Inc. for $5,000 in cash and 8,000 shares of common stock.

(7) INCOME TAXES

     Loss before income taxes is attributable to the following geographic locations for the fiscal years ended July 31:

                                                   1999           1998          1997
                                                -----------    ----------    ----------
United States.................................  $(5,455,279)     (978,545)   (4,733,232)
Germany.......................................   (1,373,638)   (2,096,876)     (618,313)
                                                -----------    ----------    ----------
Loss before taxes.............................  $(6,828,917)   (3,075,421)   (5,351,545)
                                                ===========    ==========    ==========

     Income tax expense for the years ended July 31, consisted of the following:

                                                               1999     1998    1997
                                                              ------    ----    ----
Current:
  United States.............................................  $1,600    800     800
  Germany...................................................      --     --      --
                                                              ------    ---     ---
                                                               1,600    800     800
                                                              ------    ---     ---
Deferred:
  United States.............................................      --     --      --
  Germany...................................................      --     --      --
                                                              ------    ---     ---
                                                              $1,600    800     800
                                                              ======    ===     ===

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at July 31, are presented below:

                                                      1999          1998        1997
                                                   -----------    --------    --------
Accrued expenses.................................  $   178,414       2,142          --
Deferred start-up costs..........................       57,228     110,997     155,395
Net operating loss carryforwards.................    1,693,371     616,430     360,598
Others...........................................          544         272         272
                                                   -----------    --------    --------
Total deferred tax assets........................    1,929,557     729,841     516,265
Less valuation allowance.........................   (1,926,902)   (726,985)   (414,491)
                                                   -----------    --------    --------
Total deferred tax assets less valuation
  allowance......................................        2,655       2,856     101,774
                                                   -----------    --------    --------
Deferred tax liabilities.........................       (2,655)     (2,856)   (101,774)
Total deferred tax liabilities...................       (2,655)     (2,856)   (101,774)
                                                   -----------    --------    --------
Net deferred tax.................................           --          --          --
                                                   ===========    ========    ========

     The acquisitions of blaxxun interactive AG and Cybertown, Inc. were structured as a tax-free exchange of stock, therefore, the difference between recognized fair values of acquired net assets and their historical tax bases are not deductible for tax purposes.

     The Company computes its income tax provision on a separate return basis. Prior to August 1, 1998 the Company was included as a member of the CMGI consolidated group for income tax purposes. As such, all U.S. federal and California state net operating losses and research credits generated by the Company since inception to July 31, 1998 have been fully utilized by the CMGI consolidated group and will not be available to the Company in the future.

     Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable, therefore, management has established a valuation allowance for a portion of deferred tax assets. The valuation allowance for deferred tax assets was $1,926,902, $726,985 and $414,491 as of July 31, 1999, 1998, and 1997,
respectively. The net change in the valuation allowance for the year ended July 31, 1999 and 1998 was an increase of $1,199,917 and $312,494, respectively.

     At July 31, 1999, 1998 and 1997, the Company had total net operating loss carryforwards of $3,656,778, $1,146,633 and $670,756, respectively, of which $1,703,868, $1,146,633 and $670,756 related to its German operations and $1,952,910, $0 and $0 to its U.S. operations, respectively. The net operating loss carryforwards are available to reduce future income subject to income taxes. The U.S. net operating loss carryforwards expire in 2019 and the German net loss carryforwards are not subject to an expiration date.

     U.S. tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. German tax regulations impose similar restrictions. The Company has not yet determined whether an ownership change occurred due to significant stock transactions in each of the reporting years disclosed. If an ownership change occurred, utilization of the net operating loss carryforwards could be reduced significantly.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate of 34% for the years ended July 31:

                                                   1999           1998          1997
                                                -----------    ----------    ----------
Computed "expected" income tax (benefit)
expense at the United States federal statutory
income tax rate...............................  $(2,321,832)   (1,045,643)   (1,819,525)
Increase (decrease) in taxes resulting from:
  State and local income tax expense..........        1,600           800           800
  Losses for which tax benefit was not
     utilized.................................    1,493,214       662,072       332,405
  Losses transferred to CMGI consolidated
     group....................................           --       317,830     1,605,468
  Goodwill amortization.......................    1,207,333
  Foreign tax rate differential...............     (415,802)       50,866      (122,179)
  Nondeductible expenses......................       37,087        14,875         3,831
                                                -----------    ----------    ----------
Provision for income taxes....................  $     1,600           800           800
                                                -----------    ----------    ----------
Effective income tax rate.....................        (0.02)%       (0.04)%       (0.01)%
                                                ===========    ==========    ==========

(8) NOTES PAYABLE

     Notes payable consisted of the following as of July 31, 1999, 1998 and 1997:

                                                      1999         1998         1997
                                                   ----------    ---------    ---------
Unsecured convertible note due 2007..............  $       --           --      400,000
Unsecured DM 3,000,000 note due 2006
  (Note I).......................................   1,639,435    1,689,664    1,640,689
Unsecured DM 1,700,000 note due 2007
  (Note II)......................................     929,012      957,477           --
Unsecured DM 1,700,000 convertible note due 2007
  (Note III).....................................   1,207,716    1,244,720           --
                                                   ----------    ---------    ---------
                                                   $3,776,163    3,891,861    2,040,689
                                                   ==========    =========    =========

     On July 24, 1996, blaxxun interactive AG entered into an unsecured loan agreement due on July 31, 2006 for which total borrowings cannot exceed DM3,000,000 (Note I). Interest includes both a fixed and variable component depending on the amount of borrowings and the schedule of repayment. The fixed interest rate is 6% per annum payable in arrears on March 31 and September 30. For the variable interest portion of Note I, see discussion of Note II below. The original issue discount is 1% of the face value of the note, payable at the time of issuance which the Company is amortizing on a straight-line basis over 60 months. A repayment premium of 15% of the face value of the note is payable in case of repayment by July 29, 1998. The repayment premium is 30% in case of repayment from July 30, 1998 to July 30, 2001. The repayment premium increases by 6% each year after July 31, 2001. The maximum repayment premium is 60% in case of repayment by July 31, 2006. The Company is accruing, as part of interest expense, a repayment premium assuming repayment of the note prior to July 30, 2001. The Company can call and repay the note on a half-year-basis on June 30 and December 31 by giving three months prior notice. The issuance of the note required a long-term loan from the Company to blaxxun interactive AG of DM3,000,000 (the "Intercompany Loan"). The holder of the note can terminate the note in certain circumstances, including in the case of repayment of the Intercompany Loan.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On August 26, 1997, blaxxun interactive AG entered into an unsecured loan agreement due on December 31, 2007 for which total borrowings cannot exceed DM1,700,000 (Note II). Interest includes both a fixed and variable component depending on the amount of borrowings and the schedule of repayment. The fixed interest rate is 7% per annum payable in arrears on May 31 and November 30. For Notes I and II combined, variable interest is computed at 9% of the Company's net income, if any. The original issue discount is 1% of the face value of the note, payable at the time of issuance which the Company is amortizing on a straight-line basis over 60 months. A repayment premium of 15% of the face value of the note is payable in case of repayment by August 25, 1999. The repayment premium is 35% in case of repayment from August 26, 1999 to August 25, 2002. The repayment premium increases by 7% each year after August 26, 2002. The maximum repayment premium is 70% in case of repayment by December 31, 2007. The Company is accruing a repayment premium as part of interest expense, assuming repayment of the note prior to August 25, 2002. The Company can call and repay the note on a half-year-basis on June 30 and December 31 by giving three months prior notice. Issuance of the note required a long-term loan or equity financing from the Company to blaxxun interactive AG of DM1,700,000 (the "Intercompany Financing"). The holder of the note can terminate the note in certain circumstances, including in the case of repayment of the Intercompany Financing.

     On November 24, 1997, blaxxun interactive AG entered into an unsecured convertible loan agreement due on December 31, 2007 for which total borrowings cannot exceed DM1,700,000 (Note III). Interest includes both a fixed and variable component depending on the amount of borrowings and the schedule of repayment. The fixed interest rate is 6.75% per annum payable quarterly in arrears on March 31, June 30, September 30 and December 31. Variable interest is 8% of the Company's net income, if any. The minimum variable interest is 4% per annum of the face value of the note, payable in the case the Company generates net income. The maximum variable interest per annum is 10% of the face value of the note. The loan agreement contains a repayment premium of 30% of the face value of the note or DM510,000. The note is convertible into Series B convertible preferred stock based on a formula which considers subsequent financings by the Company through June 30, 1998. As a result the convertible note was issued with a beneficial conversion feature with an intrinsic value of approximately $620,310, which was allocated to additional paid-in-capital. During fiscal 1998 the Company amortized $903,643, representing the value of the beneficial conversion feature and the repayment premium, to interest expense over the period from the date of issuance to June 30, 1998, the first date the loan was convertible. The Company can call and repay the note on a half-year-basis on June 30 and December 31 by giving 3 months prior notice. Issuance of the note required a long-term loan or equity financing from the Company to blaxxun interactive AG of DM 1,700,000. This is the same loan as mentioned above (the "Intercompany Financing"). The holder of the note can terminate the note in certain circumstances, including in case of repayment of the Intercompany Financing. On April 21, 1999, the holder of the note exercised the conversion option. The note was not converted at July 31, 1999, due to the parties clarifying one component of the conversion formula. The Company has continued to accrue interest on this obligation through July 31, 1999, pending completion of the negotiations.

     The loan agreements contain various covenants, including that the holder of the note can terminate the note in case of repayment of the Intercompany Financing and Intercompany Loan. The Company was in compliance with such agreements at July 31, 1999, 1998 and 1997.

     On September 11, 1997, the Company entered into a convertible loan agreement with CMG@Ventures and ERM Equity Research and Management Aktiengesellschaft fur Beteiligungsberatung for which total borrowings would not exceed $1,000,000. As of July 31, 1997, the Company had borrowed $400,000 in anticipation of the agreement. During the fiscal year 1998, the Company borrowed an additional $600,000. Borrowings under this agreement mature on December 31, 2007 and are secured by certain assets of the Company. The interest rate was equal to FIBOR plus 4%. In June 1998, $500,000 of the note was converted into 93,284 shares of Series C convertible preferred stock based on the terms of the Series C Convertible

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Preferred Stock Purchase agreement, dated June 24, 1998. In July 1998, the remaining $500,000 was repaid. Upon conversion and repayment this loan agreement was cancelled.

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at July 31, 1999, 1998 and 1997. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                          1999                    1998                    1997
                                 ----------------------   ---------------------   ---------------------
                                  CARRYING      FAIR      CARRYING      FAIR      CARRYING      FAIR
                                   AMOUNT       VALUE      AMOUNT       VALUE      AMOUNT       VALUE
                                 ----------   ---------   ---------   ---------   ---------   ---------
Notes payable..................  $3,776,163   5,598,172   3,891,861   4,798,626   2,040,689   2,295,649

  Estimation of Fair Values

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

     Short-term financial instruments are valued at their carrying amounts included in the statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, and accounts payable.

     Notes payable are valued at their present value of estimated future cash flows using a discount rate commensurate with the risks involved and assuming no variable interest due based on the Company's net income. Notes payable convertible into preferred stock are valued as if conversion on the balance sheet date using the fair value of preferred securities derived from an independent third party valuation.

(10) BUSINESS SEGMENTS

     In fiscal 1999, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

     Starting in fiscal 1999, the Company conducts its business within three business segments: Products, Professional Services and Communities. The Products segment develops, markets and licenses the Company's technology products for virtual worlds on the Internet; provides post-contract support and maintenance; and enters into collaborative co-development agreements for the development of specific technological applications. In the Professional Services segment, the Company supports customers in the design, customization and integration of the Company's technology products into the software systems of their customers. The Communities segment operates selected online communities, based on blaxxun's technology. During 1999, the operations of the Communities segment consisted solely of Cybertown, an Internet entertainment website.

     The Company's Chief Executive Officer is its Chief Operating Decision Maker ("CODM"). The CODM evaluates the performance of its segments based on revenues and EBITA ("earnings before interest, taxes and amortization of goodwill and other intangible assets"). Based on the nature of the Company's business, assets are not reported internally on a segment by segment basis. In addition, the CODM does not allocate resources based on segment assets. Therefore, segment assets have not been presented by segment in the accompanying schedules. There are no differences between the accounting policies used to measure profit and loss for segments and those used on a consolidated basis. Inter-segment transactions are recorded at the estimated fair value of the transaction. Revenues are allocated to countries based on the location of the customer.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     EBITA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. Because EBITA is not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

  Business segments:

                                                PROFESSIONAL                 CORPORATE AND
1999                               PRODUCTS       SERVICES     COMMUNITIES   RECONCILIATION   CONSOLIDATED
----                              -----------   ------------   -----------   --------------   ------------
  Revenues......................  $ 1,156,222      726,864            --          (36,648)      1,846,438
  EBITA (loss)..................   (2,256,615)     (84,571)     (863,993)              --      (3,205,179)
  Amortization of goodwill and
     other intangible assets....                                               (3,520,792)     (3,520,792)
  Interest, net.................                                                                 (102,946)
                                                                                               ----------
  Net loss before taxes.........  $                                                            (6,828,917)
                                                                                               ==========

                                           PROFESSIONAL                 CORPORATE AND
1998                          PRODUCTS       SERVICES     COMMUNITIES   RECONCILIATION   CONSOLIDATED
----                         -----------   ------------   -----------   --------------   ------------
  Revenues.................  $   761,266      431,935         --             --            1,193,201
  EBITA (loss).............   (1,586,405)    (205,691)        --             --           (1,792,096)
  Interest, net............                                                               (1,283,325)
                                                                                          ----------
  Net loss before taxes....  $                                                            (3,075,421)
                                                                                          ==========

                                           PROFESSIONAL                 CORPORATE AND
1997                          PRODUCTS       SERVICES     COMMUNITIES   RECONCILIATION   CONSOLIDATED
----                         -----------   ------------   -----------   --------------   ------------
  Net revenues.............  $   314,551      280,855         --             --              595,406
  EBITA (loss).............   (5,231,887)      33,311         --             --           (5,198,576)
  Interest, net............                                                                 (152,969)
                                                                                          ----------
  Net loss before taxes....  $                                                            (5,351,545)
                                                                                          ==========

  Consolidated net revenue by geographic area:

1999                                                          CONSOLIDATED
----                                                          ------------
  Germany...................................................     973,456
  United States.............................................     380,498
  Belgium...................................................     294,134
  Other.....................................................     198,350
                                                               ---------
                                                               1,846,438
                                                               =========

1998                                                          CONSOLIDATED
----                                                          ------------
  Belgium...................................................     276,798
  Germany...................................................     268,900
  Canada....................................................     159,375
  United Kingdom............................................     259,906
  Other.....................................................     228,222
                                                               ---------
                                                               1,193,201
                                                               =========

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                            1997                                CONSOLIDATED
                            ----                                ------------
  United States.............................................      $312,838
  Germany...................................................       282,568
                                                                  --------
                                                                  $595,406
                                                                  ========

     Long-lived assets by country:

1999                                                GERMANY       U.S.      CONSOLIDATED
----                                               ----------    -------    ------------
  Net equipment..................................  $  157,432     52,574       210,006
  Goodwill and other intangible assets, net......   7,316,379    138,749     7,455,128
  Other long-lived assets........................      24,581     24,676        49,257
                                                   ----------    -------     ---------
                                                   $7,498,392    215,999     7,714,391
                                                   ==========    =======     =========

1998                                                GERMANY       U.S.      CONSOLIDATED
----                                               ----------    -------    ------------
  Net equipment..................................  $   87,897     37,218       125,115
  Other long-lived assets........................      25,334     20,976        46,310
                                                   ----------    -------     ---------
                                                   $  113,231     58,194       171,425
                                                   ==========    =======     =========

1997                                                GERMANY       U.S.      CONSOLIDATED
----                                               ----------    -------    ------------
  Net equipment..................................  $  138,578     43,476       182,054
  Other long-lived assets........................      24,337     55,069        79,406
                                                   ----------    -------     ---------
                                                   $  162,915     98,545       261,460
                                                   ==========    =======     =========

     Approximately 63%, 47% and 56% of total revenues were generated with four, three and two significant customers during fiscal 1999, 1998 and 1997, respectively. The revenue amounts from significant customers were derived from the Products and Professional Services business segments and are as follows:

                                                         1999        1998       1997
                                                      ----------    -------    -------
Customer A..........................................  $  321,740    254,767         --
Customer B..........................................     322,720         --         --
Customer C..........................................     268,000         --         --
Customer D..........................................     258,425         --         --
Customer E..........................................          --    176,824         --
Customer F..........................................          --    131,725
Customer G..........................................          --         --    213,200
Customer H..........................................          --         --    120,000
                                                      ----------    -------    -------
                                                      $1,170,885    563,316    333,200
                                                      ==========    =======    =======

(11) SUBSEQUENT EVENTS

     During August and September 1999, the Company granted an aggregate 732,450 stock options to employees at an exercise price of $3 which was in excess of the fair value of the options of $2.58 based on an independent valuation. During the period from October 1, 1999 to December 21, 1999, the Company granted 50,720 additional stock options at exercise prices between $5.00 and $10.00.

     On January 18, 2000, the Board of Directors of the Company approved an increase in the authorized number of shares of common stock from 10,500,000 to 20,000,000.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Additionally, on January 18, 2000, the Board of Directors approved the issuance of 3,400,000 shares of Series F convertible preferred stock. On January 28, 2000, 215,000 shares of Series F convertible preferred stock were issued in a private placement for cash of $2,537,000. Through February 29, 2000, 524,000 additional shares of Series F convertible preferred stock were issued in private placements for cash of $6,183,200. In the event of liquidation, the Series F preferred stock has preference over the common stock in the amount of $11.80 (adjusted to an as converted basis) per share. In addition, each share would receive an amount of 5% of the liquidation preference for such shares of preferred stock compounded per annum, plus declared but unpaid dividends, subject to certain adjustments. Each share of Series F preferred stock is convertible into one share of common stock at the option of the holder.

     During September 1999, the Company entered into a 50% joint venture with Cornelsen Verlag GmbH & Co. ("Cornelsen"), a German schoolbook publisher, to create and operate learnetix.de, an Internet learning community for young people. As part of the agreement the Company invested a net $528,144. The Company has sold technology and has provided other software customization services to the joint venture totaling approximately $316,605 through January 31, 2000.

     In addition, the Company founded SoccerCity GmbH & Co. KG and SoccerCity-Verwaltungsgesellschaft mbH, which operates soccercity.de, an Internet soccer community.

     As described in Note 8, the holder of the unsecured convertible note payable exercised the conversion right on April 21, 1999. On March 29, 2000, the Company and the holder of the note reached agreement as to the conversion terms which provide for the issuance of 300,000 shares of Series B convertible preferred stock in consideration for the principal balance of the note of Deutsche Mark 1,700,000 ($929,012) and the repayment premium of Deutsche Mark 510,000 ($278,704). Accrued interest through the effective date of the conversion will be paid in cash.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      AT APRIL 30, 2000 AND JULY 31, 1999


                                                                 APRIL 30,      JULY 31,
                                                                   2000           1999
                                                                -----------    -----------
                                                                (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................    $ 5,299,995      3,214,681
  Accounts receivable, less allowance for doubtful accounts
     of $212,635 and $66,917 at April 30, 2000 and July 31,
     1999, respectively.....................................      1,147,393        762,976
  Projects in progress......................................        864,232        248,373
  Prepaid expenses and other current assets.................        208,482        144,625
                                                                -----------    -----------
          Total current assets..............................      7,520,102      4,370,655
Equipment, net..............................................        749,023        210,006
Goodwill and other intangible assets, net...................      4,087,962      7,455,128
Investment in joint venture.................................        294,223             --
Other assets................................................        828,080         49,257
                                                                -----------    -----------
                                                                $13,479,390     12,085,046
                                                                ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   516,355        322,390
  Accrued expenses..........................................      2,029,900      1,573,008
  Deferred revenue..........................................        605,229         61,189
                                                                -----------    -----------
          Total current liabilities.........................      3,151,484      1,956,587
Notes payable...............................................      2,186,047      3,776,163
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.01 par value; 5,091,410
     and 4,052,410, shares issued and outstanding as of
     April 30, 2000 and July 31, 1999 (aggregate liquidation
     value of $35,171,426 and $25,230,054 at April 30, 2000
     and as of July 31, 1999, respectively).................         50,914         40,524
  Common stock, $0.01 par value; 20,000,000 authorized as of
     April 30, 2000 and 10,500,000 authorized as of July 31,
     1999; 396,886 and 378,886 issued and outstanding as of
     April 30, 2000 and as of July 31, 1999, respectively...          3,969          3,789
  Additional paid-in-capital................................     35,233,909     25,250,500
  Deferred compensation.....................................       (241,545)      (137,515)
  Accumulated deficit.......................................    (25,637,698)   (18,475,094)
  Cumulative translation adjustment.........................     (1,267,690)      (329,908)
                                                                -----------    -----------
          Total stockholders' equity........................      8,141,859      6,352,296
                                                                -----------    -----------
                                                                $13,479,390     12,085,046
                                                                ===========    ===========


See accompanying notes to unaudited condensed consolidated financial statements

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               FOR THE NINE MONTHS ENDED APRIL 30, 2000 AND 1999

                                                                 2000           1999
                                                              -----------    ----------
Revenues:
  License...................................................  $ 1,976,080       833,954
  Service...................................................    2,136,084       499,082
                                                              -----------    ----------
                                                                4,112,164     1,333,036
Operating expenses:
  Software development and maintenance......................    2,909,744     1,354,279
  Sales and marketing.......................................    3,551,064     1,244,131
  General and administrative................................    1,767,386       778,306
  Amortization of goodwill and other intangible assets......    2,493,714     2,698,163
                                                              -----------    ----------
                                                               10,721,908     6,074,879
                                                              -----------    ----------
          Operating loss....................................   (6,609,744)   (4,741,843)
Other income (expense):
  Interest income...........................................       67,482        79,760
  Interest expense..........................................     (294,501)     (346,436)
  Loss on disposal of assets................................           --        (6,452)
  Equity in loss of joint venture...........................     (474,288)           --
  Foreign exchange, net.....................................      151,247       (60,492)
                                                              -----------    ----------
          Total other expenses, net.........................     (550,060)     (333,620)
                                                              -----------    ----------
          Loss before taxes.................................   (7,159,804)   (5,075,463)
Franchise tax expense.......................................        2,800         1,200
                                                              -----------    ----------
Net loss....................................................  $(7,162,604)   (5,076,663)
                                                              ===========    ==========
Basic and diluted net loss per share........................  $    (18.73)       (20.00)
                                                              ===========    ==========
Weighted average number of basic and diluted shares
  outstanding...............................................      382,345       253,828
                                                              ===========    ==========

See accompanying notes to unaudited condensed consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

     CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
                    FOR THE NINE MONTHS ENDED APRIL 30, 2000

                                                         PREFERRED STOCK
                                          ----------------------------------------------
                         COMMON STOCK                       SHARES CONVERTIBLE             ADDITIONAL
                       ----------------    SHARES ISSUED           INTO                      PAID-IN       DEFERRED
                       SHARES    AMOUNT   AND OUTSTANDING      COMMON STOCK      AMOUNT      CAPITAL     COMPENSATION
                       -------   ------   ---------------   ------------------   -------   -----------   ------------
Balance as of July
  31, 1999...........  378,886   $3,789      4,052,410          8,109,910        $40,524   $25,250,500    $(137,515)
Issuance of common
  stock upon the
  exercise of stock
  options............   18,000      180             --                 --             --         9,653           --
Deferred compensation
  related to grant of
  stock options......       --       --             --                 --             --       183,264     (183,264)
Amortization of
  deferred
  compensation.......       --       --             --                 --             --            --       79,234
Issuance of Series F
  convertible
  preferred stock....       --       --        739,000            739,000          7,390     8,712,810           --
Conversion of debt to
  Series B
  convertible
  preferred stock....       --       --        300,000            300,000          3,000     1,077,682           --
Accumulated
  translation
  adjustment.........       --       --             --                 --             --            --           --
Net loss.............       --       --             --                 --             --            --           --
                       -------   ------      ---------          ---------        -------   -----------    ---------
Balance as of April
  30, 2000...........  396,866   $3,969      5,091,410          9,148,910        $50,914   $35,233,909    $(241,545)
                       =======   ======      =========          =========        =======   ===========    =========


                                      CUMULATIVE        TOTAL
                       ACCUMULATED    TRANSLATION   STOCKHOLDERS'   COMPREHENSIVE
                         DEFICIT      ADJUSTMENT       EQUITY           LOSS
                       ------------   -----------   -------------   -------------
Balance as of July
  31, 1999...........  $(18,475,094)  $  (329,908)   $6,352,296
Issuance of common
  stock upon the
  exercise of stock
  options............            --            --         9,833
Deferred compensation
  related to grant of
  stock options......            --            --            --
Amortization of
  deferred
  compensation.......            --            --        79,234
Issuance of Series F
  convertible
  preferred stock....            --            --     8,720,200
Conversion of debt to
  Series B
  convertible
  preferred stock....            --            --     1,080,682
Accumulated
  translation
  adjustment.........            --      (937,782)     (937,782)        (937,782)
Net loss.............    (7,162,604)           --    (7,162,604)      (7,162,604)
                       ------------   -----------    ----------      -----------
Balance as of April
  30, 2000...........  $(25,637,698)  $(1,267,690)   $8,141,859      $(8,100,386)
                       ============   ===========    ==========      ===========


See accompanying notes to unaudited condensed consolidated financial statements.

                   BLAXXUM INTERACTIVE, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE NINE MONTHS ENDED APRIL 30, 2000 AND 1999


                                                                 2000           1999
                                                              -----------    -----------
Cash flows from operating activities:
  Net loss..................................................  $(7,162,604)    (5,076,663)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization.........................      168,924         63,848
      Amortization of goodwill and other intangible
       assets...............................................    2,493,714      2,698,163
      Amortization of deferred compensation.................       79,234         30,763
      Loss on sale of assets................................           --          6,452
      Increase in provision for doubtful accounts...........      145,718         (2,877)
      Equity in loss of joint venture.......................      474,288             --
      Exchange (gain)/loss..................................     (151,247)        60,492
      Changes in assets and liabilities:
        Accounts receivable.................................     (630,666)      (495,863)
        Projects in progress................................     (715,154)       (10,138)
        Prepaid expenses and other current assets...........      (41,771)       (33,777)
        Accounts payable....................................      247,247        143,290
        Accrued expenses....................................      656,354        444,716
        Deferred revenues...................................      598,006        (19,224)
                                                              -----------    -----------
          Net cash used in operating activities.............   (3,837,957)    (2,190,818)
                                                              -----------    -----------
Cash flows from investing activities:
  Investment in joint venture...............................     (912,444)            --
  Return on investment in joint venture.....................       85,231             --
  Acquisition cost, net of cash acquired....................           --        (94,976)
  Additions to equipment....................................     (763,252)      (154,159)
  Proceeds from sale of assets..............................           --         18,825
  Other.....................................................      (83,621)        (3,700)
                                                              -----------    -----------
          Net cash used in investing activities.............   (1,674,086)      (234,010)
                                                              -----------    -----------
Cash flows from by financing activities:
  Proceeds from issuance of preferred stock.................    8,720,200      3,804,000
  Proceeds from issuance of common stock....................        9,833         14,096
  Other.....................................................     (731,527)            --
                                                              -----------    -----------
          Net cash provided by financing activities.........    7,998,506      3,818,096
                                                              -----------    -----------
Effect of exchange rate changes on cash.....................     (401,149)      (131,326)
                                                              -----------    -----------
Net decrease in cash and cash equivalents...................    2,085,314      1,261,942
Cash and cash equivalents at beginning of period............    3,214,681      3,111,002
                                                              -----------    -----------
Cash and cash equivalents at end of period..................  $ 5,299,995      4,372,944
                                                              ===========    ===========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $   158,909        178,880
                                                              ===========    ===========
  Franchise taxes paid......................................  $       800          1,200
                                                              ===========    ===========
Non-cash financing and investment activities:
  Deferred compensation related to stock option issuances...  $   183,264         59,381
                                                              ===========    ===========
  Issuance of common stock in connection with acquisition of
    company.................................................  $        --         50,000
                                                              ===========    ===========
  Issuance of preferred stock in connection with acquisition
    of minority interests...................................  $        --      9,806,822
                                                              ===========    ===========
  Conversion of note payable into preferred stock...........  $ 1,080,682             --
                                                              ===========    ===========


See accompanying notes to unaudited condensed consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY AND BASIS OF PRESENTATION

  The Company

     blaxxun interactive, Inc. (the "Company") develops and licenses technology products for virtual worlds on the Internet. The Company has developed software and technology for multimedia web site environments, which are intended to provide a more realistic experience on the Internet.

     The Company conducts its business within three segments: Products, Professional Services, and Communities.

     The Company is subject to a number of risks, including, but not limited to rapid technology changes, dependance on certain significant customers and changes in the exchange rate between the U.S. dollar and the Deutsche Mark or euro. The future viability of the Company is dependent upon its ability to develop and acquire new technologies which may require substantial investments. Portions of such investments might not be recoverable if development efforts are not successful or fail to gain commercial market acceptance. These investments are dependent upon the Company's ability to generate sufficient cash flows from operations in the future or to raise additional capital through other means.

  Principles of Consolidation and Basis of Presentation

     The accompanying unaudited interim condensed consolidated financial statements of blaxxun interactive, Inc. and subsidiaries have been prepared in accordance with the principles of consolidation and accounting policies stated in the July 31, 1999 consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the years ended July 31, 1999, 1998 and 1997.

     The condensed consolidated financial statements include all companies in which the Company has legal control. All intercompany transactions and balances have been eliminated. The equity method of accounting is used for the investment in joint venture (50% owned).

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of the results for the full fiscal year.

(2) BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period plus additional weighted average common equivalent shares outstanding during the period, computed using the "if-converted method". Common equivalent shares have been excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive in each period presented. Had the Company reported net income for the nine months ended April 30, 2000, the weighted average number of shares at April 30, 2000, would have increased by 1,155,314 for stock options (not assuming the effects of applying the treasury stock method).

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

     The reconciliation of the numerators and denominators of the basic and diluted loss per share computations for the Company's reported net loss is as follows:

                                                            BASIC AND DILUTED LOSS PER SHARE
                                                               FOR THE NINE MONTHS ENDED
                                                                        APRIL 30
                                                            --------------------------------
                                                                 2000              1999
                                                            --------------    --------------
Numerator:
  Net loss................................................   $(7,162,604)      $(5,076,663)
Denominator:
  Weighted average number of basic and diluted shares
     outstanding..........................................       382,345           253,828
                                                             -----------       -----------
Basic and diluted loss per share..........................   $    (18.73)      $    (20.00)
                                                             ===========       ===========

     The conversion of all preferred stock will occur upon the completion of a qualified public offering of the Company's common stock. Had these shares been converted the weighted average number of shares would have increased by 8,316,347 and 7,524,110 at April 30, 2000 and 1999, respectively.

(3) BALANCE SHEET COMPONENTS

  (a) Other Assets

     The Company has deferred $731,527 in incremental costs directly attributable to the Company's proposed initial public offering of common stock. These costs are included in other assets at April 30, 2000.

  (b) Accrued expenses

     Accrued expenses consisted of the following as of:

                                                              APRIL 30,     JULY 31,
                                                                 2000         1999
                                                              ----------    ---------
Accrued interest expense....................................  $  446,366      484,829
Compensation and benefits...................................     898,953      557,673
Outstanding invoices........................................     444,069      287,605
Professional fees...........................................     220,511      211,042
Other.......................................................      20,001       31,859
                                                              ----------    ---------
                                                              $2,029,900    1,573,008
                                                              ==========    =========

     Accrued interest expense includes a pro rata portion of the expected repayment premiums of long-term notes payable.

(4) NOTES PAYABLE

     The holder of the unsecured convertible note payable exercised the conversion right whereby the note was converted into 300,000 shares of Series B convertible preferred stock in consideration of the principal balance of the note of Deutsche Mark 1,700,000 ($831,294) and the repayment premium of Deutsche Mark 510,000 ($249,388).

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

(5) STOCKHOLDERS' EQUITY

     On January 18, 2000, the Board of Directors of the Company approved an increase in the authorized number of shares of common stock from 10,500,000 to 20,000,000

     Additionally, on January 18, 2000, the Board of Directors approved the issuance of 3,400,000 shares of Series F convertible preferred stock. The Company subsequently issued 739,000 shares of Series F convertible preferred stock in private placements for cash of $8,720,200. In the event of liquidation, the Series F convertible preferred stock has preference over the common stock in the amount of $11.80 (adjusted to an as converted basis) per share. In addition, each share would receive an amount of 5% of the liquidation preference for such shares of preferred stock compounded per annum, plus declared but unpaid dividends, subject to certain adjustments. Each share of Series F convertible preferred stock is convertible into one share of common stock at the option of the holder.

     All outstanding shares of preferred stock will automatically convert to common stock upon the completion of an underwritten public offering of the Company's common stock in which the aggregate gross proceeds equal or exceed $10,000,000. The Company has reserved a sufficient number of shares of common stock to permit conversion of the preferred stock in accordance with the respective terms.

(6) STOCK PLANS

     During August and September 1999, the Company granted 732,850 stock options to employees at an exercise price of $3 which was in excess of fair value of options of $2.58 based on an independent valuation. During the period from October 1, 1999 to April 30, 2000, the Company granted 180,720 additional stock options at exercise prices between $5.00 and $14.00. The Company has recorded deferred compensation expense during the nine months ended April 30, 2000, of $183,264 for the difference between the grant price and the estimated fair value of the Company's stock as of the date of grant. Deferred compensation expense amortized during the nine months ended April 30, 2000, was $79,234.

     On March 22, 2000, an employee exercised his option to purchase 33,333 shares of the Company's common stock pursuant to the terms of the Company's Stock Plan. The Company settled 17,000 of these options for cash. As a result, the Company recorded the $212,500 cash settlement as compensation expense at the settlement date.

     On March 30, 2000, the 2000 Stock Plan was adopted by the Board of Directors and is pending stockholders' approval. Approximately 3,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Plan. Options granted under the Plan will vest over service periods as determined by the Board of Directors. The exercise price of the options granted will be determined by the administrator at the time of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. As of April 30, 2000, no options have been granted under this plan.

(7) INVESTMENT IN JOINT VENTURE

     During fiscal 2000, the Company entered into a 50% joint venture with Cornelsen Verlag GmbH & Co. ("Cornelsen"), a German schoolbook publisher, to create and operate learnetix.de, an Internet learning community for young people. Through April 30, 2000 each company has invested approximately $912,000. The Company has sold technology and has provided other software customization and administrative services to the joint venture totaling approximately $488,000 through April 30, 2000. The Company has eliminated 50% of this revenue, related expenses and profit in these condensed consolidated financial statements.

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

(8) BUSINESS SEGMENTS

     In fiscal 1999, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

     Starting in fiscal 1999, the Company conducts its business within three industry segments: Products, Professional Services, and Communities. The Products segment develops, markets and licenses the Company's technology products for virtual worlds on the Internet; provides post-contract support and maintenance; and enters into collaborative co-development agreements for the development of specific technological applications. In the Professional Services segment, the Company supports customers in the design, customization and integration of the Company's technology products into the software systems of their customers. The Communities segment operates and invests in selected online communities, based on blaxxun's technology. During the nine months ended April 30, 1999, the Communities segment operations consisted solely of Cybertown, an Internet entertainment website. As of April 30, 2000, the Communities segment operated Cybertown, Soccercity and learnetix.

     The Company's Chief Executive Officer is its Chief Operating Decision maker ("CODM"). The CODM evaluates the performance of its segments based on revenues and EBITA ("earnings before interest, taxes and amortization of goodwill and other intangible assets"). Based on the nature of the Company's business, assets are not reported internally on a segment by segment basis. In addition, the CODM does not allocate resources based on segment assets. Therefore, segment assets have not been presented by segment in the accompanying schedules. There are no significant differences between the accounting policies used to measure profit and loss for segments and measurements of reportable segment assets and those used on a consolidated basis. Inter-segment transactions are recorded at the estimated fair value of the transaction.

     EBITA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flow. Because EBITA is not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Selected segment data for the nine months ended April 30, 2000 and 1999 are as follows:

                                                                                 CORPORATE
                                                  PROFESSIONAL                      AND
2000                                 PRODUCTS       SERVICES     COMMUNITIES   RECONCILIATION   CONSOLIDATED
----                                -----------   ------------   -----------   --------------   ------------
Net revenues......................  $ 2,717,741    1,702,666        386,827       (695,070)        4,112,164
EBITA (loss)......................   (2,208,411)     226,775     (1,897,916)       (85,231)       (3,964,783)
Equity in loss of joint venture...           --           --       (474,288)            --          (474,288)
Amortization of goodwill and other
  intangible assets...............                                                                (2,493,714)
Interest, net.....................                                                                  (227,019)
                                                                                                ------------
Net loss before taxes.............                                                              $ (7,159,804)
                                                                                                ============

                   BLAXXUN INTERACTIVE, INC. AND SUBSIDIARIES

                                                                                 CORPORATE
                                                  PROFESSIONAL                      AND
1999                                 PRODUCTS       SERVICES     COMMUNITIES   RECONCILIATION   CONSOLIDATED
----                                -----------   ------------   -----------   --------------   ------------
Net Revenues......................  $   833,954      499,082            --              --         1,333,036
EBITA (loss)......................   (1,594,076)    (221,384)     (295,164)             --        (2,110,624)
Amortization of goodwill and other
  intangible assets...............                                                                (2,698,163)
Interest, net.....................                                                                  (266,676)
                                                                                                ------------
Net loss before taxes.............                                                              $ (5,075,463)
                                                                                                ============

                  [ALTERNATE PAGES FOR THE GERMAN PROSPECTUS]


               PRELIMINARY OFFERING CIRCULAR OF [AUGUST   ], 2000


                                      for


                        5,750,000 SHARES OF COMMON STOCK


                      with a par value of $0.005 per share
                to be newly issued by blaxxun interactive, Inc.

                                      and
                                     up to


                         750,000 SHARES OF COMMON STOCK


                      with a par value of $0.005 per share
           to be sold by certain current shareholders, pursuant to an over-allotment option granted to
                    DG BANK Deutsche Genossenschaftsbank AG

                    each such offered Share of Common Stock
             eligible to receive dividends, if any, for fiscal 2000

             German Securities Identification Number (WKN) 938,019

                                       of

                           BLAXXUN INTERACTIVE, INC.

                       San Francisco, California, U.S.A.

                  [ALTERNATE PAGES FOR THE GERMAN PROSPECTUS]

                                   AS WELL AS

                              COMPANY REPORT 1999

                              for the admission of


                       24,877,192 SHARES OF COMMON STOCK


  with a par value of $0.005 per share (all Shares of Common Stock outstanding at the point of time of admission),


                                      and



                        9,298,628 Shares of Common Stock


            with a par value of $0.005 per share (shares underlying


             options granted to officers, directors and employees,


             German Securities Identification Number (WKN) 938,019

                                       of

                           BLAXXUN INTERACTIVE, INC.

   to the Regulated Market (Geregelter Markt) with trading on the Neuer Markt of the Frankfurt Stock Exchange.

                  [ALTERNATE PAGES FOR THE GERMAN PROSPECTUS]

                              GENERAL INFORMATION

SUBJECT OF THIS PROSPECTUS


     This prospectus will be filed with the U.S. Securities and Exchange Commission but will not be used as a sales or listing prospectus in the United States. In the Federal Republic of Germany, this prospectus will be filed with the Frankfurt Stock Exchange and will serve (i) as a preliminary sales prospectus (Verkaufsprospekt) in relation to the sale of the 5,750,000 shares of common stock being offered by us, each share having a par value of $0.005, $28,750 in the aggregate, and 750,000 shares of common stock from holdings of certain current shareholders under the terms of an over-allotment option we have granted to the underwriters, each share having a par value of $0.005, $3,750 in the aggregate, and (ii) as a company report (Unternehmensbericht) that will be used to list on the Frankfurt Stock Exchange's Neuer Markt our entire issued and outstanding share capital of 24,877,192 shares of common stock and 9,298,628 shares of common stock, each with a par value of $0.005, underlying options granted to officers, directors and employees.



     The shares of common stock offered by us will be new shares, each with a par value of $0.005, issued pursuant to a resolution of our board of directors passed on July 31, 2000, subject to approval by our pricing committee, which is expected to take place immediately prior to the offering. As a result of this offering, the number of our issued and outstanding shares of common stock will be increased from 19,127,192 shares, assuming conversion of all outstanding shares of preferred stock into shares of common stock, to 24,877,192 shares through the issuance of new shares. Our current stockholders will have no preemptive or other subscription rights to the newly issued shares of common stock. The conversion and redesignation will occur immediately prior to the consummation of this offering. See "Description of Capital Stock."


RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS


     Pursuant to Section 13 of the German Securities Selling Prospectus Act (Verkaufsprospektgesetz), and in connection with Sections 45 and 77 of the German Stock Exchange Act (Borsengesetz), we, together with the underwriters, DG BANK Deutsche Genossenschaftsbank AG, VEM Virtuelles Emissionshaus AG and Merck Finck & Co. take responsibility for the contents of this preliminary prospectus and company report and hereby state that, to the best of our knowledge, the information contained in this preliminary prospectus and company report is correct, and no material information has been omitted. In making an investment decision, you must rely on your own examination of our company and the terms of the offering, including the merits and risks involved. See "Business" and "Risk Factors."


     Pursuant to Section 10 of the German Securities Selling Prospectus Act, this prospectus is published on a preliminary basis and will be supplemented in the future. Any supplements and terms of the offering that have been omitted in this preliminary prospectus will be published in Germany in conformity with the provisions of the German Selling Securities Prospectus Act. The company report will also be published in supplemented form after admission of the shares to exchange trading in the Federal Republic of Germany.

                        RECENT DEVELOPMENTS AND OUTLOOK

     We believe that sales of our Community Platform Product line will continue to grow and that sales of our blaxxun3D and blaxxun Avatar Studio will become more significant sources of revenue in fiscal 2000. However, as blaxxun3D and Avatar Studio are new products, we have no meaningful financial data or market experience on which to base our beliefs concerning these products.


     As our business expands, we will likely encounter significantly increasing operating expenses in the areas of research and development, sales and marketing, and general and administration. Accordingly, we expect to incur significant operating losses for the foreseeable future. We may also increase research and development expenses for new customization software, if necessary. As a publicly-traded company, we may face an increase in general and administration expenses due to the additional costs for accounting and reporting and to prepare the internal systems for further growth. For the fourth quarter 2000, we expect total sales of approximately $2,200,000 to $2,500,000. We expect operating expenses for this period will bear approximately the same relationships to sales as in the previous quarters of this year.

                  [ALTERNATE PAGES FOR THE GERMAN PROSPECTUS]


     For the fourth quarter of fiscal 2000, we expect total sales of approximately $2,200,000 to $2,500,000. We expect operating expenses for this period will bear approximately the same relationship to sales as in the previous quarters of this fiscal year. Our future operating results will depend on many factors, including, without limitation, the level and pace of acceptance of our current and new products and the continuous growth and development of the Internet. The success of blaxxun is subject to numerous risks, many of which are beyond our control, described in "Risk Factors" beginning on page 7.



San Francisco, CA July 2000

blaxxun interactive, Inc.

                           [BLAXXUN INTERACTIVE LOGO]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses (other than the underwriting discount) payable in connection with the sale of the common stock offered hereby are as follows, all of which will be paid by the Company:

                                                                AMOUNT
                                                              ----------
SEC Registration fee........................................  $   26,400
Neuer Markt Listing fee.....................................  $    6,200
NASD filing fees............................................  $        0
Blue Sky fees and expenses..................................  $        0
Printing expenses...........................................  $  300,000
Legal fees and expenses.....................................  $  300,000
Accounting fees and expenses................................  $  200,000
Transfer agent and registrar fees and expenses..............  $   10,000
Miscellaneous...............................................  $1,157,400
                                                              ----------
          Total.............................................  $2,000,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides as follows:

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact the he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and a manner he reasonably believed to in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     In addition, pursuant to our certificate of incorporation and bylaws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

     The underwriting agreement between blaxxun and the underwriters of this offering provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed at Exhibit 1.1 hereto.

     We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) Since July 31, 1996, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

         1. Upon the consummation of this offering, the Registrant will effect a two-for-one split of the outstanding common stock in which every one outstanding share of common stock will be split, by way of dividend, into two shares of common stock.

         2. In May 1996, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued and sold shares of Series B convertible preferred stock convertible into an aggregate of 800,000 shares of common stock to one sophisticated, accredited investor for an aggregate purchase price of $2,000,000.

         3. In August 1996, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued an aggregate of 16,000 shares of common stock to one sophisticated, accredited person in exchange for technology valued on that date at an aggregate of $4,000.

         4. In August 1997, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued an aggregate of 146,370 shares of common stock to one sophisticated, accredited person in exchange for technology valued on that date at an aggregate of $36,593.

         5. In June 1998 and October 1998, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued and sold shares of Series C convertible preferred stock convertible into an aggregate of 1,597,820 shares of common stock to seven sophisticated, accredited investors for an aggregate purchase price of $4,282,156.

         6. In November 1998, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued an aggregate of 100,000 shares of common stock at an aggregate purchase price of $50,000 to seven sophisticated, accredited individuals in exchange for a portion of their equity interests in Cybertown, Inc., a wholly owned subsidiary of the Registrant.

         7. In August of 1998 and June of 1999, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued shares of Series D convertible preferred stock convertible into an aggregate of 3,952,000 shares of common stock to nine sophisticated, accredited employees in exchange for their minority interests in the blaxxun interactive AG, Registrant's wholly-owned subsidiary.

         8. In March of 1999, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued and sold shares of Series E convertible preferred stock convertible into an aggregate of 750,000 shares of common stock to five sophisticated, accredited investors for an aggregate purchase price of $3,000,000.


         9. From July 31, 1996 to June 30, 2000, under our 1996, 1999 and 2000 stock option plans and in reliance on Section 701 of the Securities Act of 1933, we issued to our employees, officers, directors and consultants options to purchase an aggregate of 4,163,592 shares of our common stock, at exercise prices ranging from $.0065 per share to $7.50 per share and an aggregate of 498,736 shares of our common stock at purchase prices ranging from $0.0065 per share to $0.50 per share.

        10. In January and February of 2000, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued and sold shares of Series F convertible preferred Stock convertible into an aggregate of 1,478,000 shares of common stock to ten sophisticated, accredited investors for an aggregate purchase price of $8,720,200.


        11. In March 2000, in reliance on Section 4(2) of the Securities Act of 1933, the Registrant issued 600,000 shares of Series B convertible preferred stock upon conversion of a convertible note.

     (b) There were no underwritten offerings employed in connection with any of the transactions described in Item 15(a).

     (c) The consideration received for each of the above transactions was described in the relevant subsection of (a).

ITEM 16.  EXHIBITS


  NO.                       DESCRIPTION OF DOCUMENTS
  ---                       ------------------------
  1.1*    Form of Underwriting Agreement
  3.1**   Form of Amended and Restated Certificate of Incorporation of
          the Registrant
  3.2**   Form of Amended and Restated Bylaws of the Registrant
  5.1     Opinion of Hutchins, Wheeler & Dittmar, A Professional
          Corporation
 10.1**   Amended and Restated Registration Rights Agreement, dated as of January 2000 among the Registrant and certain of its
          stockholders.
 10.2**   Stockholders Agreement, dated September 1998 among the
          Registrant and certain of its stockholders.
 10.3**   1996 Stock Option Plan
 10.4**   1999 Stock Option Plan
 10.5**   2000 Stock Option Plan
 10.6**   Agreement with General Investment Bankers (confidential
          treatment granted)
 10.7**   Agreement with Infomatec Media AG (confidential treatment
          granted).
 10.8**   Employment Agreement with Mr. Buchenberger
 10.9**   Employment Agreement with Mr. Habermeyer
 10.10**  Employment Agreement with Mr. Schwartz
 10.11**  Employment Agreement with Mr. Merget
 10.12**  Employment Agreement with Mr. Wolfl
 21.1**   Subsidiaries
 23.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
          Aktiengesellschaft Wirtschaftspruefungsgesellschaft
 23.2     Consent of Hutchins, Wheeler & Dittmar, A Professional
          Corporation (included in Exhibit 5.1)
 24.1**   Power of Attorney
 27.1**   Financial Data Schedule


---------------
* To be filed by amendment

** Previously filed

     All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement certificates in such denomination and registered in such names as required by the underwriters to permit proper delivery to each purchaser.

     The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Munich, Germany, on August 3, 2000.


                                          BLAXXUN INTERACTIVE, INC.

                                          By:      /s/ FRANZ BUCHENBERGER
                                              ----------------------------------
                                               Franz Buchenberger, President
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                    TITLE                        DATE
                   ---------                                    -----                        ----
             /s/ FRANZ BUCHENBERGER               President, Chief Executive Officer    August 3, 2000
------------------------------------------------    and Chairman of the Board
               Franz Buchenberger                   (Principal Executive Officer)

          /s/ BERND-MICHAEL HABERMEYER            Chief Financial Officer and Vice      August 3, 2000
------------------------------------------------    President of Finance and
            Bernd-Michael Habermeyer                Administration (Principal
                                                    Financial Officer)

                       *                          Director                              August 3, 2000
------------------------------------------------
                  Guy Bradley

                       *                          Director                              August 3, 2000
------------------------------------------------
             Heydan von Frankenberg

                       *                          Director                              August 3, 2000
------------------------------------------------
                Francois Stieger

*By: /s/ FRANZ BUCHENBERGER
------------------------------------------------
     Franz Buchenberger
     Attorney-in-fact

                                 EXHIBIT INDEX


  NO.                       DESCRIPTION OF DOCUMENTS
  ---                       ------------------------
  1.1*    Form of Underwriting Agreement
  3.1**   Form of Amended and Restated Certificate of Incorporation of
          the Registrant
  3.2**   Form of Amended and Restated Bylaws of the Registrant
  5.1     Opinion of Hutchins, Wheeler & Dittmar, A Professional
          Corporation
 10.1**   Amended and Restated Registration Rights Agreement, dated as of January 2000 among the Registrant and certain of its
          stockholders.
 10.2**   Stockholders Agreement, dated September 1998 among the
          Registrant and certain of its stockholders.
 10.3**   1996 Stock Option Plan
 10.4**   1999 Stock Option Plan
 10.5**   2000 Stock Option Plan
 10.6**   General Agreement with General Investment Bankers
          (confidential treatment granted)
 10.7**   Agreement with Infomatec Media AG (confidential treatment
          granted)
 10.8**   Employment Agreement with Mr. Buchenberger
 10.9**   Employment Agreement with Mr. Habermeyer
 10.10**  Employment Agreement with Mr. Schwartz
 10.11**  Employment Agreement with Mr. Merget
 10.12**  Employment Agreement with Mr. Wolfl
 21.1**   Subsidiaries
 23.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
          Aktiengesellschaft Wirtschaftspruefungsgesellschaft
 23.2     Consent of Hutchins, Wheeler & Dittmar, A Professional
          Corporation (included in Exhibit 5.1)
 24.1**   Power of Attorney
 27.1**   Financial Data Schedule


---------------
* To be filed by amendment

** Previously filed